SEC File No. 333-123302
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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         ______________________________


                         POST-EFFECTIVE AMENDMENT NO. 4

                                   FORM SB-2/A

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                          ____________________________

                            PACIFIC BIOMETRICS, INC.

                  NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER


     STATE OF DELAWARE                    8731                    93-1211114
  STATE OR JURISDICTION OF    PRIMARY STANDARD INDUSTRIAL      I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION  CLASSIFICATION CODE NUMBER  IDENTIFICATION NUMBER


    220 WEST HARRISON STREET             RONALD R. HELM, CHIEF EXECUTIVE OFFICER
   SEATTLE, WASHINGTON 98119                    PACIFIC BIOMETRICS, INC.
        (206) 298-0068                         220 WEST HARRISON STREET
ADDRESS AND TELEPHONE NUMBER OF                SEATTLE, WASHINGTON 98119
  PRINCIPAL EXECUTIVE OFFICES                        (206) 298-0068
                                          NAME, ADDRESS AND TELEPHONE NUMBER OF
                                             PRINCIPAL PLACE OF BUSINESS AND
                                                   AGENT FOR SERVICE

          Copies of all communications to the foregoing to be sent to:

                               TIMOTHY M. WOODLAND
                          CAIRNCROSS & HEMPELMANN, P.S.
                          524 SECOND AVENUE, SUITE 500
                            SEATTLE, WASHINGTON 98104
                                 (206) 587-0700

                Approximate date of proposed sale to the public:
            AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT
                               BECOMES EFFECTIVE.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:................................ [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:............................... [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:...................................................... [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering....................................................... [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box:.......................................................... [ ]

THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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                                EXPLANATORY NOTE

Pursuant to Rule 429 under the Securities Act, the prospectus included in this Post-Effective Amendment No. 4 updates and replaces the prospectus included in this registration statement and three prior registration statements, all as follows:

     o prior Registration Statement on Form SB-2 (File No. 333-113822), which was originally filed on March 22, 2004, and declared effective on September 28, 2004;
     o prior Registration Statement on Form SB-2 (File No. 333-116968), which was originally filed on June 29, 2004, and declared effective on September 28, 2004;
     o this Registration Statement on Form SB-2 (File No. 333-123302), which was originally filed on March 14, 2005, and declared effective on April 1, 2005; and
     o prior Registration Statement on Form SB-2 (File No. 333-133084), which was originally filed on April 7, 2006, and declared effective on April 21, 2006.

In addition, this Post-Effective Amendment No. 4 to this Registration Statement also constitutes Post-Effective Amendment No. 4 with respect to the prior Registration Statement Nos. 333-113822 and 333-116968 and Post-Effective Amendment No. 3 with respect to Registration Statement No. 333-133084.

Accordingly, this Post-Effective Amendment No. 4 relates to our prior registrations for a total of 23,817,601 shares of common stock, as follows:

     o 10,375,843 shares that are issued and outstanding held by the selling security holders (of which 7,285,506 shares have been sold, leaving 3,090,337 shares available for sale by the selling security holders);
     o 5,338,248 shares issuable upon conversion of outstanding secured convertible notes held by Laurus Master Fund Ltd. (of which 670,000 shares have been issued upon conversion and sold, leaving 4,668,248 shares available for future issuance and sale by the selling security holders);
     o 1,911,952 shares issuable upon exercise of warrants held by the selling security holders (of which warrants for 84,257 shares have expired or been cancelled, leaving 1,827,695 shares available for future issuance and sale by the selling security holders);
     o 3,185,231 shares that are issued and outstanding, held by the selling security holders who purchased in our private placement of common stock and warrants in March and April 2006 (of which 1,334,603 shares have been sold, leaving 1,850,628 shares available for sale by the selling security holders);
     o 1,180,754 shares issuable upon exercise of warrants held by the selling security holders who purchased in our private placement of common stock and warrants in March and April 2006, at an exercise price of $1.60 per share (none of which have been exercised, leaving 1,180,754 shares available for future issuance and sale by the selling security holders);
     o 1,791,907 shares issued upon exchange of our prior outstanding Series A preferred stock (none of which have been sold, leaving 1,791,907 shares available for sale by the selling security holders); and
     o 33,666 shares issued upon conversion of our prior outstanding Series B preferred stock (all of which have been sold, leaving no shares available for sale).

PROSPECTUS
                                14,409,569 SHARES

                            PACIFIC BIOMETRICS, INC.

                                  COMMON STOCK

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Selling security holders of Pacific Biometrics, Inc. are offering for sale up to 14,409,569 shares of our common stock.

The prices at which the selling security holders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of shares offered by the selling security holders. However, to the extent the selling security holders exercise any stock purchase warrants for cash, we will receive proceeds from such exercises.

The shares of common stock offered will be sold as described under the heading "Plan of Distribution," beginning on page 17.

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol "PBME." On October 24, 2007, the last reported sale price of our common stock on the OTC Bulletin Board was $0.75 per share.

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THE COMMON STOCK OFFERED INVOLVES A HIGH DEGREE OF RISK. WE REFER YOU TO "RISK FACTORS," BEGINNING ON PAGE 2.

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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                 The date of this prospectus is October 24, 2007

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS TO WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS.

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                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Prospectus Summary........................................................    1
Risk Factors..............................................................    2
Cautionary Notice Regarding Forward-Looking Statements....................   12
Use of Proceeds...........................................................   12
Dilution..................................................................   13
Selling Security Holders..................................................   13
Plan of Distribution......................................................   17
Market for Common Equity and Related Stockholder Matters..................   19
Management's Discussion and Analysis of Financial Condition and
  Results of Operations...................................................   20
Description of Business...................................................   29
Description of Properties.................................................   38
Legal Proceedings.........................................................   38
Directors and Executive Officers; Corporate Governance....................   39
Certain Relationships and Related Transactions............................   41
Executive Compensation....................................................   41
Security Ownership of Certain Beneficial Owners and Management............   46
Description of Securities.................................................   47
Disclosure of Commission Position on Indemnification for
  Securities Act Liabilities..............................................   50
Legal Matters.............................................................   50
Experts...................................................................   50
Changes in Independent Registered Public Accounting Firms.................   51
Where you Can Find More Information.......................................   51
Index to Financial Statements.............................................  F-1


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                               PROSPECTUS SUMMARY

You should read this summary together with the more detailed information contained in this prospectus, including our financial statements and related notes. You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities.

ABOUT THIS OFFERING

We are registering shares of our common stock for resale by the selling security holders. These shares include shares that are currently outstanding, as well as shares that are issuable upon the exercise of warrants. The selling security holders purchased the common shares and warrants in private placement transactions or received them as compensation.

The selling security holders and the specific number of shares that they each may resell through this prospectus are listed beginning on page 14. The 14,409,569 shares offered for resale pursuant to this prospectus include the following:

     o 6,760,101 shares that are currently issued and outstanding held by the selling security holders;

     o 4,668,248 shares issuable upon conversion of outstanding secured convertible notes held by Laurus Master Fund Ltd. ("Laurus") (see "DESCRIPTION OF BUSINESS - Laurus Debt Investments" below); and

     o 2,981,220 shares issuable upon exercise of warrants held by the selling security holders.

This prospectus may only be used where it is legal to offer and sell the shares covered by this prospectus. We have not taken any action to register or obtain permission for this offering or the distribution of this prospectus in any country other than the United States.

The number of shares issued and outstanding before and after this offering are set forth below:

     o    common stock outstanding before the offering       18,720,147 shares
     o    common stock outstanding after the offering        26,369,615 shares

The number set forth above for the shares of our common stock outstanding before this offering is the number of shares outstanding as of October 24, 2007. The number of shares of common stock outstanding after this offering is based on the number of shares outstanding before the offering, and assumes (a) the issuance of an estimated maximum of 4,668,248 shares of common stock upon conversion of the notes held by Laurus (including conversion of interest payments thereon) and
(b) the issuance of 2,981,220 shares of common stock upon the exercise of the warrants held by the selling security holders.

ABOUT OUR COMPANY

We provide specialty central laboratory services to support pharmaceutical and laboratory diagnostic manufacturers in the conduct of human clinical research, for use in their drug and diagnostic product development efforts. Our clients include a number of the world's largest multi-national pharmaceutical, biotechnology and diagnostic companies. Our well-recognized specialty areas include cardiovascular disease (dyslipidemia, atherosclerosis, and coronary heart disease), diabetes (and obesity), and bone and joint diseases (osteoporosis as well as osteo and rheumatoid arthritis). Coupled with our specialty testing, we also have central laboratory capability and provide full-service central laboratory support for multi-center clinical trials, including routine safety lab tests (general chemistry, hematology, and urinalysis).

Our company is a Delaware corporation, incorporated in May 1996, and we conduct our operations primarily through our wholly-owned subsidiary, Pacific Biometrics, Inc., a Washington corporation ("PBI, WA"). Our executive offices are located at 220 West Harrison Street, Seattle, Washington 98119, and our telephone number is (206) 298-0068. We also maintain a web site at www.pacbio.com. Information accessed on or through our web site does not constitute a part of this prospectus.

                                  RISK FACTORS

THIS OFFERING AND OUR BUSINESS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE DECIDING WHETHER TO INVEST IN OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, PROSPECTS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE HARMED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. ADDITIONAL RISKS AND UNCERTAINTIES NOT CURRENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS AND ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

RISKS RELATING TO OUR COMPANY AND OUR BUSINESS

     DURING EACH OF OUR PAST FISCAL YEARS, WE HAVE DEPENDED ON ONE OR TWO CLIENTS FOR A SIGNIFICANT PORTION OF OUR REVENUE. ANY DECREASE IN REVENUE FROM THESE CLIENTS COULD MATERIALLY ADVERSELY AFFECT US.

Historically, our largest two clients in any individual fiscal year have represented in excess of 50% of our revenue. During the fiscal year ended June 30, 2007, however, our top two clients represented 33% of our revenue as compared to 50% during the fiscal year ended June 30, 2006. Our largest client in fiscal 2007 individually accounted for approximately 17% of our total revenue in fiscal 2007, while our largest client in fiscal 2006 accounted for approximately 36% of our total revenue in fiscal 2006. While on the one hand this reflects an improvement in terms of decreasing our revenue reliance on a single client, on the other hand it is important to note that our largest client in fiscal 2007 was not our largest client in fiscal 2006, which illustrates the risk of significant revenue variability that we face in our marketplace. Revenue from our five largest clients represented approximately 65% and 74% of total revenue in fiscal 2007 and 2006, respectively. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and see "DESCRIPTION OF BUSINESS - Clients/Marketing" below. Because our revenue has been concentrated in one or two large clients, we can be materially adversely impacted by decreases in work generated from these clients, including any delays in undertaking clinical studies or submitting samples for testing services, any early termination or reductions in work orders or clinical studies, or any decreases in the volume or timing of new work orders.

We have expanded our business development efforts and have continued to submit bids and proposals to these and other companies for our services, to increase our revenue and to diversify our client base. Although we believe that we have good relations with all of our large clients and other companies in the industry, and we expect to receive additional work orders in the future, we cannot predict the timing or amount of any such additional work or whether we will be successful in further diversifying our client base. If we are unsuccessful in our sales and business development efforts with our existing clients and potential clients, our revenue for the fiscal year ending June 30, 2008 may be less than our revenue for the fiscal year ended June 30, 2007. In addition, unless we are able to attract additional clients for medium to large studies, we will continue to be dependent on one or two large clients for a substantial majority of our revenue.

     OUR ABILITY TO ATTRACT AND RETAIN CLIENTS DEPENDS IN LARGE PART ON OUR REPUTATION. IF OUR REPUTATION IS HARMED, OUR REVENUE, BUSINESS DEVELOPMENT, GROWTH AND OPERATING RESULTS MAY SUFFER.

We compete with other specialty laboratories and central laboratories in large part on the basis of our reputation for providing quality results in a timely manner. Accordingly, timely, effective and quality service is essential to establishing and maintaining our reputation, as well as to generating clients and revenue. Our reputation may suffer damage, whether from actions outside or within our control. If our reputation is harmed, our revenue, business development, growth and operating results may suffer.

     IF WE DO NOT GAIN NEW CLIENTS AND NEW PROJECTS FROM OUR BUSINESS DEVELOPMENT EFFORTS, OUR GROWTH MAY BE LIMITED, SALES OF OUR SERVICES MAY DECREASE AND OUR OPERATING RESULTS MAY SUFFER.

We generally do not have long-term contracts with clients for our services. In addition, any project we undertake may generally be terminated at any time by the client on short notice. As a result, it is difficult for us to forecast future sales, and our future revenue depends on our ability to generate new clients and new projects. During fiscal

2008, we are planning on making additional investments in our business development, technology infrastructure, operations and other areas of our business in an effort to become more competitive and to increase our revenue. These efforts will use significant amounts of time, effort and funding. Our business development efforts are substantially dependent on our ability to effectively manage our time, personnel and resources. In particular, our Chief Science Officer and Chief Medical Officer are often heavily involved in the marketing and business development process, and time that they spend in this area detracts from their available time for laboratory and development work. Our success in business development depends in part on our reputation in the industry and client perceptions (including as to our laboratory capacity and financial health), and also to a degree on personal relationships between us and the client. With the significant consolidation in the pharmaceutical industry, it is often a long and complex process in finding and meeting with the right person within the client company. We also understand that some companies in the pharmaceutical industry have "preferred vendor" lists, such that a vendor cannot participate in requests for proposal or contract with the company unless the vendor is pre-approved on the list. We are attempting to expand our efforts in this area. If a client or prospective client has negative perceptions about our capabilities, our laboratory capacity or our financial health, this may affect our ability to develop new clients or projects. If our business development efforts are not successful, our revenue and cash flow may decrease and our operating results may suffer.

     WE MAY BEAR FINANCIAL LOSSES BECAUSE MOST OF OUR CONTRACTS ARE OF A FIXED PRICE NATURE AND MAY BE DELAYED, TERMINATED OR REDUCED IN SCOPE FOR REASONS BEYOND OUR CONTROL.

Many of our contracts provide for services on a fixed price or fee-for-service with a cap basis and they may be terminated, delayed or reduced in scope by the other party either immediately or upon notice. See "DESCRIPTION OF BUSINESS - Contractual Arrangements" below. Contract termination, delay or reduction in scope may occur for a variety of reasons, most of which are beyond our control, including:

     o    the failure of the client's products to satisfy safety requirements;
     o    unexpected or undesired results of the client's products;
     o    insufficient patient enrollment by the client;
     o    insufficient investigator recruitment by the client;
     o the client's decision to terminate the development of a product or to end a particular study; and
     o    our failure to perform properly our duties under the contract.

Because we primarily receive revenue on the basis of the number of clinical samples we test and process, the loss, reduction in scope or delay of a large contract or the loss or delay of multiple contracts could materially adversely affect our business, results of operations, financial condition and cash flows. Our contracts typically entitle us to receive payment for fees earned by us up to the time of termination and reimbursement for out-of-pocket costs incurred prior to termination. In certain limited instances, our contracts also entitle us to a termination fee or payment for the costs of winding down the terminated projects.

     WE MAY BEAR FINANCIAL RISK IF WE UNDERPRICE OUR CONTRACTS OR OVERRUN COST ESTIMATES.

Since our contracts are often structured as fixed price or fee-for-service with a cap, we bear the financial risk if we initially under price our contracts or otherwise overrun our cost estimates. Such under pricing or significant cost overruns could have a material adverse effect on our business, results of operations, financial condition and cash flows.

     OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY IS ESSENTIAL TO THE GROWTH AND DEVELOPMENT OF OUR PRODUCTS AND SERVICES.

We rely, in part, on patents, trade secrets and know-how to develop and maintain our competitive position and technological advantage on our existing intellectual property and any future intellectual property we develop. See "DESCRIPTION OF BUSINESS - Technologies and Products" below. We protect our intellectual property through a combination of license agreements, trademark, service mark, copyright, trade secret laws and other methods of restricting disclosure and transferring title. We have and intend to continue entering into confidentiality agreements with our employees, consultants and vendors; entering into license agreements with third parties; and generally seeking to control access to and distribution of our intellectual property.

RISKS RELATING TO OUR INDUSTRY

     FAILURE TO KEEP PACE WITH CHANGES IN THE MARKETPLACE MAY CAUSE US TO LOSE MARKET SHARE AND OUR REVENUE MAY DECREASE.

The market for specialty reference and central laboratory services is subject to rapid technological change and innovation. In particular, laboratories are regularly developing new assays to incorporate into clinical testing and have to maintain up-to-date laboratory equipment to stay competitive. In developing and enhancing our services, we have made, and will continue to make, assumptions about which features, standards and performance criteria will be attractive to, or demanded by, our clients. If we implement features, standards and performance criteria that are different from those required by our clients or if our competitors introduce products and systems that better address these needs, market acceptance of our offerings may suffer or may become obsolete. In that event, our market share and revenue would likely decrease. In addition, clients are requiring that laboratories maintain secure and sophisticated information technology systems, as a means for storing data and facilitating communication between the laboratory and the client. Although we continue to expend efforts and resources in these areas, we may not be successful in keeping up with client needs or expectations. In addition, if a client or prospective client has negative perceptions about our abilities based on our financial strength, this may affect our ability to develop new clients or projects. Many of our competitors have greater resources than we do. We are also exploring additional financing to be used to continue to update our laboratory service capability. If we are unsuccessful in raising funds as and when needed, we may, or it may be perceived, that we are less efficient and less economical than our competitors and we may lose business to our competitors. If this occurs, it would have a material adverse effect on our revenue and financial performance.

     WE DEPEND ON THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES.

Our revenue depends greatly on the outsourcing expenditures made by the pharmaceutical and biotechnology industries in research and development. Accordingly, economic factors and industry trends that affect our clients in these industries also affect our business. If companies in these industries were to reduce the number of research and development projects they outsource, our business could be materially adversely affected.

Our clients in the pharmaceutical and biotechnology industries have experienced significant consolidation over the last several years and we expect that trend to continue. The uncertainty caused by consolidation, before, during and after a business combination can result in product delays, changes in strategy, and consolidation and/or elimination of research and development efforts. Any of these effects can have a materially adverse affect on us if it results in testing delays, sample volume reductions or termination of tests.

     WE HAVE SEEN RECENT CHANGES IN OUR MARKETPLACE.

Management has reviewed recent developments in the dyslipidemia drug development market that provides a substantial portion of our revenues. These changes - specifically, the late-stage withdrawal of the HDL-raising drug torcetrapib by Pfizer in December 2006 - have the potential to significantly impact our future revenues. We have not experienced a significant impact on current revenues for the period ended June 30, 2007 from these developments. A limited number of current studies have been postponed, suspended or terminated. Because of current uncertainty about the significance of these developments, potential effects on our future business and revenues, as well as on drug development activities by other pharmaceutical companies in the lipid / cholesterol market in general, are unclear. Even if the withdrawal of torcetrapib results in the cessation of similar drug programs (CETP inhibitors) at other pharmaceutical companies, we believe we are well positioned in the lab services market for the dyslipidemia therapeutic area to take advantage of other drug classes coming into the pipeline. Indeed, we are involved with many top pharmaceutical companies in providing testing services for drugs related to but distinct from the CETP inhibitors.

Several factors may adversely affect our future revenues, including the recent announcements by Pfizer to halt further testing of torcetrapib, the lead compound in the CETP inhibitor drug class, due to specific safety issues,

Pfizer's plans for cost reductions and layoffs and other large pharmaceutical companies' cost reduction announcements. We are not certain how the current issues will affect the clinical development of CETP inhibitors at other pharmaceutical companies, or the effect on other drug classes currently being evaluated for their favorable effects on HDL ("good") cholesterol levels and on reverse cholesterol transport. In a recent press release (April 20, 2007) Pfizer announced that it is putting a hold on all drugs in the same class as torcetrapib. There have been no public announcement by other major pharmaceutical companies about discontinuing development of related drugs, but we intend to monitor the situation and assess any potential impacts should they arise.

     WE MAY NOT BE ABLE TO SUCCESSFULLY DEVELOP AND MARKET NEW SERVICES.

We may seek to develop and market new services that complement or expand our existing business. If we are unable to develop new services and or create demand for those newly developed services, our future business, results of operations, financial condition and cash flows could be adversely affected.

     WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY, AND WE MAY LOSE OR FAIL TO ATTRACT CLIENTS FOR OUR SERVICES TO OUR COMPETITORS.

Competitors in the specialty reference and central laboratory industry range from small, limited-service providers to full service global contract research organizations. Our main competition consists of in-house departments of pharmaceutical companies, full-service contract research organizations, and, to a lesser degree, universities. See "DESCRIPTION OF BUSINESS - Competition" below. We compete on a variety of factors, including

     o    technological expertise and efficient drug development processes,
     o    reputation for on-time quality performance,
     o    price,
     o    expertise and experience in specific areas,
     o    strengths in various geographic markets and global reach,
     o ability to manage large-scale clinical trials both domestically and internationally,
     o    scope of service offerings,
     o ability to acquire, process, analyze and report data in a time-saving and accurate manner, and
     o    expertise and experience in health economics and outcomes services.

Many of our competitors have greater resources than we do, have global operations and greater name recognition. If we experience significant competition which is based on factors which we do not have in our business, such as global management of projects or size, our business could be materially adversely affected. Although we have entered into a joint marketing arrangement with Quintiles in an attempt to improve our competitive position, in fiscal 2007, we did not realize significant financial benefit from this relationship and this arrangement may not be successful in generating revenue for us or improving our competitive position.

     DURING FISCAL 2007, WE HAVE EXPERIENCED A SIGNIFICANT DECREASE IN REVENUE. IN FISCAL 2006 WE EXPERIENCED A SIGNIFICANT INCREASE IN REVENUE FROM PRIOR YEARS. OUR REVENUE IS UNPREDICTABLE AND VARIES SIGNIFICANTLY FROM QUARTER TO QUARTER AND YEAR TO YEAR.

We have experienced significant quarterly fluctuations in revenue during fiscal 2007 and fiscal 2006. For fiscal 2007 compared to fiscal 2006, our revenue decreased 21% to approximately $8,480,000 from approximately $10,750,000, and we incurred a net loss for fiscal 2007 and net income for fiscal 2006. The impact of quarterly fluctuations is clearly observed in the first fiscal quarter of 2007 where revenue increased 42% compared to the comparable period in fiscal 2006. While, for the last nine months of fiscal 2007, our revenue was 34% lower than for the comparable period of fiscal 2006. The following table shows the significant swings in our quarterly revenue for each quarter in the current fiscal year and the past two fiscal years:

     (DOLLARS IN THOUSANDS,                              FISCAL YEAR
     ROUNDED TO NEAREST THOUSAND)             2005           2006          2007
     Q1, ended September 30............      $  434        $ 1,834       $ 2,605
     Q2, ended December 31.............       1,009          3,113         2,219
     Q3, ended March 31................       1,048          3,110         1,755
     Q4, ended June 30.................         739          2,693         1,901

Our revenue depends in large part on receiving new clinical or diagnostic studies from our clients, and we cannot predict the timing or amount of revenue we may recognize from quarter to quarter. During fiscal 2006, we had two large studies totaling in excess of $2,600,000 that raised revenues to record levels during Q2, ended December 31 and Q3 ended March 31 as illustrated in the table above. During fiscal 2008, we are planning to make additional investments in our business development, technology infrastructure, operations and other areas of our business in an effort to become more competitive and to increase our revenue. These efforts will use significant amounts of time, effort and funding. These efforts may not be successful in generating additional revenue.

     WE HAVE HISTORICALLY HAD WORKING CAPITAL DEFICITS. IF OUR REVENUE DOES NOT INCREASE, OUR LOSSES, CASH AND WORKING CAPITAL POSITION MAY WORSEN.

Although we received net proceeds of approximately $3,963,000 in a private placement of our common stock and warrants in March and April 2006, we have had cash flow shortages and deficiencies in working capital in previous fiscal years. At June 30, 2007, we had approximately $4,220,000 in cash and a positive working capital position of approximately $827,000, both representing a significant decrease from the previous fiscal year; we also had significant amounts of debt, including secured convertible notes, the derivative liabilities associated with the notes and notes payable of approximately $3,577,000 and other liabilities of approximately $2,282,000 and stockholders' equity of approximately $1,513,000. For the last fiscal year ended June 30, 2007 we had an operating loss of approximately $565,000. For the previous fiscal year ended June 30, 2006 we had an operating income of approximately $1,846,000. At June 30, 2007, we had an accumulated deficit of approximately $27,133,000.

Previously, our cash, cash equivalents, and accounts receivable have been used to fund our operating losses and investments in capital expenditures. However, unless revenue remains at the current level or continues to increase, we will likely experience losses and our cash and working capital positions may be adversely impacted through fiscal 2008. To improve our cash position, we are actively seeking to increase revenue and improve operating income. As noted above, we raised net proceeds of approximately $3,963,000 in a private placement of our common stock and warrants in March and April 2006. This private placement has improved our cash position and reduced the risk associated with our revenue fluctuations and growth. However, our continuing efforts to improve our cash position, reduce expenses and generate revenue may not be successful.

Our future capital requirements depend upon many factors, including, but not limited to:

     o the timing and number of clinical trials by clients, the number of samples submitted to us for testing, and the amount of revenue generated from these tests;
     o our ability to enter into and build relationships with new clients, and obtain additional projects from existing clients;
     o capital expenditure requirements, including for research and development efforts, upgrading or replacing laboratory equipment and making investments in information technology;
     o delays or early terminations of clinical testing agreements with clients;
     o    our plans to pursue additional business strategies;
     o our ability to manage our cash flow, including by managing or reducing our expenses, such as insurance and professional fees of our accountants and attorneys associated with being a public company; and
     o    other business and economic factors that may occur from time to time.

None of these factors can be predicted with certainty. Additionally, if we desire to invest in our laboratory technology or research and development, we may require additional financing.

     OUR ABILITY TO MAKE REQUIRED PAYMENTS OF PRINCIPAL AND INTEREST ON OUR SENIOR SECURED DEBT DEPENDS PRIMARILY ON AVAILABLE CASH BALANCES, CASH FLOW FROM OPERATIONS, FUNDS FROM FINANCING EFFORTS AND EARLY CONVERSION OF THE DEBT, ALL OF WHICH MAY NOT BE SUFFICIENT TO SERVICE THE DEBT.

In fiscal 2004 and 2005, we closed on two debt financings with Laurus Master Funds Ltd., consisting of $2.5 million effective May 28, 2004 and an additional $1.5 million effective January 31, 2005. See "DESCRIPTION OF BUSINESS - Laurus Debt Investments" below. Through June 30, 2007, Laurus has converted a total of $710,200 in principal on the 2004 Note and we made payments totaling $373,133 leaving a remaining principal balance on the 2004 Note of $1,416,667. Through June 30, 2007, no conversion of principal has taken place on the 2005 Note and we have made payments totaling $550,000 leaving a remaining principal balance of $950,000. On the 2005 Note we paid a reduced initial payment of approximately $41,000 for March 2006 and approximately $85,000 per month of which $83,000 applies to the principal net of interest, for each month thereafter. Payments on the 2005 Note of approximately $51,000 per month, of which $50,000 applies to the principal net of interest, commenced in August 2006. Any future additional conversions of principal by Laurus on either Note will further reduce our repayment obligations. Our actual required cash payments on the two notes will vary depending on interest rates and whether amounts under the notes are converted into our common stock.

Our ability to make scheduled monthly payments under the two notes primarily depends on our current cash balance, future performance and working capital, including our ability to increase revenue and improve cash flows. We currently have other fixed monthly commitments under various notes payable, equipment and facility leases. See "Note 7 to Notes to Consolidated Financial Statements" for the fiscal year ended June 30, 2007 included in this prospectus. To a certain extent our ability to increase revenue and control costs are subject to a number of economic, financial, competitive, regulatory and other factors beyond our control.

However, if our cash flow is insufficient to enable us to service our debt, we may have to utilize the funds raised from our private placement of common stock and warrants, be forced to find alternative sources of financing, or to take further measures, including significantly reducing expenses or scope of operations. Any future alternative sources of debt or equity financing may not be available to us when needed or in amounts required. Although we obtained a non-revolving line of credit with Franklin Funding in November 2005 for equipment financing and we raised net proceeds of approximately $3,963,000 in a private placement of our common stock and warrants in March and April 2006, we do not have available to us another bank line of credit or other general borrowing facility. Alternatively, we may be forced to attempt to negotiate with our debt holders on our payment terms, which may not be successful or may be on terms onerous to us.

     WE GRANTED A BLANKET SECURITY INTEREST IN ALL OF OUR ASSETS TO THE HOLDER OF OUR SECURED CONVERTIBLE DEBT. IF WE ARE UNABLE TO MAKE OUR REQUIRED MONTHLY PAYMENTS ON THE DEBT, OR ANY OTHER EVENT OF DEFAULT OCCURS, IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND OPERATIONS, AND THE DEBT HOLDER MAY FORECLOSE ON OUR ASSETS.

As part of our two debt financings with Laurus, we granted to Laurus a blanket security interest in all of our assets, including assets of our subsidiaries. See "DESCRIPTION OF BUSINESS - Laurus Debt Investments" below. In the event we default in payment on the debt, or any other event of default occurs under the financing documents, 130% of the outstanding principal amount and accrued interest will accelerate and be due and payable in full.

The cash required to pay such accelerated amounts on the notes following an event of default would most likely come out of our working capital. As we rely on our working capital for our day to day operations, such a default could have a material adverse effect on our business, operating results, or financial condition to such extent that we are forced to restructure, file for bankruptcy, sell assets or cease operations. In addition, upon an event of default, the holders of the secured debt could foreclose on our assets or exercise any other remedies available to them. If our assets were foreclosed upon, or if we were forced to file for bankruptcy or cease operations, stockholders may not receive any proceeds from disposition of our assets and may lose their entire investment in our stock.

     EVEN WITH OUR PRIVATE PLACEMENT OF COMMON STOCK AND WARRANTS IN MARCH AND APRIL 2006, WE MAY NEED TO RAISE ADDITIONAL CAPITAL TO FUND OPERATIONS IN THE FUTURE. IF OUR FINANCING EFFORTS ARE NOT SUCCESSFUL, WE WILL NEED TO EXPLORE ALTERNATIVES TO CONTINUE OPERATIONS, WHICH MAY INCLUDE A MERGER, ASSET SALE, JOINT VENTURE, LOANS OR EXPENSE REDUCTIONS.

We have been successful in achieving our second highest revenue level in the company's history for the fiscal year ended June 30, 2007, although this result was 21% below the revenue level for the fiscal year ended June 30, 2006. Our efforts to continue revenue increases and control expenses may not be successful. If we continue to experience significant quarterly fluctuations in our revenue or if our revenue does not continue to increase, we may need to raise additional capital through equity or debt financing or through the establishment of other funding facilities in order to keep funding operations. Even with our recent private placement in March and April 2006, in the current market condition, raising capital has been, and may continue to be difficult, and we may not receive sufficient funding. Any future financing that we seek may not be available in amounts or at times when needed, or, even if it is available, may not be on terms acceptable to us. Also, if we raise additional funds by selling equity or equity-based securities, the ownership of our existing stockholders will be diluted.

We continually evaluate various other alternatives to enable us to fund continuing operations, which may or may not occur, including, but are not limited to, any one or more of the following:

     o engaging a financial advisor to explore strategic alternatives, which may include a merger, asset sale, joint venture or other similar transaction;
     o forming a joint venture with one or more strategic partners to provide additional capital resources to fund operations.

These potential alternatives may not be open to us, or may only be available on unfavorable terms. If we are unable to obtain sufficient cash either to continue to fund operations or to locate a strategic alternative, we may be forced to seek protection from creditors under the bankruptcy laws or cease operations. Any inability to obtain additional cash as needed could have a material adverse effect on our financial position, results of operations and ability to continue in existence. During fiscal 2008, we are planning to make additional investments in our business development, technology infrastructure, operations and other areas of our business in an effort to become more competitive and to increase our revenue. These efforts will use significant amounts of time, effort and funding.

     THE LOSS OF OUR KEY PERSONNEL, INCLUDING OUR CHIEF SCIENTIFIC OFFICER AND CHIEF MEDICAL OFFICER, COULD ADVERSELY AFFECT OUR BUSINESS.

Our success depends to a significant extent upon the efforts of our senior management team and other key personnel, and in particular Dr. Elizabeth Leary, our Chief Scientific Officer, and Dr. Mario Ehlers, our Chief Medical Officer. In addition to the services they provide in our laboratory services, Drs. Leary and Ehlers are also important to our business development efforts, both due to their reputations and skills, as well as their contacts and relationships with clients and prospective clients. The loss of the services of such personnel could adversely affect our business. Also, because of the scientific and technical nature of our business, our success is dependent upon our ability to attract and retain technologically qualified personnel. There is substantial competition for qualified personnel, and an inability to recruit or retain qualified personnel may impact our ability to grow our business and compete effectively in our industry.

     OUR OBLIGATIONS UNDER OUR SECURED DEBT TO LAURUS MAY ADVERSELY AFFECT OUR ABILITY TO ENTER INTO POTENTIAL SIGNIFICANT TRANSACTIONS WITH OTHER PARTIES.

As a result of our debt financings with Laurus in May 2004 and January 2005, we incurred significant repayment obligations, we granted a blanket security interest in our assets, and we agreed to certain restrictive covenants. In particular, for so long as 25% of the original principal is outstanding under either note, we will need Laurus' consent before we can take certain actions, including the following:

     o    pay any dividends;
     o    merge, effect a material reorganization, liquidate or dissolve;
     o    materially change the scope of our business; or
     o create, incur or assume any debt (other than certain trade debt, equipment financings and debt for the purchase of assets in the ordinary course of business).

Accordingly, unless we obtain Laurus' consent, we may not be able to enter into certain transactions. In addition, in connection with any potential significant transaction (such as a merger, sale of substantially all our assets, joint venture, or similar transaction), it is likely that we would have to pay off the debt obligations to Laurus and have the security interests released. Although we have the right at any time to prepay our secured debt obligations, we can only do so upon payment of 130% of the then principal balance, plus all other amounts owing under the notes. See "DESCRIPTION OF BUSINESS - Laurus Debt Investments" below. Based on a total principal balance of approximately $2,367,000 under both notes as of June 30, 2007, prepayment would require a cash payment of approximately $3,077,000, plus accrued interest. These provisions could have the practical effect of increasing the costs of any potential significant transaction, and restrict our ability to enter into any such transaction.

     CHANGES IN GOVERNMENT REGULATIONS COULD DECREASE THE NEED FOR OUR SERVICES.

Governmental agencies throughout the world, but particularly in the United States, highly regulate the drug development and approval process. See "DESCRIPTION OF BUSINESS - Government Regulation" below. Our business involves performing safety and efficacy laboratory testing during clinical trials of new pharmaceutical drugs. Clinical trial laboratory data is used by pharmaceutical and biotechnology companies in the submission process to the FDA for the marketing approval of a new drug. Changes in regulations, such as a relaxation in regulatory requirements or the introduction of simplified drug approval procedures or an increase in regulatory requirements that we have difficulty satisfying, could eliminate or substantially reduce the need for our services. Also, government efforts to contain drug costs and pharmaceutical and biotechnology company profits from new drugs may have an impact on the drug development and approval process, and our clients may spend less, or reduce their growth in spending, on research and development.

     FAILURE TO COMPLY WITH EXISTING GOVERNMENT REGULATIONS COULD RESULT IN A LOSS OF REVENUE OR EARNINGS FROM A PROJECT.

Any failure on our part to comply with applicable government regulations could result in the termination of on-going research or sales and marketing projects or the disqualification of data for submission to regulatory authorities. For example, if we failed to validate analytical test methods performed on samples collected during and in support of a trial or if we fail to comply with GCP (Good Clinical Practice) regulations, the generated test data could be disqualified. If this were to happen, we could be contractually required to repeat the trial at no further cost to our client, but at substantial cost to us.

     WE MUST MAINTAIN CERTIFICATIONS FROM OUR CLIENTS IN ORDER TO BE ELIGIBLE TO BID ON PROJECTS.

Many of our clients require our laboratories to be tested from time to time for certification that we comply with their internal requirements. If we fail to comply, we will probably be terminated from existing contracts and we will not be eligible to bid on that client's future projects. While generally we have been very successful in maintaining certifications and in gaining new certifications, if we fail certification tests, especially for our major clients, our business would be materially adversely affected.

     WE MAY EXPAND OUR BUSINESS THROUGH ACQUISITIONS.

We may review acquisition opportunities. Factors which could affect our ability to grow successfully through acquisitions include

     o difficulties and expenses in connection with integrating the acquired companies and achieving the expected benefits,
     o    diversion of management's attention from current operations,
     o the possibility that we may be adversely affected by risk factors facing the acquired companies, and
     o acquisitions could be dilutive to earnings, or in the event of acquisitions made through the issuance of our common stock to the stockholders of the acquired company, dilutive to the percentage of ownership of our existing stockholders.

     WE MAY BE AFFECTED BY POTENTIAL HEALTH CARE REFORM.

In recent years, governments of the United States, Europe and Asia have considered various types of health care reform in order to control growing health care costs. We are unable to predict what legislative proposals will be adopted in the future, if any. Implementation of health care reform legislation that contains costs could limit the profits that can be made from the development of new drugs. This could adversely affect research and development expenditures by pharmaceutical and biotechnology companies which could in turn decrease the business opportunities available to us. In addition, new laws or regulations may create a risk of liability, increase our costs or limit our service offerings.

     SPECIAL REFERENCE AND CENTRAL LABORATORY SERVICES CREATE A RISK OF
     LIABILITY.

In contracting to work on drug development trials, we face a range of potential liabilities, including

     o errors or omissions in laboratory data being generated relating to the safety and efficacy of the drug, that could affect the regulatory approval of the drug, and
     o errors and omissions during a trial that may undermine the usefulness of a trial or data from the trial.

While we maintain what we believe is adequate insurance coverage and obtain contractual indemnifications protecting us against liability arising from our own actions (other than negligence or intentional misconduct), we could be materially and adversely affected if we were required to pay damages or bear the costs of defending any claim which is not covered by a contractual indemnification provision or which is beyond the level of our insurance coverage. Due to the rising costs of insurance, we may not be able to maintain such insurance coverage at levels or on terms acceptable to us.

RISKS RELATED TO OUR COMMON STOCK

     OUR COMMON STOCK IS TRADED ON THE OTC BULLETIN BOARD AND IS CONSIDERED A "PENNY STOCK". OUR STOCKHOLDERS' ABILITY TO SELL SHARES IN THE SECONDARY TRADING MARKET MAY BE LIMITED.

Our common stock is currently quoted for trading on the OTC Bulletin Board. As a result, the liquidity of our common stock is limited, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and the lack of coverage by security analysts and the news media of our company.

In addition, because our stock is quoted on the OTC Bulletin Board, our common stock is subject to certain rules and regulations relating to "penny stock." A "penny stock" is generally defined as any equity security that has a price less than $5.00 per share and that is not quoted on the NASDAQ Stock Market or a national securities exchange. Being a penny stock generally means that any broker who wants to trade in our shares (other than with established clients and certain institutional investors) must comply with certain "sales practice requirements," including delivery to the prospective purchaser of the penny stock a risk disclosure document describing the penny stock market and the risks associated therewith. In addition, broker-dealers must take certain steps prior to selling a "penny stock," which steps include:

     o    obtaining financial and investment information from the investor;
     o obtaining a written suitability questionnaire and purchase agreement signed by the investor; and
     o providing the investor a written identification of the shares being offered and the quantity of the shares.

If these penny stock rules are not followed by the broker-dealer, the investor has no obligation to purchase the shares. The application of these comprehensive rules will make it more difficult for broker-dealers to sell our common stock, and as a practical matter, these requirements may mean that brokers are less likely to make recommendations on our shares to its general clients.

As a result, for as long as our common stock is quoted on the OTC Bulletin Board and subject to these penny stock rules, our stockholders may have difficulty in selling their shares in the secondary trading market. In addition, prices for shares of our common stock may be lower than might otherwise prevail if our common stock were quoted on the NASDAQ Stock Market or traded on a national securities exchange, like The New York Stock Exchange or American Stock Exchange. This lack of liquidity may also make it more difficult for us to raise capital in the future through the sale of equity securities.

     RISKS RELATED TO OUR COMMON STOCK INCLUDE, BUT ARE NOT LIMITED TO THE
     FOLLOWING:

     o Our quarterly operating results may vary, and these fluctuations could affect the market price of our stock.
     o Our stock price is volatile and a stockholder's investment in our common stock could suffer a decline in value.
     o    The market for our stock has not been liquid.

     AS WE ISSUE ADDITIONAL EQUITY SECURITIES IN THE FUTURE, INCLUDING UPON CONVERSION OF ANY OF OUR SECURED CONVERTIBLE DEBT, THE OWNERSHIP OF OUR EXISTING STOCKHOLDERS WILL BE DILUTED. IN PARTICULAR, THE SECURED CONVERTIBLE DEBT HAS A FULL RATCHET ANTI-DILUTION PROVISION THAT COULD SIGNIFICANTLY DILUTE THE OWNERSHIP OF OUR STOCKHOLDERS.

In connection with our two debt financings with Laurus, we issued a $2.5 million secured convertible note, a $1.5 million secured convertible note and warrants to Laurus. See "DESCRIPTION OF BUSINESS - Laurus Debt Investment" below. The $2.5 million note is convertible into shares of our common stock at an initial conversion price of $1.06 per share, and the $1.5 million note is convertible at an initial conversion price of $1.17 per share. At these initial conversion rates, for example, we would issue approximately 2,148,000 shares upon conversion of the $2,367,000 million owed under the notes at June 30, 2007. The actual number of shares to be issued will depend on the actual dollar amount of principal and interest being converted. In addition, each note carries a full ratchet anti-dilution provision, such that if we issue in the future convertible or equity securities (subject to certain exceptions, including stock option grants and issuances in connection with certain acquisition transactions) at a price less than the initial conversion price, the note conversion price will be automatically adjusted down to that lesser price. In addition to the conversion rights of the convertible debt, as we issue stock or convertible securities in the future, including for any future equity financing or upon exercise of any of the outstanding stock purchase warrants and stock options, those issuances would also dilute our stockholders. If any of these additional shares are issued and are sold into the market, it could decrease the market price of our common stock and could also encourage short sales. Short sales and other hedging transactions could place further downward pressure on the price of our common stock.

     WE DO NOT INTEND TO PAY CASH DIVIDENDS, SO ANY RETURN ON INVESTMENT MUST COME FROM APPRECIATION.

We have not declared dividends on our common stock in the past, and do not intend to declare dividends on our common stock in the foreseeable future. In addition, pursuant to our financing agreements with Laurus, for as long as 25% of the original principal amount is outstanding under the either secured convertible note to Laurus, we may not declare or pay any dividends without Laurus' consent. As a result, any investment return in our common stock must come from increases in the fair market value and trading price of our common stock.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements, including statements about:

     o our existing working capital and cash flows and whether and how long these funds will be sufficient to fund our operations;
     o the success of our business development efforts and our ability to enter into work orders for laboratory services and generate revenues;
     o the development of new services and products and the expansion of the market for our current services and products;
     o    implementing aspects of our business plan and strategies;
     o    financing goals and plans; and
     o our raising of additional capital through future equity and debt financings.

The forward-looking statements in this prospectus reflect management's current views and expectations with respect to our business, strategies, services and products, future results and events, and financial performance. In general, all statements other than statements of historical fact, including future results of operations or financial position, made in this prospectus should be considered forward looking. Our forward-looking statements are primarily located in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Business." In addition, the words "believe," "expect," "intend," "anticipate," "estimate," "desire," "goal," "may," "will," variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in or implied by these forward-looking statements for many reasons, including, among others, the risks we face as described in the section entitled "Risk Factors" and other factors discussed in "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this prospectus.

Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this prospectus. We make cautionary statements in the "Risk Factors" section of this prospectus and in other parts of this prospectus. You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus, as well as in the materials incorporated by reference into this prospectus.

We are not obligated nor do we undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus and other statements made from time to time from us or our representatives might not occur.

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock offered by the selling security holders. However, to the extent that the selling security holders exercise their stock purchase warrants for cash for up to 2,981,220 shares included in this prospectus, we would receive maximum proceeds of up to $4,047,879. Any such proceeds from the payment of warrant exercise prices will be used for general working capital. We are paying all expenses incurred in connection with the registration of the shares of common stock offered by this prospectus. See "PLAN OF DISTRIBUTION."

                                    DILUTION

Sales of the shares of common stock by the selling security holders in this offering will not result in any substantial change to the net tangible book value per share before and after the distribution of shares by the selling security holders. There will be no change in the net tangible book value per share attributable to cash payments made by purchasers of the shares being offered by the selling security holders. Prospective investors in the shares held by the selling security holders should be aware, however, that the price of shares being offered by the selling security holders may not bear any rational relationship to our net tangible book value per share.

                            SELLING SECURITY HOLDERS

The table on the following pages sets forth certain information about the selling security holders, including the number of shares of common stock known to us as being beneficially owned by each selling security holder as of October 24, 2007, and the number of shares being registered hereunder and that may be offered for sale from time to time by the selling security holders. The 14,409,569 shares being offered for resale pursuant to this prospectus consist of the following:

     o 6,760,101 shares of common stock that are currently issued and outstanding held by the selling security holders;

     o 4,668,248 shares of common stock issuable, subject to certain restrictions, upon conversion of principal and interest under two outstanding secured convertible notes held by Laurus in aggregate original principal amount of $4 million (see "DESCRIPTION OF BUSINESS
          - Laurus Debt Investment" below), consisting of the following:

          o 2,735,725 shares as our estimate of the maximum number of shares currently issuable upon conversion of principal and accrued interest under the original $2.5 million note issued to Laurus in May 2004 (the "2004 Note"), with a term expiring May 28, 2008 and a current conversion price of $1.06 per share; and

          o 1,932,523 shares as our estimate of the maximum number of shares currently issuable upon conversion of principal and accrued interest under the $1.5 million note issued to Laurus in January 2005 (the "2005 Note"), with a term expiring January 31, 2009 and a current conversion price of $1.17 per share;

     o 2,981,220 shares issuable upon exercise of warrants held by the selling security holders, consisting of the following:

          o 1,207,905 shares issuable, subject to certain restrictions, upon exercise of warrants held by Laurus (at exercise prices that range from $1.25 to $1.48 per share, and a weighted average exercise price of $1.32 per share) (see "DESCRIPTION OF BUSINESS
               - Laurus Debt Investment" below);

          o 287,081 shares issuable upon exercise of warrants held by Source Capital Group, Inc., our broker in our 2004 private placement and in the Laurus debt financing (at exercise prices for the warrants that range from $1.25 to $1.37 per share, and a weighted average exercise price of $1.29 per share);

          o 305,480 shares issuable upon exercise of warrants held by other selling security holders (at exercise prices for the warrants that range from $0.51 to $1.10 per share, and a weighted average exercise price of $0.63 per share); and

          o 1,180,754 shares issuable upon exercise of warrants held by the selling security holders who purchased in our private placement of common stock and warrants in March and April 2006 (at an exercise price of $1.60 per share).

                                                                          NUMBER OF SHARES
                                            BENEFICIAL OWNERSHIP PRIOR    OF COMMON STOCK     BENEFICIAL OWNERSHIP AFTER
                                                 TO OFFERING (1)              OFFERED                  OFFERING
                                           ----------------------------- ------------------- -----------------------------
         SELLING SECURITY HOLDER                NUMBER         PERCENT                           NUMBER         PERCENT
========================================== ================== ========== =================== ================ ============
Laurus Master Fund Ltd. (2)                     983,197 (3)     4.99%        5,876,153 (4)      1,000,000         3.7
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Saigene Corporation (5)                       2,316,823         12.4         1,280,130          1,036,693         3.9
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
EFG Bank, S.A.                                1,491,907          8.0         1,491,907                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Whalehaven Capital Fund Limited (6)             635,754          3.3           635,754                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Dolphin Offshore Partners, L.P. (7)             963,040          5.1           963,040                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Wexford Clearing CF Anthony Silverman         1,126,600          6.0           600,000            526,600         2.0
    IRA Rollover (8)
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
David N. Dalton (9)                             481,481          2.6           481,481                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Source Capital Group, Inc. (10)                 314,310          1.7           314,310                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Patricia M. Giles                               526,078          2.8           300,000            226,078         **
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Excalibur Limited Partnership (11)               66,666          **             66,666                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Jeffrey A. Silverman (12)                       322,480          1.7           276,480             46,000         **
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Alpha Capital AG (13)                           240,740          1.3           240,740                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Bluegrass Growth Fund LP (14)                   240,740          1.3           240,740                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Ronald Helm (15)                                947,049          4.9           203,000            744,049         2.8
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Paragon Capital LP (16)                          33,330          **             33,330                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Richard Kreger (17)                             120,101          **            120,101                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Franklin Funding (18)                           287,026          1.5           112,026            175,000         **
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Nite Capital L.P. (19)                           77,777          **             77,777                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Ernest W. Baumgarder Trust                       81,655          **             81,655                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Michael Dinovi & Gloria Dinovi                   67,800          **             67,800                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Monarch Capital Fund, Ltd. (20)                  66,666          **             66,666                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Michael R. Barreras                              65,000          **             55,000             10,000         **
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Donald K. Saddoris                               50,000          **             50,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Midtown Partners & Co., LLC (17)                 45,038          **             45,038                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
RHK Midtown Partners LLC (17)                    42,035          **             42,035                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Kenneth Waters (22)                             153,210          **             41,000            112,210         **
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Lornakids 1983 Ltd.                              40,827          **             40,827                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Natalie Andrighetto                              36,131          **             36,131                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Alyssa Arellano                                  36,131          **             36,131                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Brittney Arellano                                36,131          **             36,131                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Taryn Arellano                                   36,131          **             36,131                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Anthony Andrighetto                              36,131          **             36,131                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Dino Andrighetto                                 36,131          **             36,131                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Gina Andrighetto                                 36,131          **             36,131                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Joseph Andrighetto                               36,131          **             36,131                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Deanne Arellano                                  36,131          **             36,131                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Mark Arellano                                    36,131          **             36,131                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Lakewood Nursery, Inc.                           40,867          **             34,193              6,674         **
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Donna Sparks                                     28,000          **             28,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Charles Keith Oliver                             27,260          **             27,260                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
ST Investment LLC                                21,180          **             21,180                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
John J. Abdilla & Linda S. Abdilla               20,000          **             20,000                 --         --
    Family Trust
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------

                                                                          NUMBER OF SHARES
                                            BENEFICIAL OWNERSHIP PRIOR    OF COMMON STOCK     BENEFICIAL OWNERSHIP AFTER
                                                 TO OFFERING (1)              OFFERED                  OFFERING
                                           ----------------------------- ------------------- -----------------------------
         SELLING SECURITY HOLDER                NUMBER         PERCENT                           NUMBER         PERCENT
========================================== ================== ========== =================== ================ ============
Lunt Legacy LLC                                  21,684          **             17,097              4,587         **
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Key LC                                           21,684          **             17,097              4,587         **
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Jason Ray                                        14,000          **             14,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Jaime Abdilla                                    10,000          **             10,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
John B. Abdilla                                  10,000          **             10,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Michael Oleyar (17)                               9,007          **              9,007                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Ariel Imas (17)                                   9,007          **              9,007                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Carole Marcum                                     8,548          **              8,548                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
John Marcum                                       8,548          **              8,548                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
James Brakke                                      6,666          **              6,666                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Mike Murphy (21)                                 97,505          **              4,000             93,505         **
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
TOTAL                                        12,502,596         46.3%       14,409,569          3,985,983        14.8%
========================================== ================== ========== =================== ================ ============
**  Less than 1%

(1) The number of shares shown as beneficially owned includes warrants held by the selling security holders that are exercisable within 60 days of the date of this prospectus.

(2) To our knowledge, Laurus has sole voting and investment power with respect to the shares of common stock beneficially owned by it, except that Laurus Capital Management, LLC, a Delaware limited liability company, may be deemed a control person of the shares owned by Laurus. David Grin and Eugene Grin are the principals of Laurus Capital Management, LLC, and their address is 825 Third Avenue, 14th Floor, New York, New York 10022.

(3) The terms of the convertible notes and warrants issued to Laurus effective May 28, 2004 and January 31, 2005 prohibit conversion of the notes or exercise of the warrants to the extent that such conversion or exercise would result in Laurus, together with its affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock. Laurus may waive the 4.99% limitation upon 75 days' prior written notice to us. As of the date of this prospectus, Laurus has not waived the 4.99% limitation. Also, this limitation does not preclude Laurus from converting the notes or exercising the warrants and selling shares underlying the note or warrant in stages over time where each stage does not cause the holder and its affiliates to beneficially own shares in excess of the limitation amount.

(4) Consists of (a) 2,735,725 shares as our estimate of the current maximum number of shares of common stock that may be issued to Laurus upon conversion of principal and interest under the 2004 Note, (b) 1,932,523 shares as our estimate of the maximum number of shares of common stock that may be issued to Laurus upon conversion of principal and interest under the 2005 Note, (c) 681,818 shares issuable upon exercise of outstanding warrants issued May 28, 2004 to Laurus with an exercise price of $1.25 per share, (d) 326,087 shares issuable upon exercise of outstanding warrants issued January 31, 2005 to Laurus with an exercise price of $1.37 per share, and (e) 200,000 shares issuable upon exercise of outstanding warrants issued January 31, 2005 to Laurus with an exercise price of $1.48 per share.

(5) Shares beneficially owned includes an aggregate of 1,036,693 shares of common stock held of record by third parties, but over which Saigene has voting power pursuant to irrevocable proxies granted by such third parties, and also includes 1,250,000 shares of common stock pledged to certain third parties to secure debt obligations of Saigene, but over which Saigene currently retains voting power. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" below for further information about Saigene Corporation.

(6) Includes 266,666 shares subject to warrants to purchase shares of common stock, at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011. Mr. Michael Finkelstein may be deemed to have voting and dispositive power over the shares of common stock owned by Whalehaven Capital Fund Limited; Mr. Finkelstein disclaims beneficial ownership interest of such shares of common stock except to the extent of his pecuniary interest therein.

(7) Includes 222,240 shares subject to warrants to purchase shares of common stock, at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011. Mr. Peter E. Salas may be deemed to have voting and dispositive power over the shares of common stock owned by Dolphin Offshore Partners, L.P.; Mr. Salas disclaims beneficial ownership interest of such shares of common stock except to the extent of his pecuniary interest therein.

(8) Includes 170,000 shares of common stock held by Katsinam Partners, LP, of which Mr. Silverman is the general partner.

(9) Includes 111,111 shares subject to warrants to purchase shares of common stock, at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011.

(10) Consists of (a) 27,229 shares issued upon exercise of warrants, (b) 181,818 shares issuable upon exercise of outstanding warrants issued to Source Capital in connection with the May 2004 Laurus debt financing, which are exercisable only as and to the extent of conversion of principal and interest under the 2004 Note held by Laurus, with an exercise price of $1.25 per share, and (c) 105,263 shares issuable upon exercise of outstanding warrants issued to Source Capital in connection with the January 2005 Laurus debt financing, which are exercisable only as and to the extent of conversion of principal and interest under the 2005 Note held by Laurus, with an exercise price of $1.37 per share.

(11) Includes 66,666 shares subject to warrants to purchase shares of common stock, at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011. Mr. William Hechter may be deemed to have voting and dispositive power over the shares of common stock owned by Excalibur Limited Partnership; Mr. Hechter disclaims beneficial ownership interest of such shares of common stock except to the extent of his pecuniary interest therein.

(12) Includes 276,480 shares underlying warrants to purchase common stock at an exercise price of $0.60 per share expiring February 14, 2008. Does not include shares held by Katsinam Partners, L.P., in which the selling security holder is a limited partner; the selling security holder disclaims beneficial ownership over such shares held by Katsinam except to the extent of his pecuniary interest therein.

(13) Includes 55,555 shares subject to warrants to purchase shares of common stock, at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011.

(14) Includes 55,555 shares subject to warrants to purchase shares of common stock, at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011. Bluegrass Growth Fund Partners, LLC is the general partner of Bluegrass Growth Fund LP. By virtue of such relationship, Bluegrass Growth Fund Partners, LLC may be deemed to have voting and dispositive power over the shares owned by Bluegrass Growth Fund LP. Bluegrass Growth Fund Partners, LLC disclaims beneficial ownership of such shares. Mr. Brian Shatz has delegated authority from the partners of Bluegrass Growth Fund Partners, LLC with respect to the shares of common stock owned by Bluegrass Growth Fund LP. Mr. Shatz may be deemed to have voting and dispositive power over the shares of common stock owned by Bluegrass Growth Fund LP. Mr. Shatz disclaims beneficial ownership of such shares of common stock and has no legal right to maintain such delegated authority.

(15) Mr. Helm is the Chief Executive Officer and a director of our company. Mr. Helm's other shares consist of 344,049 shares subject to fully vested stock options and 400,000 shares of restricted stock.

(16) Includes 33,330 shares subject to warrants to purchase shares of common stock, at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011. Mr. Alan P. Donenfeld may be deemed to have voting and dispositive power over the shares of common stock owned by Paragon Capital L.P.; Mr. Donenfeld disclaims beneficial ownership interest of such shares of common stock except to the extent of his pecuniary interest therein.

(17) Consists solely of warrants to purchase shares of common stock, at an exercise price of $1.60 per share and with a seven-year term expiring March 8, 2013.

(18) Includes 25,000 shares underlying stock purchase warrants held by Franklin Funding, consisting of five warrants, each for the purchase of 5,000 shares of common stock, exercisable at a price of $1.10, $1.00, $0.95, $0.95 and $0.85 per share, respectively. Shares owned after the offering include 35,000 shares underlying stock purchase warrants held by Franklin Funding with an exercise price of $1.17.

(19) Includes 77,777 shares subject to warrants to purchase shares of common stock, at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011. Mr. Keith Goodman, manager of the general partner of Nite Capital L.P. may be deemed to have voting and dispositive power over the shares of common stock owned by Nite Capital L.P; Mr. Goodman disclaims beneficial ownership interest of such shares of common stock except to the extent of his pecuniary interest therein.

(20) Includes 66,666 shares subject to warrants to purchase shares of common stock, at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011. Monarch Capital Fund Ltd is a British Virgin Islands Investment Fund managed by Beacon Fund Advisors Ltd and Advised by Monarch Managers Ltd. David Sims and Joseph Franck, the principals respectively of the Manager and Advisor, have voting and investment control with respect to the fund. Neither Mr. Sims nor Mr. Franck has any beneficial interest in the shares being registered hereunder.

(21) The shares offered hereby consist of 4,000 shares underlying warrants to purchase common stock at a price of $0.51 per share. Dr. Murphy's other shares include 81,505 shares subject to stock options that are exercisable within 60 days of the date of this prospectus and 12,000 shares of restricted stock.

(22) Mr. Waters' other shares include 88,043 shares subject to stock options that are exercisable within 60 days of the date of this prospectus and 7,500 shares of restricted stock.

                              PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling security holders. The selling security holders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling security holders may sell the shares being offered hereby on the OTC Bulletin Board or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. Shares may be sold by one or more of the following means of distribution:

     o block trades in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
     o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
     o over-the-counter distributions in accordance with the rules of the NASD;
     o ordinary brokerage transactions and transactions in which the broker solicits purchasers;
     o    put or call option transactions relating to the shares;
     o    privately negotiated transactions;
     o through the distribution of the shares by any selling security holder to its creditors, stockholders, partners, members or employees; and
     o    any combination of any of these methods of sale.

We will not receive any of the proceeds from the sale of shares by the selling security holders, but we will be responsible for expenses incurred in connection with the registration of the shares. The selling security holders will be responsible for all selling commissions, underwriting fees and stock transfer taxes applicable to the sale of shares pursuant to this prospectus.

In connection with distributions of such shares or otherwise, the selling security holder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling security holders. The selling security holders may also sell our common stock short and redeliver the shares to close out such short positions. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling security holders may also pledge such shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may affect sales of such pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Laurus Master Fund Ltd., one of the selling security holders, has agreed, pursuant to the securities purchase agreement with us, that neither it nor any of its affiliates and investment partners will (and it will not cause any person or entity, directly or indirectly, to) engage in "short sales" of our common stock for as long as its convertible term notes are outstanding. "Short sales" are contracts for the sale of shares of stock that the seller does not own, or certificates which are not within the seller's control, so as to be available for delivery at the time when, under applicable rules, delivery must be made.

Selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act rather than pursuant to this prospectus, provided they meet the criteria and conform to the requirements of Rule 144.

We have also been advised that Saigene Corporation, one of the selling security holders, anticipates that it may, from time to time, distribute shares of common stock held by it to certain of its creditors and stockholders, in exchange for and cancellation of their debt or equity interests in Saigene Corporation.

In effecting sales, brokers, dealers or agents engaged by the selling security holders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling security holders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. We will pay all reasonable expenses incident to the registration of the shares being offered hereby other than any commissions and discounts of underwriters, dealers or agents.

In order to comply with the securities laws of certain states, if applicable, the shares being offered hereby must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states such shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and there has been compliance thereof.

We have advised the selling security holders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. In addition, we will make copies of this prospectus available to the selling security holders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling security holders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

The selling security holders and any other persons participating in a distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of the shares by the selling security holders and other persons participating in a distribution of the shares. Furthermore, under Regulation M, persons engaged in a distribution of the shares are prohibited from simultaneously engaging in market making and certain other activities with respect to the shares for a specified period of time prior to the commencement of such distributions subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the shares offered hereby. To the extent required by law, we may require the selling security holders, and their brokers, if applicable, to provide a letter that acknowledges compliance with Regulation M under the Securities Exchange Act before authorizing the transfer of the selling security holders' shares of common stock.

To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In particular, upon being notified by a selling security holder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

     o the name of each such selling security holder and of the participating broker-dealer(s);
     o    the number of shares involved;
     o    the initial price at which the shares were sold;
     o the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

     o that such broker-dealer(s) did not conduct any investigation to verify the information set out in this prospectus; and
     o    other facts material to the transactions.

In connection with the sale of shares of common stock being offered hereunder, we have agreed to indemnify certain selling security holders, and any person controlling it against certain liabilities, including liabilities under the Securities Act of 1933, and those selling security holders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act of 1933.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

COMMON STOCK

Our common stock is currently quoted for trading on the OTC Bulletin Board under the symbol "PBME."

The following table shows, for each quarter of fiscal 2007 and 2006, the high and low closing sales prices as reported by the OTC Bulletin Board. The quotations from the OTC Bulletin Board reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not represent actual transactions.

                                                           OTC BULLETIN BOARD
                                                             High       Low

     FISCAL 2007:

     Fourth quarter, ended June 30, 2007...............     $0.90      $0.42
     Third quarter, ended March 31, 2007...............      1.07       0.75
     Second quarter, ended December 31, 2006...........      1.16       0.90
     First quarter, ended September 30, 2006...........      1.23       0.85

     FISCAL 2006:

     Fourth quarter, ended June 30, 2006...............     $1.46      $1.03
     Third quarter, ended March 31, 2006...............      1.98       1.15
     Second quarter, ended December 31, 2005...........      1.20       0.90
     First quarter, ended September 30, 2005...........      1.01       0.77


HOLDERS

As of October 24, 2007, there were 18,720,147 shares of common stock issued and outstanding, held by approximately 214 holders of record.

DIVIDENDS

We have never declared or paid any cash dividends with respect to our common stock, and do not plan to do so in the foreseeable future.

We anticipate that we will retain future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends on our equity in the foreseeable future. Any future determination with regard to the payment of dividends will be at the discretion of our board of directors and will be dependent upon our future earnings, financial condition, applicable dividend restrictions and capital requirements and other factors deemed relevant by the board of directors.

ISSUER REPURCHASES OF COMMON STOCK

On August 25, 2006, our board of directors authorized the repurchase of shares of common stock of the Company up to an aggregate value of $500,000 for shares at a maximum price of $1.17 per share. The repurchase plan expired on August 31, 2007. Under this repurchase program, we repurchased 187,200 shares for a total of $201,544. No purchases of shares of common stock were made during the fourth quarter of the fiscal year ended June 30, 2007. Shares purchased through June 30, 2007 are represented in the following table:

               Period                   Total number  Average price  Total value
                                          of shares      paid per     of shares
                                          purchased       share       purchased

August 25, 2006 - October 31, 2006             --           --             --
November 1, 2006 - November 30, 2006        59,900        $1.12        $67,032
                                                          =====
December 1, 2006 - December 31, 2006       127,300        $1.06       $134,512
                                                          =====
January 1, 2007 - June 30, 2007                --           --             --
--------------------------------------------------------------------------------
          Total                            187,200                    $201,544
                                           =======                    ========

EQUITY COMPENSATION PLAN INFORMATION

     The following table gives information as of June 30, 2007, regarding our common stock that may be issued upon the exercise of options, warrants and other rights under our equity compensation plans. See also "Notes 12 and 13 to Consolidated Financial Statements" to our Consolidated Financial Statements for the fiscal year ended June 30, 2007 included in this prospectus.

                                                  (A)                      (B)                        (C)
                                             No. of Shares
                                             to be Issued            Weighted Average       No. of Shares Available
                                           Upon Exercise of          Exercise Price of        for Future Issuance,
                                         Outstanding Options,      Outstanding Options,       excluding securities
Plan Category                            Warrants and Rights        Warrants and Rights     reflected in Column (a)
-------------                            -------------------        -------------------     -----------------------
Equity Compensation Plans Approved
by Stockholders (1)                            1,353,907                   $0.79                      446,093
Equity Compensation Plans Approved
by Stockholders (2)                              673,479                   $0.99                    2,326,521

Equity Compensation Plans Not
Approved by Stockholders                       4,390,372                   $1.23                          --

   TOTAL                                       6,417,759                   $1.11                    2,772,614
-----------------

(1)  Consists solely of the Pacific Biometrics, Inc. 1996 Stock Incentive Plan.
(2)  Consists solely of the Pacific Biometrics, Inc. 2005 Stock Incentive Plan.


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH OUR CONSOLIDATED AUDITED FINANCIAL STATEMENTS AND RELATED NOTES FOR THE YEAR ENDED JUNE 30, 2007, INCLUDED ELSEWHERE IN THIS PROSPECTUS. EXCEPT FOR HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS. SEE "CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS" AND "RISK FACTORS" ABOVE.

OVERVIEW

We provide specialty central laboratory services to support pharmaceutical and laboratory diagnostic manufacturers in the conduct of human clinical research, for use in their drug and diagnostic product development efforts. Our clients include a number of the world's largest multi-national pharmaceutical, biotechnology and diagnostic companies. Our well-recognized specialty areas include cardiovascular disease (dyslipidemia, atherosclerosis, and coronary heart disease), diabetes (and obesity), and bone and joint diseases (osteoporosis as well as osteo and rheumatoid arthritis). Coupled with our specialty testing, we also have central laboratory capability and provide full-service central laboratory support for multi-center clinical trials, including routine safety lab tests (general chemistry, hematology, and urinalysis). Our company is a Delaware corporation, incorporated in May 1996, and we conduct our operations primarily through our wholly-owned subsidiary, Pacific Biometrics, Inc., a Washington corporation.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates including, among others, those affecting revenue, the allowance for doubtful accounts, and the useful lives of tangible and intangible assets. The discussion below is intended as a brief discussion of some of the judgments and uncertainties that can impact the application of these policies and the specific dollar amounts reported on our financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, or if management made different judgments or utilized different estimates. Many of our estimates or judgments are based on anticipated future events or performance, and as such are forward-looking in nature, and are subject to many risks and uncertainties, including those discussed below and elsewhere in this prospectus. We do not undertake any obligation to update or revise this discussion to reflect any future events or circumstances.

We have identified below some of our accounting policies that we consider critical to our business operations and the understanding of our results of operations. This is not a complete list of all of our accounting policies, and there may be other accounting policies that are significant to our company. For a detailed discussion on the application of these and our other accounting policies, see Note 2 to the Consolidated Financial Statements included in this prospectus.

REVENUE RECOGNITION

Under fixed-price contracts, we recognize revenue as services are performed, with performance generally assessed using output measures, such as units-of-work performed to date compared to the total units-of-work contracted. Our client contracts may be delayed or cancelled at anytime. Uncertainty surrounding continuation of existing revenues during any period is high. We believe that recognizing revenue as services are performed is the most appropriate method for our business as it directly reflects services performed in the laboratory. We would expect material differences in reporting of our revenues to occur if we changed our assumptions for revenue recognition from services performed to other methods such as percent complete or completed contract methods. While both other methods are allowed under GAAP, they would introduce more variables and estimates into our revenue recognition process. The percent complete method introduces estimated costs early in the process that may drive revenues higher in early periods. The completed contract method may recognize revenues in future contract periods, such as the first quarter after a fiscal year close and subsequent to completion of the services rendered.

USEFUL LIVES OF TANGIBLE AND INTANGIBLE ASSETS

The assets we acquire are subject to our best estimates of useful lives of the asset for depreciation purposes. Due to the uncertainty of current studies which are subject to cancellation, which may occur at any time, as well as changes in scientific methods for our testing, we may no longer have use for certain tangible and intangible assets and may take a charge against current earnings should changes in our estimated asset lives occur. We depreciate equipment and computers over three to five years, while leasehold improvements are depreciated over the remaining life of the lease or ten years. This estimate of a three to five-year useful life on equipment and computers and a useful life based on the remaining years left on the building lease for leasehold improvements reflects management's judgment that these useful life periods reflect a reasonable estimate of the life over which the equipment, computers and leasehold improvements will be used by us. Software costs incurred in connection with obtaining and developing internal use software ("software costs"), are capitalized in accordance with Statement of Position (SOP) No. 98-1 ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. Software costs are amortized over a period not to exceed three years and are included in Property and Equipment (see Note 5).

The amount of depreciation and amortization expense we record in any given period will change if our estimates of the useful life of our equipment, computers, software or leasehold interests were to increase or decrease. We use the discounted cash flow method according to SFAS 144 to test our assets for impairment. The current balance of our depreciable assets at June 30, 2007 is $835,934, net of depreciation and amortization. We currently do not carry material amounts of intangible assets on our balance sheet.

FINANCIAL DERIVATIVES - CONVERSION, OTHER FEATURES AND WARRANTS

Embedded conversion and other features that meet the definition of derivative financial instruments have, where applicable, been bifurcated from host instruments (secured convertible notes - see Note 8. Notes Payable) and, in all instances derivative financial instruments have been recorded as assets or liabilities and are carried at fair value, using the Black-Scholes pricing model. We record the value allocated to warrants issued with the convertible instruments, measured at fair value, using the Black-Scholes pricing model and recognized by allocating a portion of the proceeds to a derivative liability with an offset to discount on the convertible instrument. For convertible debt and related warrants, the recorded discount is accreted as interest expense using the effective interest method over the life of the debt.

STOCK-BASED COMPENSATION

We have traditionally applied APB Opinion 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES," and related interpretations in accounting for our stock-based employee compensation plan. Beginning with the quarter ended March 31, 2006, we adopted the provisions of SFAS No. 123(R), "ACCOUNTING FOR STOCK-BASED COMPENSATION."

For the fiscal year ended June 30, 2006 and June 30, 2005, we granted 125,000 (granted prior to March 31, 2006) and 253,000, respectively, of incentive-based stock options under incentive compensation plans. For prior reporting periods, had compensation cost been determined based on the fair value of stock options granted in a manner consistent with the method promulgated by SFAS No. 123, our net loss and loss per share would have been changed to the pro forma amounts as reported in our financial statements the fiscal year ended June 30, 2007 and June 30, 2006. We will continue to disclose on a pro forma basis according to SFAS No. 123 during the transition period to be in accordance with SFAS No. 123(R). See "Note 2 to Notes to Consolidated Financial Statements" for the fiscal year ended June 30, 2007 included in this prospectus.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

While the company has historically experienced very low levels of bad debt, we constantly monitor our current accounts receivable for past due accounts. If we have specific knowledge of a current account that may be uncollectible, we will add that amount to our allowance for doubtful accounts. We are susceptible to changes in the pharmaceutical market as well as changes in the overall economy. A downturn in the market or cost reductions and consolidation such as the market is currently experiencing, may change how we estimate our allowance. The company had not experienced any bad debt in the prior two fiscal years. We incurred one significant bad debt in the current fiscal year for approximately $24,000. However, based on the current changes in our marketplace, we may need to increase our bad debt allowance in future periods, which would reduce our operating and net profits. The balance of the bad debt allowance was approximately $29,000 and $32,000 for the fiscal years ended June 30, 2007 and June 30, 2006, respectively.

OPERATING EXPENSES

Historically, we have segregated our recurring operating expenses among three categories: laboratory and cost of goods sold; selling, general and administrative expenses; and research and development. Laboratory expenses and cost of goods sold consist of amounts necessary to complete the revenue and earnings process, and includes direct labor and related benefits, other direct costs, and an allocation of facility charges and information technology costs, and depreciation and amortization. Also, laboratory expenses and cost of goods sold include shipping and handling fees and reimbursable out-of-pocket costs. Laboratory expenses and cost of goods sold, as a percentage of net revenue, tends, and is expected, to fluctuate from one period to another, as a result of changes in labor utilization and the mix of service offerings involving studies conducted during any period of time. Selling, general and administrative expenses include business development activities, sales and marketing expenses and related commissions, and laboratory administration expenses. Selling, general and administrative expenses consist primarily of administrative payroll and related benefit charges, legal and accounting fees, advertising and promotional expenses, administrative travel and an allocation of facility charges, information technology costs, and depreciation and amortization. Research and development expenses consist of direct labor and related benefits, supplies, legal fees for patent applications, travel expenses, and depreciation and amortization.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED JUNE 30, 2007 AND 2006

REVENUE:

                                     YEARS ENDED
                                       JUNE 30,                 $          %
DOLLARS IN THOUSANDS, ROUNDED TO     ------------------------------------------
       NEAREST THOUSAND                  2007      2006      Change     Change
-------------------------------------------------------------------------------
REVENUE                                 8,480     10,750     (2,270)     (21)
-------------------------------------------------------------------------------

Our revenue is primarily generated from clinical pharmaceutical trials testing services and from diagnostic services. The approximately 21% decrease in fiscal 2007 revenue from fiscal 2006 was primarily attributable to a decrease in the size and number of clinical pharmaceutical trials testing and diagnostic testing services we performed. This decrease is contrary to the significant increases in revenue and open work orders we experienced in fiscal 2006. Over the last three fiscal years, we have made significant investments in our business development initiatives that have been responsible for a significant portion of the revenue increase in fiscal 2006. However, our quarterly and annual revenues are subject to fluctuations. The clinical pharmaceutical trials testing and diagnostic testing services that we provide are many times subject to setup and initiation delays, or early termination of studies, which impact our revenues. In particular, in fiscal 2007 we had expected a large prospective study contract to close for over $2,000,000 in the third quarter of fiscal 2007; however, this study was delayed until the fourth quarter and eventually cancelled before the end of the fiscal year 2007. The cancellation of this study had a significant impact on our revenue for fiscal 2007. We did not have a similar study cancellation during fiscal 2006. Also, in the second and third quarters of fiscal 2006, we recognized revenue in excess of $2,600,000 from several large studies; however, we did not have any comparable large studies in fiscal 2007. However, we did see a significant rebound in referral business from other laboratories during fiscal 2007, compared to fiscal 2006.

The overall revenue decrease for the fiscal year ended June 30, 2007 reflects revenue decreases that occurred in the fiscal year after the first quarter. Combined revenue for the first quarter for the fiscal year ended June 30, 2007 showed an increase of approximately $770,000 over the comparable quarter in the prior fiscal year. Each successive quarter for fiscal 2007, second through fourth, showed a decrease in revenue of at least $790,000 over the comparable quarters in the prior fiscal year. We have previously experienced quarterly fluctuations in revenue that were above or below previous fiscal years' revenues. Typically our revenue fluctuations are primarily explained by the timing between our work on testing and open work orders, and prior work orders having been completed or terminated.

Historically, our largest two clients in any individual fiscal year have represented in excess of 50% of our revenue. During the fiscal year ended June 30, 2007, our top two clients represented 33% of our revenue as compared to 50% during the fiscal year ended June 30, 2006. Our largest client in fiscal 2007 individually accounted for approximately 17% of our total revenue in fiscal 2007, while our largest client in fiscal 2006 accounted for approximately 36% of our total revenue in fiscal 2006. Revenue from our five largest clients represented approximately 65% and 74% of total revenue in fiscal 2007 and 2006, respectively.

LABORATORY EXPENSE AND COST OF GOODS SOLD:

                                     YEARS ENDED
                                       JUNE 30,                 $          %
DOLLARS IN THOUSANDS, ROUNDED TO     ------------------------------------------
       NEAREST THOUSAND                  2007      2006      Change     Change
-------------------------------------------------------------------------------
LABORATORY EXPENSES AND
COST OF GOODS SOLD                      5,153     5,161        (8)        (0)
-------------------------------------------------------------------------------
PERCENTAGE OF REVENUE                     61%       48%
-----------------------------------------------------------

Laboratory expense and cost of goods sold consist primarily of payment of salaries and related benefits to employees performing analysis of clinical trial samples, the cost of supplies for analysis of clinical trial samples, payments to subcontractors of laboratory services, and other expenses such as payment of business and occupation taxes. For the comparable fiscal years ended June 30, 2007 and 2006, laboratory expense and cost of goods sold was essentially unchanged, primarily due to increases in salaries and benefits and rent expense, offset by a decrease in costs of supplies. As a percentage of revenue, laboratory expense and cost of goods sold increased in fiscal 2007 to approximately 61% from approximately 48% in fiscal 2006. The relative increase in laboratory expense and cost of goods sold as a percentage of revenue was primarily the result of the significant decrease in revenues over the comparable periods and the components of laboratory expense and cost of goods sold. The following table illustrates changes in Laboratory Expenses and Cost of Goods Sold in fixed and variable expense categories:

                                   YEARS ENDED
                                     JUNE 30,
                                ------------------------------------------------
DOLLARS IN THOUSANDS, ROUNDED              % of            % of     $       %
   TO NEAREST THOUSAND            2007   revenue   2006  revenue  Change  Change
--------------------------------------------------------------------------------
     FIXED COST DETAIL
Rent, Utilities, Certain Taxes  $   503     6%   $   387    4%    $  116    30

     VARIABLE COST DETAIL
Wages, Taxes, Benefits            2,052    24%     1,791   17%       261    15
Reagent Chemicals                 1,647    19%     2,153   20%      (506)  (24)
Other Variable Costs                951    11%       830    8%       121    15
                    Total         4,650    55%     4,774   44%      (124)   (3)

TOTAL COST OF GOODS SOLD        $ 5,153    61%   $ 5,161   48%    $   (8)   (0)
--------------------------------------------------------------------------------

The largest component of laboratory expense during fiscal 2007 was salaries and related benefits. During the fiscal years ended June 30, 2007 and 2006, respectively, salaries and related benefits accounted for approximately 40% and 35% of total laboratory expense and cost of goods sold. Laboratory salaries and related benefits increased approximately 15% to $2,052,000 from $1,791,000 for the fiscal years ended June 30, 2007 and 2006, respectively. The majority of hiring in the laboratory area began in fiscal 2006, for laboratory technicians, data managers, and project managers to address the significant increase in testing volume and clinical studies during fiscal 2006, which we expected to continue into fiscal 2007. At the beginning of fiscal 2006 we had a staff of 25 FTE in the Laboratory and Project Management areas. By the end of fiscal 2006, we had increased staff to 36 FTE, and by the end of fiscal 2007 we had 39 FTE in this area. During fiscal 2007, as our clinical studies declined from 2006, including due to unanticipated cancellation of studies, we did not reduce our laboratory staff. Our highly skilled laboratory technical people are difficult to find, and once hired, we train our staff extensively on our proprietary methods.

The other primary component of laboratory expense is the cost of supplies for analysis of clinical trial samples. During the fiscal years ended June 30, 2007 and 2006, respectively, lab supplies were approximately 32% and 42%, and outside services were approximately 9% and 6%. The 24% decrease in laboratory supplies expense resulted directly from the decrease in number of studies during fiscal 2007 compared to fiscal 2006, which reduced our costs for reagent chemicals.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE:

                                     YEARS ENDED
                                       JUNE 30,                 $          %
DOLLARS IN THOUSANDS, ROUNDED TO     ------------------------------------------
       NEAREST THOUSAND                  2007      2006      Change     Change
-------------------------------------------------------------------------------
SELLING, GENERAL AND
ADMINISTRATIVE EXPENSE                  3,892     3,696        196        5
-------------------------------------------------------------------------------
PERCENTAGE OF REVENUE                     46%       34%
----------------------------------------------------------

Our selling, general and administrative expense consists primarily of compensation for our executive officers, board members and other selling, general and administrative personnel, compensation income (expense) on our stock options, legal and accounting fees, and payments under consulting arrangements.

For the comparable years ended June 30, 2007 and 2006, respectively, selling, general and administrative expense increased approximately 5% to approximately $3,892,000 from $3,696,000. As a percentage of revenue, selling, general and administrative expenses were approximately 46% and 34%, respectively, for the comparable fiscal years ended June 30, 2007 and 2006. The dollar increase in our selling, general and administrative expenses for the comparable periods is due in large part to salaries and benefits for management, sales and administrative personnel, which increased approximately $702,000. The majority of this increase is attributable to approximately $555,000 of share-based compensation expense for stock awards granted in the first quarter of fiscal 2007. We issued 125,000 stock options as share-based compensation in fiscal 2006; however, they were issued before implementation of SFAS 123(R) and did not result in compensation expense. We also added additional staff to laboratory management, science and technology and accounting, increasing headcount to 17 FTE in fiscal 2007 from 14 FTE in fiscal 2006. Another factor impacting salaries and benefits, all senior managers and executive officers took a voluntary 10% pay cut effective March 15, 2007, due to the reduced clinical study revenue experienced during fiscal 2007.

During fiscal 2007, we had increases in advertising, trade show and travel expenses for business development activities. We reduced expenses for legal, recruiting, consulting, other outside services, insurance and employee bonuses during fiscal 2007. We suspended our investor relations program starting December 1, 2006 to further reduce expenses.

RESEARCH AND PRODUCT DEVELOPMENT:

                                     YEARS ENDED
                                       JUNE 30,                 $          %
DOLLARS IN THOUSANDS, ROUNDED TO     ------------------------------------------
       NEAREST THOUSAND                  2007      2006      Change     Change
-------------------------------------------------------------------------------
RESEARCH AND PRODUCT DEVELOPMENT          --        46        (46)       (100)
-------------------------------------------------------------------------------
PERCENTAGE OF REVENUE                      0%        0%
----------------------------------------------------------

Research and development expenses consist mainly of our expenditures incurred in connection with development of our LIDA and cell viability technology that is held by our subsidiary, PBI Technology, Inc.

For the comparable fiscal years ended June 30, 2007 and 2006, research and product development expenses decreased to zero from approximately $46,000. The decrease was primarily the result of ending further expenditures in this area. For the fiscal year ended June 30, 2006, the research and product development expenses consisted of depreciation charges for laboratory instruments. For the fiscal year ended June 30, 2007, we moved those laboratory instruments to general use in the laboratory.

We anticipate that we will no longer incur research and development expenses related to the technology held by PBI Technology. These technology assets held by PBI Technology were written off as of June 30, 2004.

OTHER EXPENSE:

                                     YEARS ENDED
                                       JUNE 30,                 $          %
DOLLARS IN THOUSANDS, ROUNDED TO     ------------------------------------------
       NEAREST THOUSAND                  2007      2006      Change     Change
-------------------------------------------------------------------------------
OTHER EXPENSE                             648     1,667      (1,019)     (61)
-------------------------------------------------------------------------------
PERCENTAGE OF REVENUE                      8%       16%
----------------------------------------------------------

Total other expense decreased 61% to approximately $648,000 from expense of approximately $1,667,000 during the fiscal years ended June 30, 2007 and 2006, respectively.

There were three major components of other expense in the year ended June 30, 2007 associated with the Laurus 2004 and 2005 Notes.

First, we recorded cash interest expense, approximately $322,000 and $339,000, paid on the 2004 and 2005 Notes, and we recorded approximately $886,000 and $771,000 of non-cash expense related to the accretion of the intrinsic value of the conversion feature and warrants associated with both notes.

The second component is net fair value adjustments included in earnings related to these instruments amounted to approximately $694,000 and $299,000 for the fiscal year ending June 30, 2007 and 2006, respectively.

The third major component of other expense associated with Laurus related to the approximately $293,500 in fees and expenses related to the 2004 Note, and approximately $168,000 in fees and expenses in the fiscal year ended June 30, 2006, related to the 2005 Note. We are amortizing these fees to deferred financing costs over the amended 48-month life of each note, resulting in approximately $107,000 of expense recognized for the fiscal years ended June 30, 2007 and June 30, 2006. For fiscal 2007, we expect to continue to amortize these expenses at the rate of approximately $9,000 per month, or $27,000 per quarter.

Another major component of other expense for fiscal 2006 was approximately $978,000 of warrant expense associated with our private placement of common stock and warrants in March and April 2006, for which we had no comparable expense in fiscal 2007. This warrant expense was a one-time charge in the fiscal year ended June 30, 2006, without any remaining amounts to be amortized in future periods.

During the fiscal year ended June 30, 2007, we paid other expense - for settlement charges totaling $50,000. This sum represents our pro rata share of a promissory note in principal amount of $50,000 issued jointly by us and Saigene Corporation in connection with our prior asset purchase agreement dated August 28, 2002. While we and Saigene Corporation were each obligated for $25,000 of the $50,000 promissory note, Saigene was unable to satisfy its portion of the note guarantee for $25,000, which we subsequently paid. See Note 13. Commitments and Contingencies in the financial statement notes.

For fiscal 2006, our net "other expense" also included approximately $261,000 in Washington state sales and business and occupation tax refunds (which accrued from a review of past years tax remittances and application of new apportionment rules where we incurred approximately $171,000 of expense for the audit). The State of Washington has subsequently performed an audit of our documentation supporting the refund during fiscal 2007. However, we have not had notification of any changes to this amount to be refunded and continue to carry the balance as "other receivable".

NET INCOME (LOSS):

                                     YEARS ENDED
                                       JUNE 30,                 $          %
DOLLARS IN THOUSANDS, ROUNDED TO     ------------------------------------------
       NEAREST THOUSAND                  2007      2006      Change     Change
-------------------------------------------------------------------------------
NET INCOME (LOSS)                      (1,213)      179      (1,392)     (777)
-------------------------------------------------------------------------------
PERCENTAGE OF REVENUE                    (14)%       2%
------------------------------------------------------------------------------

We had a loss of approximately $(1,213,000) in fiscal 2007 compared to net income of approximately $179,000 in fiscal 2006. This change to a loss, from net income, is principally due to a significant decrease in revenue during fiscal 2007 and a lesser extent our share-based compensation expense. We experienced a major decrease in gross margin due to the decrease in revenue, increase in costs due to increased staffing in the laboratory and an increase in referral business that included subcontracted testing services. Our selling, general and administrative expenses rose due to increased staffing in business development and accounting. As a percentage of revenue, all expense categories increased. Some offset to the decrease in revenue and increases to expense was provided by and our net income position was favorably impacted by a large gain from adjustment to fair value of the derivative instruments during fiscal 2007 and higher interest income from our positive cash position.

LIQUIDITY AND CAPITAL RESOURCES:

We had a significant decrease in revenues and a net operating loss for the fiscal year ended June 30, 2007, compared to record revenues and significant net operating income for the fiscal year ended June 30, 2006. By comparison, revenues for the fiscal year ended June 30, 2006 were significantly higher than those in the comparable prior fiscal years and for the fiscal year ended June 30, 2007. While revenues have decreased from a record level for fiscal 2006, we experienced the second highest revenue in our history for fiscal 2007. We have continued to experience significant volatility in our revenues over the past several years. We may experience significant losses and our cash and working capital position will be adversely impacted if our revenues continue to decrease significantly in future periods. Our operations historically have been funded through revenues generated from operations and from the sale and issuance of our common stock, preferred stock and debt.

At June 30, 2007, our cash and cash equivalents were approximately $4,220,000, compared to approximately $5,498,000 at June 30, 2006. The decrease in our cash and equivalents is primarily attributable to principal payments on our secured Laurus convertible debt, reduced profitability, and our repurchases of shares of common stock. While cash flow from operations was down approximately $518,000 from fiscal 2006, we maintain a cash balance that we believe will fund our current operating needs through fiscal 2008. The placement of common stock and warrants in March and April 2006 which produced a net cash inflow of approximately $3,963,000 is the main reason for our current cash position. The net decrease in our cash and cash equivalents from the prior fiscal year is the result of: (a) payments on our accounts payable, (b) payments on our accrued liabilities, (c) increases in inventory. These items were more than offset as a the result of: (i) collections on accounts receivable, (ii) increases in advances from customers, (iii) decreases in prepaid expenses.

At June 30, 2007, we had approximately $1,659,000 in accounts receivable, compared to approximately $1,978,000 as of June 30, 2006, reflecting the decrease in revenue and timing of revenues billed and collected. We generally have a high collectibility rate on our accounts receivable, however, we experienced our first significant bad debt in the last three fiscal years where we wrote off approximately $24,000. Our allowance for doubtful accounts is $29,300 which we believe is reasonable based on our past experience. Our accounts receivable generally reflect our billings, and may include one or several individually large customer receivables from time to time.

Total liabilities recorded on our balance sheet as of June 30, 2007 were approximately $5,859,000 compared to approximately $6,668,000 as of June 30, 2006. The significant decrease in liabilities was the result of decreases in our other notes payable, accounts payable and capital lease obligations, and a large decrease in our overall secured Laurus convertible debt. This was offset only by increases in customer advances. Significant components of our liabilities include the 2004 and 2005 Notes with Laurus, and, to a lesser degree, our prior $350,000 in borrowings in fiscal 2006 under our credit facility with Franklin Funding. As required by U.S. generally accepted accounting principles, the liability we recorded for the 2004 and 2005 Notes reflected a discount from the face value of the secured Laurus convertible notes by approximately $877,000, related to the valuation of the conversion features and the warrants. Those conversion features and warrants are bifurcated from the convertible notes and reported as derivative liabilities. During the fiscal year ended June 30, 2007, Laurus did not convert any portion of the principal amount due on the 2004 Note, compared to $646,600 of the principal amount converted during the fiscal year ended June 30, 2006. As of June 30, 2007 the remaining principal balance on the 2004 Note was $1,416,667. No amounts of the 2005 Note have been converted, and as of June 30, 2007 the remaining principal balance on the 2005 Note was $950,000. Accordingly, if the discount to face value is disregarded, our total liabilities as of June 30, 2007 and June 30, 2006, respectively, would be approximately $6,620,000 and $5,763,000.

At June 30, 2007, we had positive working capital of approximately $827,000, compared to approximately $1,904,000 at June 30, 2006. The approximately $1,077,000 decrease in working capital is attributable to several changes in the components of working capital. Changes providing negative impact include decreases in cash, accounts receivable, prepaid expenses and accounts payable. Changes providing positive impact include increases in inventory, customer advances, capital lease obligations, current balances and derivative liability related to the 2004 and 2005 Notes, and other notes payable. The 2004 and 2005 Notes can be converted to common stock at any time if certain conditions are met. The Notes are classified as short-term liabilities on this basis. This classification creates a reduction in working capital. Should the Notes be converted, the effect would increase working capital by the amount converted. The transaction settlement in common stock would increase equity and decrease short-term liabilities.

Net cash provided in operating activities was approximately $164,000 for the fiscal year ended June 30, 2007. For the fiscal year ended June 30, 2007, net cash used in operations included the effect of approximately $886,000 of accretion related to the 2004 and 2005 Notes, approximately $290,000 in depreciation and amortization. Our investing activities used approximately $329,000 for the fiscal year ended June 30, 2007 primarily for the repurchase of shares of common stock and capital equipment related to our laboratory. On August 25, 2006, our board of directors authorized the repurchase of shares of common stock up to an aggregate value of $500,000 for shares at a maximum price of $1.17 per share, and under this repurchase program, we repurchased 187,200 shares for a total of $201,544. See "MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS - Issuer Repurchases of Common Stock" above. Cash flows used in financing activities included approximately $1,112,000 consisting primarily of approximately $1,056,000 in payments on our 2004 and 2005 Notes with Laurus, and payments of approximately $56,000 on capital lease obligations.

As described above, we experienced a significant decrease in revenue for the year ended June 30, 2007, and we incurred a net loss. We have realized a decline in our cash and working capital position from operations, and we expect these trends will continue during fiscal 2008, at approximately the same rate due to principal payments for the 2004 and 2005 Notes with Laurus, note payable with Franklin Funding, and capital lease obligations. In fiscal 2008 we will continue to actively pursue business development and marketing activities to broaden our client and revenue base, and we anticipating make additional investments from time to time in our technology infrastructure, operations and other areas of our business. These efforts will use significant amounts of time, effort and funding. Our efforts to improve our operations and increase revenue may not be successful.

We expect that our current cash, current assets and any cash flows from operations will be sufficient to fund operations through fiscal 2008. (See "Note 8 to Consolidated Financial Statements" included in this prospectus). However, any decreases in future revenue would adversely affect our financial condition, and we may need to seek additional capital before fiscal 2009. We may not be able to raise sufficient financing, whether debt or equity. We have no additional amounts available to us under our Franklin Funding credit facility, and we do not have any other credit facility in place. In addition, based on the terms of the Laurus debt financings, raising additional capital may be difficult or highly dilutive to existing stockholders.

                             DESCRIPTION OF BUSINESS

GENERAL

We provide specialty central laboratory services to support pharmaceutical and laboratory diagnostic manufacturers in the conduct of human clinical research, for use in their drug and diagnostic product development efforts. Our clients include a number of the world's largest multi-national pharmaceutical, biotechnology and diagnostic companies. Our well-recognized specialty areas include cardiovascular disease (dyslipidemia, atherosclerosis, and coronary heart disease), diabetes (and obesity), and bone and joint diseases (osteoporosis as well as osteo and rheumatoid arthritis). Coupled with our specialty testing, we also have central laboratory capability and provide full-service central laboratory support for multi-center clinical trials, including routine safety lab tests (general chemistry, hematology, and urinalysis). Our company is a Delaware corporation, incorporated in May 1996, and we conduct our operations primarily through our wholly-owned subsidiary, Pacific Biometrics, Inc., a Washington corporation.

BUSINESS STRATEGY

Specialty reference and central laboratory service companies like ours typically derive substantially all of their revenue from the research, development and marketing expenditures of the pharmaceutical, biotechnology, and diagnostic industries. Participants in the pharmaceutical, biotechnology, and diagnostic industries typically outsource a significant quantity of these services to both central labs and specialty reference labs. In addition, central laboratories outsource to specialty reference labs some of the specialty testing where the central laboratory lacks expertise. We believe that such outsourcing will continue and may increase in the future because of many factors, including continuing pressures on the pharmaceutical and biotechnology industries to contain costs, limitations on pharmaceutical companies' internal capacity, a need for faster development time for new drugs, research in multiple countries simultaneously, stringent government regulation, and the difficulty in developing expertise in specialty testing areas internally within pharmaceutical companies or central labs. We believe the investment and amount of time required to develop new drugs and diagnostic products has been increasing, and that these trends create opportunities for companies like ours to provide our expertise and services to help reduce the time in the drug development and laboratory diagnostic product development processes and make the processes more efficient.

Our strategy is to meet the needs for outsourcing by pharmaceutical, biotechnology, and diagnostic companies and other central laboratories, and to assist in enhancing the drug and diagnostic development processes by developing and delivering innovative services that apply science and technology in the provision of high quality service within our areas of specialty.

Our primary business strategy is to continue our focus on providing high quality specialty central laboratory services in our core areas, including cardiovascular disease and bone and joint diseases because of active drug development activities. In addition, we also intend to pursue other strategies identified below to further our business. However, because of the significant expense associated with some of these strategies, we may not pursue some of these strategies unless our revenue increases significantly or we are able to raise equity or debt financing to adequately fund these strategies. There can be no assurance that we will pursue any or all of the strategies below or, if pursued, that any of such strategies will be successful.

DIVERSIFY CLIENT BASE

We have a goal to continue to diversify our client base, both in terms of the number of clients and the number of contracts within any particular client. In fiscal 2005 we adopted a new corporate visual identity and are using this to integrate all of our marketing efforts and advertising. We have also increased our visibility at industry trade shows and in industry publications through print advertisements and publicity campaigns. Historically, our largest two clients in any individual fiscal year have represented in excess of 50% of our revenue. This trend did not continue in the fiscal year ended June 30, 2007, in which our top two clients represented 33% of our revenue compared to 50% during the fiscal year ended June 30, 2006. As a result of ongoing business development and client diversification efforts, we have added 12 new clients to our client base during the fiscal year ended June 30, 2007, compared to 10 new clients in fiscal 2006, and we continue to diversify the total number and types of study contracts. During fiscal 2007, the Company held a total of 100 active contracts, compared to 76 active contracts in fiscal 2006, a 32% increase. Management believes, therefore, that as a result of these continuing business development activities, we will incrementally diversify our client base and spread our revenues across a larger number of clients and a larger number of individual study contracts.

Despite our efforts to expand our client base, a substantial portion of our revenues are generated through five large clients. Revenue from our five largest clients represented approximately 65% and 74% of total revenue in fiscal 2007 and 2006, respectively. Our largest client in fiscal 2007 individually accounted for approximately 17% of our total revenue in fiscal 2007, while our largest client in fiscal 2006 accounted for approximately 36% of our total revenue in fiscal 2006. While on the one hand this reflects an improvement in terms of decreasing our revenue reliance on a single client, on the other hand it is important to note that our largest client in fiscal 2007 was not our largest client in fiscal 2006, which illustrates the risk of significant revenue variability that we face in our marketplace. Because our revenue has historically been concentrated in one or two large clients, we can be materially adversely impacted by any delays in undertaking clinical studies or submitting samples for testing services, including any early termination or reductions in work orders or clinical studies, or any decreases in the volume or timing of new work orders. In fiscal 2008 we will continue to actively pursue business development and marketing activities to broaden our client and revenue base.

INCREASE SPECIALTY AREAS

In addition to our core specialties of cardiovascular disease and bone and joint diseases, our goal is to further expand our specialty laboratory expertise within related areas where we have a competitive advantage of existing in-depth expertise. This includes diabetes, obesity, metabolic syndrome, rheumatoid and osteo arthritis, and related inflammatory diseases.

GLOBAL CENTRAL LABORATORY CAPABILITY

We believe that in the central laboratory services business it is important to provide a broad geographic base as most clinical drug development programs are global. Through partnering with Quintiles Transnational Corp., a major central laboratory with a large established client base and existing infrastructure for managing clinical studies globally, we believe that we can compete with other central laboratories that have offices, monitoring sites and laboratories in many countries around the globe. In fiscal 2007 we realized significant financial benefit from our relationship with Quintiles, a trend we expect to continue during fiscal 2008; although there is no guarantee that the relationship will generate revenues consistently going forward. In fiscal 2008 we expect to build on this relationship by expanding joint business development efforts and implementing operational integration in certain areas that will lead to streamlined services. We believe that this joint marketing relationship can provide a unique advantage of combining both scope and depth in quality specialty testing service.

ACQUISITIONS AND STRATEGIC RELATIONSHIPS

Our clients and our competitors have experienced significant consolidation over the last several years and we expect that trend to continue. The uncertainty caused by the consolidation trend may result in other companies in the industry seeking to form strategic relationships or joint ventures or to be acquired in order to stay competitive. This may make it possible for us to make strategic acquisitions that are complementary to our existing services and that expand our ability to serve our clients. We are also exploring other strategic alternatives for our business and operations, which may include joint ventures, co-marketing relationships, or other strategic relationships especially with diagnostic companies with emerging or proprietary technologies. Additionally, we will evaluate, as appropriate, any potential business combinations involving our company as a whole, or involving a portion of our assets.

UPGRADING INFORMATION TECHNOLOGY AND BACK-UP SYSTEMS

We are currently focusing a significant portion of our capital expenditures and investments in carefully selected hardware and software products, information technology systems and networks. During fiscal 2007, we invested in our laboratory information system, including the initial phase implementation of the Clinaxys II Laboratory Information System. The installation of this new system should streamline and improve our project and data management capabilities. In fiscal 2008, we expect to complete the Clinaxys II Laboratory Information System implementation and will continue to invest in the improvement of our information systems. We believe capital improvements in these areas are important to meet the changing demands of drug development by improving and facilitating our data reporting, testing data capacity and efficiency and the overall service to and communications with our clients.

In fiscal 2006 we acquired and have begun to use a back-up electrical generator to provide our clients with the confidence that we can minimize the impact of local power outages.

SERVICES

SPECIALTY REFERENCE LABORATORY SERVICES

Our specialty reference laboratory in Seattle, Washington has established itself as a technical leader due to our strong expertise in certain core areas. Our three general areas of expertise include:

     o cardiovascular disease (dyslipidemia, atherosclerosis, and coronary heart disease),
     o    diabetes, metabolic syndrome, and obesity, and
     o bone and joint diseases (osteoporosis as well as osteo and rheumatoid arthritis).

Management believes that among prospective new drugs, these areas of expertise represent three of the top ten areas of focus by the pharmaceutical industry.

With respect to cardiovascular disease, we are one of the leaders in lipid services for clinical drug development in the U.S. Our expertise is concentrated on the measurement of cardiovascular disease markers, especially cholesterol and lipoproteins, including HDL, LDL, HDL and LDL subfractions, remnant cholesterol, apolipoproteins, Lp(a), and lipoprotein fraction compositions. Furthermore, the Pacific Biometrics Research Foundation, a non-profit organization affiliated and co-located with PBI, is one of only three U.S. standardization centers in the Cholesterol Reference Method Laboratory Network sponsored by the Centers for Disease Control and the National Heart, Blood & Lung Institute. There are only ten such laboratories worldwide.

We are enhancing our activities in the area of diabetes and related disorders, notably obesity and metabolic syndrome. Metabolic syndrome is a collection of abnormalities that include central obesity, dyslipidemia (low HDL cholesterol and high triglycerides), insulin resistance, pre-diabetes and pre-hypertension. In the U.S. the prevalence of metabolic syndrome is estimated at 47 million individuals (Heart Disease and Stroke Statistics - 2006 Update, American Heart Association). People with metabolic syndrome are at increased risk for cardiovascular disease and associated morbidity and mortality and as a result, this population is coming under increased scrutiny for pharmacological intervention. Because of our established strengths in testing for lipids, cardiovascular risk and diabetes, we believe we are well-positioned to take advantage of this emerging area of pharmaceutical drug development. Moreover, we are expanding our test menu in areas related to diabetes and metabolic syndrome, notably in testing for markers of inflammation.

We are active in promoting the standardization of bone metabolism biomarkers, and are involved in technologies for monitoring treatment response in diseases such as osteoporosis. We have used our expertise in osteoporosis-indicating bone-biomarker assays to manage the first proficiency-testing programs for bone-resorption markers. In the areas of bone metabolism and women's health, we also specialize in the measurement of hormones, and our menu of biochemical markers includes pyridinolines, various C- and N- terminal telopeptides, procollagens, osteocalcin and bone-specific alkaline phosphatase. Moreover, in recent years we have actively expanded our test menu to include biochemical markers of cartilage turnover as relating to drug development for arthritis, and we have performed specialty testing to support clinical drug development of drugs for rheumatoid arthritis and osteoarthritis.

In connection with these stated areas of expertise, we offer a variety of services through our specialty reference laboratory, including

     o    clinical study testing services,
     o    development of laboratory reference methods,
     o    development of clinical trial protocols, and
     o    contract research and development.

Our involvement with clients frequently begins at the protocol design stage. Clinical trial support includes coordinating the collection and receipt of specimens from investigative sites, processing the samples, generating test databases and reporting the consolidated data to study sites and sponsors. The extensive knowledge we have in test development and our close collaboration with diagnostic manufacturers, frequently allow us to offer novel tests to our clinical research clients before such tests are commercially available.

CENTRAL LABORATORY SERVICES

Coupled with our expertise in specialty testing we also provide central laboratory services. The full-service central laboratory support for multi-center clinical trials includes project management and routine safety lab tests (general chemistry, hematology and urinalysis). Our operations support clinical trials by producing study-specific specimen collection supplies, coordinating collection and the receipt of specimens from clinical sites, processing the samples, generating test databases, and reporting data to sites and sponsors.

We generally provide full-service central laboratory services in support of Phase I and Phase II FDA clinical trials. These trials are typically smaller and more geographically focused than Phase III trials.

Through our joint marketing relationship with Quintiles Laboratories in providing centralized specialty lab testing services, we intend to compete with other central laboratories that have offices, monitoring sites and laboratories in countries around the globe, both for Phase I and Phase II trials, as well as Phase III and Phase IV trials. In fiscal 2007, we expect to build on this relationship with Quintiles by expanding joint business development efforts and implementing operational integration in certain areas that will lead to streamlined services. In fiscal 2006, we did not realize significant financial benefit from our relationship with Quintiles and there is no guarantee that the relationship will successfully generate expected revenue.

TECHNOLOGIES AND PRODUCTS

During fiscal 2004, we formed a new wholly owned subsidiary, PBI Technology, Inc., for the purpose of holding, developing and seeking commercialization of certain of our technologies and intellectual property portfolio, including our isothermal DNA amplification method (LIDA), our Cell Viability technology, and our Osteopatch(TM) and Saliva Sac(R) diagnostic devices. These technologies are described in more detail below.

MOLECULAR TECHNOLOGIES

PBI Technology owns DNA-based proprietary technologies, processes and equipment. This novel intellectual property (patented and patent-pending) includes a proprietary isothermal DNA amplification method (LIDA) and a genetic method for distinguishing live from dead cells (Cell Viability).

During fiscal 2007, we ceased further research and development expenditures on these assets. As of June 30, 2007, these technology assets still require additional development prior to commercialization and their future value, as well as timing of their ongoing development, is dependent upon additional capital being available to fund continuing research and development. We expect to need additional capital to fund continuing research and development efforts related to these technologies, and there are no assurances that such funds will be available to us. We are actively seeking commercial partners interested in co-development or licensing of our technologies. If we are unable to find commercial partners or to obtain suitable financing to continue research and development efforts, commence the regulatory approval process (where applicable) and commercialization of the technologies, we are unlikely to continue pursuing development efforts related to these technologies.

While we intend to continue to pursue development efforts, partnership, licensing or other means to realize the value of these intangible assets, in fiscal 2004 we determined that the value of these assets may not be recoverable over their remaining useful lives and that the value of these assets should be written off on our financial statements. Accordingly, we wrote off the entire balance ($476,874) of technology assets as of June 30, 2004.

Although we believe these technologies are valuable assets, we may not be able to successfully develop these technologies and they may not generate revenue. In addition, even if we are ultimately successful in developing products from these technologies, some of those products would likely be subject to regulatory approval, and could always be the subject of litigation or other claims from competitors or others with respect to such products or the patents and methodologies upon which they are based.

DIAGNOSTIC DEVICE TECHNOLOGIES

During the 1990's, we developed an intellectual property position in sweat and saliva collection technologies. In 1998, due to lack of funding and our failure to obtain FDA approval for resultant products, we suspended all further development efforts relating to these technologies and products. We subsequently wrote off the value of these assets on our balance sheet in 1999. We believe there may be potential commercial application for some of these technologies, and we have recently engaged outside consultants to resume business development efforts related to the saliva and sweat collection technologies.

OTHER INTELLECTUAL PROPERTY

In addition to the patented technologies, we have developed certain computer software and internal procedures and products intended to enhance the quality and effectiveness of our services. Although our intellectual property rights are important to our results of operations, we believe that such factors as the technical expertise, knowledge, ability and experience of our laboratory professionals are more important, and that, overall, these technological capabilities provide significant benefits to our clients.

CLIENTS / MARKETING

We provide specialty reference and central laboratory services to, among others, the pharmaceutical, biotechnology, and laboratory diagnostic industries. We also act as a subcontractor for large central laboratories for our specialty reference laboratory services. In fiscal years 2007 and 2006, our clients included companies ranging from the world's largest pharmaceutical companies and biotechnology companies to small and start-up organizations. Historically, our largest two clients in any individual fiscal year have represented in excess of 50% of our revenue. During the fiscal year ended June 30, 2007, our top two clients represented 33% of our revenue as compared to 50% during the fiscal year ended June 30, 2006. Our largest client in fiscal 2007 individually accounted for approximately 17% of our total revenue in fiscal 2007, while our largest client in fiscal 2006 accounted for approximately 36% of our total revenue in fiscal 2006. Revenue from our five largest clients represented approximately 65% and 74% of total revenue in fiscal 2007 and 2006, respectively.

Our scientific expertise is an integral and interrelated part of our marketing and sales process. Our Chief Scientific Officer and our Chief Medical Officer are directly involved in sales and marketing through company capability and scientific presentations as well as consultation with pharmaceutical clinical teams beginning at the protocol design stage. Our extensive knowledge in test development and our close collaboration with diagnostic manufacturers frequently allow us to offer novel tests to our clinical research clients before such tests are commercially available. Additionally, our affiliation with the Centers for Disease Control through Pacific Biometrics Research Foundation, which allows us to participate in the development of reference methods, creates further expertise that we can bring to bear on our clients' testing needs. By marketing and selling our expertise, we believe we have a competitive advantage over our competitors.

CONTRACTUAL ARRANGEMENTS

Our contracts with clients are, for the most part, either fixed price or fee-for-service with a cap. To a lesser extent, contracts are fee-for-service without a cap. In cases where the contracts are fixed price, we generally bear the cost of overruns, but we benefit if the costs are lower than we anticipated. In cases where our contracts are fee-for-service with a cap, the contracts contain an overall budget for the trial based on time and cost estimates. If our costs are lower than anticipated, the client generally benefits from the savings. If our costs are higher than estimated, we bear the responsibility for the overrun unless the increased cost is a result of a change requested by the client, such as an increase in the number of patients to be enrolled or the type or amount of data to be collected. Contracts may range from a few months to several years depending on the nature of the work performed. For most contracts, a portion of the contract fee is paid at the time the study or trial is started with the balance of the contract fee payable in installments upon the progress of the work completed or achievement of milestones over the study or trial duration. We recognize revenue in the period that we perform the related services.

As of June 30, 2007, we have master contract service agreements with ten of our largest clients. Under these master service agreements, we perform laboratory research services based on work orders submitted to us by the client. There is no guaranteed minimum number of work orders or revenue to us under either agreement. Each work order is separately negotiated with the client and is usually limited to a specific project with limited duration.

Most of our contracts may be terminated at any time by the client either immediately or upon notice. Our contracts typically entitle us to receive payment for services performed by us up to the time of termination and reimbursement for out-of-pocket costs incurred prior to termination. In certain limited instances, our contracts also entitle us to a termination fee or payment for the costs of winding down the terminated projects.

Most of our contracts also provide for the client to indemnify us for any third party damages and claims arising from our providing services under the contract. The typical exception to this is that no indemnification will be provided if the damage or claim results from our negligence or intentional misconduct.

For the fiscal year ended June 30, 2007, Fixed Price Contracts amounted to 94% of revenue or $7,973,428; Contracts Priced as Fee-For-Service with a Cap amounted to 3% of revenue or $225,976; Contracts Priced as Fee-For-Service without a Cap amounted to 3% of revenue or $280,926. For the fiscal year ended June 30, 2006, Fixed Price Contracts amounted to 77% of revenue or $8,267,604; Contracts Priced as Fee-For-Service with a Cap amounted to 2% of revenue or $177,375; Contracts Priced as Fee-For-Service without a Cap amounted to 21% of revenue or $2,305,044.

COMPETITION

The specialty reference and central laboratory services industries have many participants ranging from small, limited-service providers to a limited number of full-service laboratories with global capabilities.

For specialty reference laboratory services in our areas of expertise, we primarily compete against other full-service and limited service specialty and central laboratory services organizations and, to a lesser extent, laboratories in academic centers. Many of these organizations have significantly greater resources than we do with somewhat different focus and business targets. Our significant competitors in specialty reference laboratory services include Synarc, Inc., MRL/PPD, MedPace, NW Lipid Laboratory, Esoterix Inc., Linco Diagnostics, Liposcience, Atherotech, ARUP, and the Mayo Clinic.

In the full-service central laboratory service area, we primarily compete with much larger full-service central laboratories with significantly greater resources than we do and many have international operations. Our significant competitors in central laboratory services include Covance Central Laboratory Services, Inc., ICON Laboratories, Quintiles Transnational Corp., CRL - Medinet, MDS Inc. and Quest Diagnostics Incorporated, and Lab Corp among others. In fiscal 2005 we entered into a joint marketing arrangement with Quintiles Transnational Corp., a major central laboratory with a large established client base and existing infrastructure for managing clinical studies globally, and through this relationship we believe that we can compete with other central laboratories that have offices, monitoring sites and laboratories in many countries around the globe. In fiscal 2007 we realized significant financial benefit from our relationship with Quintiles, a trend we expect to continue during fiscal 2008; although there is no guarantee that the relationship will generate revenues consistently going forward.

There is significant competition for clients on the basis of many factors for both specialty reference and full-service central laboratory services, including

     o    technological expertise and efficient drug development processes,
     o    financial stability,
     o    reputation for on-time quality performance,
     o    strengths in various geographic markets and global reach,
     o ability to manage large-scale clinical trials both domestically and internationally,

     o    expertise and experience in specific areas,
     o    scope of service offerings,
     o    price,
     o ability to acquire, process, analyze and report data in a timely and accurate manner,
     o    size, and
     o    expertise and experience in health economics and outcomes services.

While size and global reach are more important competitive factors in the central laboratory services business, we believe that technological expertise is more important for specialty reference laboratory services. Except as to size and international capacity, where we know certain other competitors have an advantage, we believe we compete very favorably in a majority of these areas, particularly with respect to our technical expertise in our three specialty areas.

GOVERNMENT REGULATION

Our laboratory services are subject to various regulatory requirements designed to ensure the quality and integrity of our laboratory testing in support of clinical trials. The industry standards for conducting clinical laboratory testing are embodied in the Clinical Laboratory Improvement Amendments of 1988 ("CLIA"). As a medical test site in the State of Washington, we have established quality assurance programs at our laboratory facilities which monitor ongoing compliance with CLIA. In addition, we are a College of American Pathologists ("CAP") or CAP-certified test site. This certification provides monitoring for CAP and CLIA compliance by CAP on a yearly basis.

The industry standards for conducting preclinical laboratory testing are embodied in the Good Laboratory Practices ("GLP") regulations as defined by the FDA. Although we do not perform testing related to preclinical research, we do comply with specific sections of the GLP regulations, at our discretion, when it is either important to our clients or is determined by management as advantageous to our quality assurance program.

Our clinical laboratory services are subject to industry standards for the conduct of clinical research and development of studies that are embodied in the regulations for Good Clinical Practice ("GCP"). The FDA requires that test results submitted to such authorities be based on studies conducted in accordance with GCP. Noncompliance with GCP can result in the disqualification of some or all of the data collected during the clinical trial, as well as precipitate a full investigation of all previous and current regulatory submissions.

We are subject to licensing and regulation under federal, state and local laws relating to workplace hazard communications and employee right-to-know regulations, the handling and disposal of medical specimens and hazardous waste and radioactive materials, as well as the safety and health of laboratory employees. Our laboratory is subject to applicable federal, state and local laws and regulations relating to the storage and disposal of all laboratory specimens including, but not limited to, the regulations of the Environmental Protection Agency, the Nuclear Regulatory Commission, the Department of Transportation, the National Fire Protection Agency and the Resource Conservation and Recovery Act. Although we believe that we are currently in compliance in all material respects with such federal, state and local laws, failure to comply could subject us to denial of the right to conduct business, fines, criminal penalties and other enforcement actions.

In addition to its comprehensive regulation of safety in the workplace, the Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for health care employers whose workers may be exposed to blood borne pathogens such as HIV and the hepatitis B virus, as well as radiation. Our employees receive initial and periodic training focusing on compliance with applicable hazardous materials regulations and health and safety guidelines.

In the past few years, both the United States and foreign governments have become more concerned about the disclosure of confidential personal data. The European Union prohibits the disclosure of personal confidential information, including medical information, to any entity that does not comply with certain security safeguards. The U.S. Department of Health and Human Services recently promulgated final regulations under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") that will govern the disclosure of confidential medical information in the United States. We do not process IIHI (Individually Identifiable Health Information) during any phase of our business practices related to clinical testing. We therefore are currently exempt from HIPAA regulations.

The regulations of the U.S. Department of Transportation, the U.S. Public Health Service and the U.S. Postal Service apply to the surface and air transportation of laboratory specimens. We also comply with the International Air Transport Association regulations, which govern international shipments of laboratory specimens. Furthermore, when materials are sent to a foreign country, the transportation of such materials becomes subject to the laws, rules and regulations of such foreign country.

LAURUS DEBT INVESTMENTS

In fiscal 2004 and 2005, we entered into two financing arrangements with Laurus Master Fund, Ltd. ("Laurus"), a New York City based investment fund, for a total of $4 million of secured convertible debt financing. In fiscal 2005, we amended the terms of these financing arrangements to extend and defer principal payments and to waive certain defaults. We have described the complete terms, modifications and accounting treatment below.

TERMS OF SECURED CONVERTIBLE NOTES

Effective May 28, 2004, we entered into our first debt financing arrangement with Laurus, consisting of a $2.5 million secured convertible note with a term of three years (the "2004 Note").

Effective January 31, 2005, we entered into our second debt financing arrangement with Laurus, consisting of $1.5 million secured convertible note with a term of three years (the "2005 Note"). The terms of the 2005 Note are similar to the terms of the 2004 Note.

The Notes bear interest at an initial rate equal to the prime rate plus two percent (2%). This is a variable interest rate that was 10.25% and 10.25% for fiscal years ending June 30, 2007 and 2006, respectively. Under the terms of the 2004 Note, we started making monthly payments of accrued interest only beginning on July 1, 2004. Under the terms of the 2005 Note, we started making monthly payments of accrued interest only beginning on March 1, 2005.

Laurus has the option at any time to convert any or all of the outstanding principal and accrued and unpaid interest on the Notes into shares of our common stock. The initial conversion price is $1.06 per share for the 2004 Note and $1.17 per share for the 2005 Note. The conversion price for the Notes is subject to certain antidilution adjustments, including full ratchet antidilution if we issue convertible or equity securities at a price per share less than the conversion price.

For each monthly payment under the Notes, Laurus will be obligated to convert a portion of the monthly payment into common stock at the applicable conversion price, when certain conditions are present. For any cash payments of principal we are required to make, the agreement requires an amount equal to 102% of the principal amount due.

In addition, we can prepay either Note at any time upon payment of an amount equal to 130% of the then-outstanding principal balance, plus accrued and unpaid interest.

As security for the obligation to Laurus, we and each of our subsidiaries granted Laurus a blanket security interest in all of our assets, and we entered into a stock pledge with Laurus for the capital stock in all of our subsidiaries. In addition, we registered with the SEC for resale the shares of common stock that are issuable upon conversion of the Notes and upon exercise of the warrants. We are obligated to maintain the effectiveness of the registration statement through January 2008. If we fail to comply with the registration obligations, Laurus will be entitled to certain specified remedies, including monetary liquidated damages.

WARRANTS

In connection with the 2004 Note financing, we issued to Laurus a warrant to purchase up to 681,818 shares of common stock at an exercise price of $1.25 per share exercisable at any time prior to May 28, 2011. For the 2005 Note financing, we issued to Laurus a warrant to purchase up to 326,087 shares of common stock at an exercise price of $1.37 per share exercisable at any time prior to January 31, 2010.

In consideration for the principal payment deferral and the waiver on the 2004 Note, on January 31, 2005 we issued an additional common stock purchase warrant to Laurus to purchase up to 200,000 shares of common stock at an exercise price of $1.48. The warrant expires on January 31, 2009. For the additional principal payment deferral and the extension of the 2004 and 2005 Notes, on May 6, 2005 we issued an additional common stock purchase warrant to Laurus to purchase up to 1,000,000 shares of our common stock at an exercise price of $1.05. The warrant expires on May 6, 2010. See "Note 12 to Notes to Consolidated Financial Statements."

FINANCING COSTS

In conjunction with the financing for both Notes, we paid fees and expenses of approximately $301,500 in cash and reserved $160,000 for potential payments due to Source Capital, our broker, upon the conversion of principal to common stock. The total amount of $293,500 expense for the 2004 Note has been amortized to other expense at the rate of approximately $8,153 per month over the 36-month life of the Note, beginning June 2004. The total amount of $168,000 expense for the 2005 Note was added to the amount of the 2004 Note. Furthermore, commencing as of May 31, 2005 deferral and extension of both Notes, we adjusted the amortization schedules for the 2004 Note and 2005 Note related to the deferred finance costs. Deferred finance costs are now being amortized at $5,509 and $3,422 per month for the 2004 and 2005 Notes, respectively. The unamortized balance as of June 30, 2007 was approximately $107,000.

In addition, we issued to our broker a five-year warrant, exercisable as and to the extent that amounts owing under the 2004 Note are converted into common stock, for up to 181,818 shares of common stock at an exercise price of $1.25 per share. For the 2005 Note we issued to our broker a five-year warrant, exercisable as and to the extent that amounts owing under the 2005 Note are converted into common stock, for up to 105,263 shares of common stock at an exercise price of $1.37 per share.

CONVERSION AND PRINCIPAL PAYMENTS

Through June 30, 2007, Laurus has converted a total of $710,200 in principal on the 2004 Note, leaving $1,416,667 remaining principal balance, net of conversions and principal payments. There have been no conversions of principal on the 2005 Note, leaving a remaining principal balance of $950,000, net of principal payments.

For any cash payments we are required to make on the Notes (e.g., any amounts due that are not converted into common stock), the agreement provides for monthly payments of principal in the amount of $83,333 for the 2004 Note and $50,000 for the 2005 Note. With principal conversions and note deferrals and extensions, repayments of principal on the 2004 Note were deferred. We began scheduled principal payments beginning in February 2007 with the first partial payment of approximately $41,000 and $85,000 for each month thereafter for the 2004 Note. Principal payments on the 2005 Note of $51,000 per month commenced August 2006. We are required to pay an amount equal to 102% of the principal amount due (i.e., a payment of $85,000 reduces the principal balance by $83,333 and a payment of $51,000 reduces the principal balance by $50,000). Any future conversions of principal by Laurus on either Note will further reduce our repayment obligations and defer future payments due.

WAIVER, DEFERRAL AND EXTENSION

Prior to December 1, 2004, we initiated discussions with Laurus for a six-month deferral on all principal payments and we did not make the principal payments on either December 1, 2004, due date for the first payment on the 2004 Note, or January 1, 2005. On January 31, 2005 Laurus formally agreed to the six-month deferral and also waived all events of default, including the failure by us to make our scheduled payments in December and January. Deferred principal amounts would be due on May 1, 2007, the maturity date of the 2004 Note. There was no change in the interest rate charged by Laurus on the unpaid principal.

On May 6, 2005, we amended the terms of the 2004 Note and the 2005 Note with Laurus' approval to provide for a one year principal payment deferral and extension of both Notes. With respect to the 2004 Note, Laurus agreed to extend the term to be due in full on May 28, 2008, and principal payments to be paid monthly beginning June 1, 2006. With respect to the 2005 Note, Laurus agreed to extend the term to be due in full on January 31, 2009, and principal payments to be paid monthly beginning August 1, 2006. There was no change in the interest rate charged by Laurus on the unpaid principal. Furthermore, commencing as of May 31, 2005 we adjusted the accretion schedules for the 2004 Note and 2005 Note related to the conversion feature and stock purchase warrants. The conversion feature and the warrants are being accreted at $30,858 and $26,625 per month for the 2004 and 2005 Notes, respectively.

FINANCIAL DERIVATIVES - EMBEDDED CONVERSION, OTHER FEATURES AND WARRANTS

In fiscal years 2004 and 2005, we estimated the valuation of the conversion and other features and the warrants for the Notes in accordance with EITF 00-27 and EITF 98-5, using the Black-Scholes pricing model and other assumptions deemed reasonable by management. We changed our accounting for derivative financial instruments, for the Notes, to conform to the requirements of Statements of Accounting Standards No. 133, as amended, and Financial Accounting Standards Board Emerging Issues Task Force (EITF) No. 00-19. Embedded conversion and other features that meet the definition of derivative financial instruments have, where applicable, been bifurcated from host instruments, the May 2004 and January 2005 Notes, and, in all instances derivative financial instruments have been recorded as assets or liabilities and are carried at fair value. See "Note 8 to Notes to Consolidated Financial Statements" for the fiscal year ended June 30, 2007 included in this prospectus.

EMPLOYEES

At October 24, 2007, we had 53 full-time employees, 1 part-time employee, 3 temporary or contract, for a total of 57 employees, 38 of whom were employed in laboratory operations, laboratory administration and client services (including our Chief Scientific Officer), 5 were employed in sales, marketing and business development (including our Chief Medical Officer), and 9 were employed in administrative capacities. One of our employees holds an M.D. degree, six others hold Ph.D. degrees, and two others hold masters degrees or other postgraduate degrees. None of our employees are represented by labor unions. We believe that our relationships with our employees are good.

AVAILABLE INFORMATION

We make available free of charge on our website at www.pacbio.com, our Annual Report on Form 10-KSB, Quarterly Reports on Form 10-QSB, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC.

                            DESCRIPTION OF PROPERTIES

We lease approximately 15,000 square feet of office and laboratory space in Seattle, Washington for our executive offices and laboratory. This lease has a term of ten years, expiring on October 31, 2007, and carries an average annual rental of approximately $234,000 through the remainder of the lease term subsequent to June 30, 2007. The office lease has been renewed per agreement with the lessor on April 1, 2007, effective November 1, 2007.

We believe the leased premises are suitable and adequate for their current intended use. In the opinion of management, the leased premises are adequately covered by insurance.

We do not own any real property. We do not have a policy pertaining to investments in real estate. Our current practice is to invest solely in short-term money market securities.

                                LEGAL PROCEEDINGS

We are not a party to any pending material legal proceedings.

              DIRECTORS AND EXECUTIVE OFFICERS;CORPORATE GOVERNANCE

DIRECTORS AND EXECUTIVE OFFICERS

The following list identifies the members of our Board of Directors and our executive officers as October 24, 2007, and sets forth certain biographical information regarding each person.

              NAME                 AGE                          POSITION
------------------------------    -----    ---------------------------------------------------
Ronald R. Helm                     56       President, Chief Executive Officer and Director
Dr. Elizabeth Teng Leary           59                   Chief Scientific Officer
Dr. Mario Ehlers                   48                    Chief Medical Officer
John P. Jensen                     51           Vice President of Finance and Controller
Michael P. Murphy                  52              Senior Vice-President, Operations
Terry M. Giles                     59                           Director
Paul G. Kanan                      61                           Director
Richard W. Palfreyman (1)(2)       65                           Director
Curtis J. Scheel (1)(2)            48                           Director
--------------
(1)  Member of Audit Committee
(2)  Member of Compensation Committee

Officers are appointed by the Board of Directors. Each executive officer named above will serve until his or her successor is appointed or until his or her earlier death, resignation or removal.

RONALD R. HELM has served as our Chairman, Chief Executive Officer and a Director since August 28, 2002. From 1996 to August 28, 2002, Mr. Helm served as the Chairman and CEO of Saigene Corporation, and served on the board of directors of Saigene until January 2004. Mr. Helm was previously in a private law practice with the California law firm of Helm, Purcell & Wakeman. Mr. Helm was a Senior Vice-President and General Counsel for ComputerLand Corporation and also served as the Managing Director of ComputerLand Europe. Prior to that, Mr. Helm was the Associate Dean for Development and a Professor of Law at Pepperdine University School of Law. He received his B.S.Ed from Abilene Christian University and his J.D. from Pepperdine University School of Law.

ELIZABETH TENG LEARY, Ph.D, DABCC, has served as our Chief Scientific Officer since 2000, prior to which Dr. Leary was our Vice President of Laboratory Services from 1998. Dr. Leary co-founded Pacific Biometrics Inc., a Washington corporation (PBI-WA), in 1989 and from 1989 to 1998, she was Vice President and Director of the Laboratory Division of PBI-WA. In l989, Dr. Leary also co-founded the Pacific Biometrics Research Foundation (PBRF), a non-profit corporation affiliated with us, and currently serves as the director of the CDC Cholesterol Reference Network Laboratory at PBRF (one of eleven such reference laboratories in the world). Prior to joining Pacific Biometrics, Dr. Leary served as a director of clinical chemistry and industry consultant for 13 years. She is a diplomat of the American Board of Clinical Chemistry. She is past chair of the Pacific Northwest chapter of American Association for Clinical Chemistry
(AACC) and the Lipids and Vascular Disease Division of AACC, and past president of the North America Chinese Clinical Chemist Association. She has published over 80 articles in peer-reviewed journals and books and is a recipient of several grants and awards. Dr. Leary received her B.A. from the University of California at Berkeley and her Ph.D. in Biochemistry from Purdue University. She is a graduate of the post-doctoral training program in clinical chemistry at the University of Washington Department of Medicine.

MARIO R. EHLERS, M.D., PH.D., has served as our Chief Medical Officer since September 2002. From June 1998 to September 2002, Dr. Ehlers was the Vice President and Chief Medical Officer of Restoragen, Inc., a privately-held biotechnology company. Subsequently, in December 2002, Restoragen, Inc. filed for Chapter 11 reorganization and bankruptcy protection. Prior to 1998, Dr. Ehlers has 11 years of experience in academic research. He was formerly chairman of an academic department at the University of Cape Town Medical School in South Africa and an instructor in biochemistry at Harvard Medical School. He is author to over 40 publications, two patents and two additional patent applications, with an international reputation in research on ACE and related proteases and in mycobacterial infectious diseases. Dr. Ehlers received both his MBChB (M.D. equivalent) and Ph.D. from the University of Cape Town in South Africa.

JOHN P. JENSEN has served as our Vice President of Finance and Controller since July 1, 2007 and as our Controller since May 2005. From May 2002 to March 2005, Mr. Jensen was Vice President, Operations for Utility, Inc., a privately-held manufacturing company. From June 2000 to March 2002, Mr. Jensen was Director of Operations for Seattle Lab, Inc., a wholly-owned subsidiary of BVRP, Inc., a French public company. Prior to 2000, Mr. Jensen has 22 years of experience in financial management in the manufacturing, professional service and retail medical supply sectors, holding senior management positions at Mountain Safety Research, Inc., a wholly owned subsidiary of REI, Inc., and Karr, Tuttle, Campbell, P.S. Mr. Jensen holds a B.B.A. with a Minor in Mathematics from Eastern Washington University.

MICHAEL P. MURPHY, PH.D., has served as our Senior Vice-President, Operations since May, 2005. From June 1999 to May 2005, Dr. Murphy served as Director, Laboratory Operations, Regional CMBP Account Executive, and Technical Director of Laboratory Corporation of America. He served as Director of Laboratory Services from 1998 -1999 at Pacific Biometrics, Inc. before returning to the commercial clinical diagnostic laboratory industry. From November 1993 through November 1997, Dr. Murphy was Technical Director for Laboratory Corporation of America. Prior to 1993 he served as Laboratory Director for Eastern Maine Medical Center and Director, Professional Services at Compulab Corporation. His experience includes various environments such as clinical diagnostic, commercial reference, and clinical trial and research laboratories. His areas of expertise include technical and administrative laboratory operations, method standardization and quality assurance, laboratory consultation and support, information systems and laboratory automation. Research and clinical areas of interest include diabetes, infectious diseases, cardiovascular and oncology testing. Dr. Murphy received his B.S. from Xavier University and Ph.D. from The Ohio State University. He is a Diplomat of the American Board of Clinical Chemistry.

TERRY M. GILES was elected to the Board of Directors in September 2003. Mr. Giles previously served on our Board of Directors from 1995 to 2001. Mr. Giles currently is in private law practice in California, and is also an adjunct professor with the Pepperdine University School of Law. Mr. Giles currently also serves as Chairman of Giles Enterprises, a private holding company for various business enterprises, as Chairman of the Board of Landmark Education Corporation, a private company providing seminars on personal growth and responsibility, as Chairman of Mission Control Productivity, Inc., a private company, and as the owner of GWE, LLC, a private company specializing in lender financing. Mr. Giles serves on the Pepperdine University Board of Regents and is a member of the Board of Visitors for the Pepperdine University School of Law. Mr. Giles also serves on the board of directors of The Terry M. Giles Foundation, a charitable foundation. Mr. Giles received his B.A. from California State University at Fullerton and his J.D. from Pepperdine University School of Law.

PAUL G. KANAN has served as a Director since July 1996, and previously served as President and Chief Executive Officer from October 1996 through August 2002. Mr. Kanan served as President and Chief Executive Officer of our wholly owned subsidiary, Pacific Biometrics, Inc., a Washington corporation, from October 1996 through August 2002, and as President and a director of BioQuant from October 1993 through August 2002. Since May 2001, Mr. Kanan has served as Vice President of Operations and Chief Financial Officer of Agensys, Inc., a biotechnology firm in California. Mr. Kanan is also an officer and director of CEO Advisors, a health care consulting firm that he co-founded in 1992. Mr. Kanan received his B.S.E. from the University of Michigan and an M.B.A. from Harvard University Graduate School of Business.

RICHARD W. PALFREYMAN became a Director on August 28, 2002, and currently serves on our Audit Committee and Compensation Committee. Mr. Palfreyman is currently the President, CEO and Director of the Relax the Back Corporation, serving since November 2001. Mr. Palfreyman's prior business positions include serving as President and Chief Executive Officer of BackSaver Acquisitions Corporation from November 2001 to October 2002, as Chief Operating Officer and Chief Financial Officer of Spafinder, Inc. from October 2000 to August 2001, as Chief Operating Officer of Spectra Entertainment Corporation from October 1996 to June 2000. He has also served as President and Chief Executive Officer of the Photo & Sound Corporation and as the Chief Financial Officer of ComputerLand Corporation. Mr. Palfreyman holds a B.S. in Economics and an M.B.A. from the University of Utah.

CURTIS J. SCHEEL became a Director on January 1, 2006, and currently serves on our Audit Committee and Compensation Committee. Mr. Scheel currently serves as the Chief Operating Officer of Ritz Camera Centers, serving since January 2003. Mr. Scheel's prior business positions include President and Chief Financial Officer of

Cameraworld.com from December 1999 to May 2002 and Director of National Marketing, Technology Division, Deutsche Financial Services Corp. from July 1996 to December 1999. He has also served as Vice President and Chief Financial Officer at Artisoft, Inc. from September 1995 to June 1996 and Vice President and Treasurer at Microage, Inc. from September 1989 to 1995. Mr. Scheel holds a B.B.A. and an M.B.A. from the University of Wisconsin-Madison.

None of the persons specified above share any familial relationship. Other that the persons specified above, there are currently no significant employees expected to make a significant contribution to the business.

CORPORATE GOVERNANCE

Currently, three of the five directors on our Board, Richard Palfreyman, Paul Kanan and Curtis Scheel, are considered "independent" within the meaning of the listing standards of The NASDAQ Stock Market. Messrs. Palfreyman and Scheel also serve as the sole members of our Audit Committee and Compensation Committee.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On September 28, 2007, we loaned $100,000 to Saigene Corporation, a greater than 5% stockholder, and entered into a secured promissory note and security agreement with Saigene. The loan is secured by Saigene's entire patent portfolio. The principal bears interest at a variable rate equal to the prime rate plus two percentage points. The terms of the promissory note require Saigene to make monthly payments of accrued and unpaid interest, beginning on February 1, 2008, with all unpaid principal and accrued and unpaid interest due and payable in full on or before March 28, 2009. Subsequently, Saigene filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code.

On November 5, 2004, we entered into a consulting agreement with Chicago Partners, LLC to provide accounting support and financial consulting services to us. Pursuant to this agreement, Michael L. Hartzmark, Ph.D. served as our interim Chief Financial Officer. Dr. Hartzmark is currently Vice President of Chicago Partners, and was formerly a member of our Board of Directors and chairman of our Audit Committee. Under the consulting agreement with Chicago Partners, we agreed to pay Chicago Partners for Dr. Hartzmark's services at a rate of $10,000 per month, plus reimbursable costs and expenses. Further, we agreed to indemnify Chicago Partners and its owners, employees and agents from any liabilities for third-party claims arising out of this engagement. This agreement was amended, effective December 1, 2005, for a reduced rate of $5,000 per month through February 28, 2006. Any services provided thereafter were to be billed at an hourly rate of $360 per hour. Effective May 15, 2006, Dr. Hartzmark resigned as Interim Chief Financial Officer and terminated the Chicago Partners, LLC consulting agreement with Pacific Biometrics.

All ongoing and any future related-party transactions have been and will be made or entered into on terms that are no less favorable to us than those that may be obtained from an unaffiliated third party. In addition, any future related-party transactions, including any forgiveness of loans, must be approved by a majority of the disinterested members of our board of directors. If a related person proposes to enter into such a transaction with us, such proposed transaction must be reported to us, preferably in advance.

                             EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

The following table shows for each of the two fiscal years ended June 30, 2007 and 2006 , respectively, compensation awarded or paid to, or earned by, the following persons (collectively, the "NAMED EXECUTIVE OFFICERS"):

     o    Ronald R. Helm, our Chief Executive Officer and Chairman;
     o    Elizabeth T. Leary, Ph.D., our Chief Scientific Officer; and
     o    Mario R. Ehlers, Ph.D., our Chief Medical Officer.

                       SUMMARY COMPENSATION TABLE

                                                           STOCK     ALL OTHER
                                       SALARY    BONUS     AWARDS      COMP.       TOTAL
NAME AND PRINCIPAL POSITION   YEAR      ($)       ($)        ($)        ($)         ($)
---------------------------   ----   --------   -------   --------   ---------   --------
                              2007   $233,000   $34,500   $396,000   $6,341(1)   $669,841
Ronald R. Helm (1) ........   2006    225,000    90,000        --     7,339       322,339
CHIEF EXECUTIVE OFFICER
AND CHAIRMAN

Elizabeth T. Leary (2) ....   2007    184,458     4,750     17,820    6,736(2)    213,764
CHIEF SCIENTIFIC OFFICER      2006    190,000    53,468        --     4,874       248,342

Mario R. Ehlers (3) .......   2007    194,166     5,000     18,810    5,869(3)    223,845
CHIEF MEDICAL OFFICER         2006    192,667    38,585        --     8,557       240,068

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(1) Mr. Helm became a Director, Chairman and Chief Executive Officer on August 28, 2002. The amounts listed under "All Other Compensation" in fiscal 2007 include $1,959 in life insurance premiums paid by us for Mr. Helm's benefit and $4,640 in company-contributions for Mr. Helm's account in the 401(k) plan.

(2) Dr. Leary became Chief Scientific Officer in 2000. The amounts in the Bonus column in fiscal year 2007 consist of payouts under the employee bonus program. The amounts in the Bonus column in fiscal year 2006 consist of payouts under the senior manager and employee bonus programs $38,000 and sales commissions paid of $15,468. The amounts listed under "All Other Compensation" in fiscal 2007 include $1,959 of life insurance premiums paid by us for Dr. Leary's benefit and $5,035 in company-contributions for Dr. Leary's account in the 401(k) plan.

(3) Dr. Ehlers became Chief Medical Officer on September 30, 2002. The amounts listed under "All Other Compensation" in fiscal 2006 include $1,959 in life insurance premiums paid by us for Dr. Ehlers' benefit and $4,000 in company-contributions for Dr. Ehlers' account in the 401(k) plan.

NARRATIVE DISCUSSION OF SUMMARY COMPENSATION TABLE INFORMATION

The following provides a narrative discussion of the material factors which we believe are necessary to understand the information disclosed in the foregoing Summary Compensation Table. The following narrative disclosure is separated into sections, with a separate section for each of our Named Executive Officers.

RONALD R. HELM, CHIEF EXECUTIVE OFFICER AND CHAIRMAN

     CASH COMPENSATION. Mr. Helm was awarded total cash compensation for his services to us for fiscal 2007 in the amount of $267,500. Of this sum, $233,000 represents his base salary and $34,500 for cash bonuses. As of the 2007 fiscal year end, Mr. Helm's employment agreement was in process of renegotiation with the Compensation Committee of the Board of Directors. The base salary represents an adjustment to $240,000 from $225,000 in fiscal year 2006; due to the reduced revenue experienced in fiscal 2007, all senior managers including executive officers took a 10 percent pay cut effective March 15, 2007. The Compensation Committee plans to reevaluate Mr. Helm's base salary and long-term incentive awards on an annual basis.

     In determining Mr. Helm's base salary for the 2007 fiscal year, the Compensation Committee considered Mr. Helm's managerial and executive experience and the level of compensation paid to the highest paid executives at comparable public companies. The Committee also considered competitive trends, our overall financial performance and resources, our operational performance, general economic conditions as well as a number of factors relating to Mr. Helm, including the performance of Mr. Helm, and level of his experience, ability and knowledge of the job.

     LONG-TERM INCENTIVE AWARDS. On August 25, 2006, the Board awarded Mr. Helm 400,000 shares of restricted stock, at a market price of $.99 per share, which vest on the third anniversary of the grant date.

     The restricted shares are subject to forfeiture if Mr. Helm's employment is terminated prior to the vesting date. In connection with the restricted stock award, Mr. Helm surrendered 160,000 stock options previously granted to him in fiscal 2005 (these options were not valued as compensation as the grant was made in fiscal 2005 under SFAS 123) to obtain 200,000, or half, of the restricted stock award.

     The amount included under the column "Stock Awards" in the Summary Compensation Table for Mr. Helm represents the dollar amount recognized as compensation expense with respect to the restricted stock award to Mr. Helm of $396,000, as reflected in our audited financial statements for the 2007 fiscal year in accordance with Statement of Financial Accounting Standards Statement No. 123(R), SHARE-BASED PAYMENT (SFAS No. 123(R)), disregarding, however, the estimate of forfeitures related to service-based vesting conditions included in such financial statements and required by SFAS No. 123(R).

     FRINGE BENEFITS AND PERQUISITES. During fiscal 2007, we provided fringe benefits to Mr. Helm in an amount of $6,341, related to short-term, long-term disability and life insurance and company match on our 401(k) plan.

     EMPLOYMENT AGREEMENT. On June 1, 2005, as amended August 30, 2006, we entered into an employment agreement with Ronald R. Helm. The employment agreement provides for a base salary of $240,000 per year, with potential bonuses of 20% in year one and 30% in year two based on criteria determined by our board of directors. For the 2006 fiscal year, we paid to Mr. Helm bonuses for achievement of certain performance milestones: (a) 2.5% bonus paid quarterly upon achievement of revenue targets of $2,500,000 for each fiscal quarter; (b) 10% bonus paid upon achievement of a positive operating income and backlog targets; (c) 10% bonus paid upon closing of the PIPE financing in April 2006; and (d) 10% bonus paid upon achievement of overall company performance targets of $10,000,000 in revenue and backlog targets.

     Pursuant to the amendment in August 2006, Mr. Helm agreed to surrender all of his stock options specified in the original employment agreement in exchange for an award of 200,000 shares of restricted common stock. In addition, Mr. Helm received 200,000 additional shares of restricted stock for meeting fiscal 2006 performance milestones of $10,000,000 in revenue and backlog targets.

     The term of the employment agreement continues through June 30, 2008, renewable upon mutual agreement of us and Mr. Helm. If we terminate the employment agreement without cause, Mr. Helm will be entitled to receive the unpaid salary and vacation for the remaining term of the agreement, plus any bonus earned as of the date of termination. In the event our company is sold, is the non-surviving party in a merger or completes a sale of substantially all its assets, Mr. Helm will be entitled to receive an amount equal to two times his base annual salary, less any money that he receives from the buyer or surviving entity. Mr. Helm may terminate the agreement upon 30 days' notice.

ELIZABETH T. LEARY, CHIEF SCIENTIFIC OFFICER

     CASH COMPENSATION. Dr. Leary was awarded total cash compensation for her services to us for fiscal 2007 in the amount of $189,208. Of this sum, $184,458 represents her base salary and $4,750 for cash bonuses. The base salary represents an adjustment to $184,458 from $190,000; due to the reduced revenue experienced in fiscal 2007, all senior managers including executive officers took a 10 percent pay cut effective March 15, 2007. The Compensation Committee plans to reevaluate Dr. Leary's base salary and long-term incentive awards on an annual basis.

     In determining Dr. Leary's base salary for the fiscal year 2007, the Compensation Committee considered Dr. Leary's managerial and executive experience and the level of compensation paid to the highest paid executives at comparable public companies. The Committee also considered competitive trends, our overall financial performance and resources, our operational performance, general economic conditions as well as a number of factors relating to Dr. Leary, including the performance of Dr. Leary, and level of her experience, ability and knowledge of the job.

     LONG-TERM INCENTIVE AWARDS. On August 25, 2006, the Board awarded Dr. Leary 18,000 shares of restricted stock, at a market price of $.99 per share, which vest on the third anniversary of the grant date.

     The restricted shares are subject to forfeiture if Dr. Leary's employment is terminated prior to the vesting date.

     The amount included under the column "Stock Awards" in the Summary Compensation Table for Dr. Leary represents the dollar amount recognized as compensation expense with respect to the restricted stock award to Dr. Leary of $17,820, as reflected in our audited financial statements for the 2007 fiscal year in accordance with Statement of Financial Accounting Standards Statement No. 123(R), SHARE-BASED PAYMENT (SFAS No. 123(R)), disregarding, however, the estimate of forfeitures related to service-based vesting conditions included in such financial statements and required by SFAS No. 123(R).

     FRINGE BENEFITS AND PERQUISITES. During fiscal 2007, we provided fringe benefits to Dr. Leary in an amount of $6,736, related to short-term, long-term disability and life insurance and company match on our 401(k) plan.

     EMPLOYMENT AGREEMENT. As of the 2007 fiscal year end the employment agreement from 2004 with Dr. Leary remained in force. It specifies a base salary of $190,000 per year, with potential bonuses of 2.5% paid quarterly and 10% annual bonus based on criteria determined by our board of directors. For the 2006 fiscal year, we paid to Dr. Leary bonuses for achievement of certain performance milestones: (a) 2.5% bonus paid quarterly upon achievement of revenue targets of $2,500,000 for each fiscal quarter; (b) 10% bonus paid upon achievement of revenue and backlog targets.

MARIO R. EHLERS, CHIEF MEDICAL OFFICER

     CASH COMPENSATION. Dr. Ehlers was awarded total cash compensation for his services to us for fiscal 2007 in the amount of $199,166. Of this sum, $194,166 represents his base salary and $5,000 for cash bonuses. The base salary represents an adjustment to $194,199 from $200,000; due to the reduced revenue experienced in fiscal 2007, all senior managers including executive officers took a 10 percent pay cut effective March 15, 2007. The Compensation Committee plans to reevaluate Dr. Ehlers's base salary and long-term incentive awards on an annual basis.

     In determining Dr. Ehlers's base salary for the 2007 fiscal year, the Compensation Committee considered Dr. Ehlers's managerial and executive experience and the level of compensation paid to the highest paid executives at comparable public companies. The Committee also considered competitive trends, our overall financial performance and resources, our operational performance, general economic conditions as well as a number of factors relating to Dr. Ehlers, including the performance of Dr. Ehlers, and level of his experience, ability and knowledge of the job.

     LONG-TERM INCENTIVE AWARDS. On August 25, 2006, the Board awarded Dr. Ehlers 19,000 shares of restricted stock, at a market price of $.99 per share, which vest on the third anniversary of the grant date. The restricted shares are subject to forfeiture if Dr. Ehlers employment is terminated prior to the vesting date.

     The amount included under the column "Stock Awards" in the Summary Compensation Table for Dr. Ehlers represents the dollar amount recognized as compensation expense with respect to the restricted stock award to Dr. Ehlers of $18,810, as reflected in our audited financial statements for the 2007 fiscal year in accordance with Statement of Financial Accounting Standards Statement No. 123(R), SHARE-BASED PAYMENT (SFAS No. 123(R)), disregarding, however, the estimate of forfeitures related to service-based vesting conditions included in such financial statements and required by SFAS No. 123(R).

     FRINGE BENEFITS AND PERQUISITES. During fiscal 2007, we provided fringe benefits to Dr. Ehlers in an amount of $5,869, related to short-term, long-term disability and life insurance and company match on our 401(k) plan.

     EMPLOYMENT AGREEMENT. As of the 2007 fiscal year end, we did not have a written employment agreement with Dr. Ehlers.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table presents information about unexercised stock options and unvested stock awards held by each of the Named Executive Officers as of June 30, 2007.

                                         OPTION AWARDS                                            STOCK AWARDS
           -------------------------------------------------------------------------------------------------------------------------
                                                                                                          Equity
                                                                                                          Incentive    Equity
                                                   Equity                                                 Plan Awards: Incentive
                                                   Incentive                                              Number of    Plan Awards:
                                                   Plan Awards:                                Market     Unearned     Market Value
           Number of    Number of    Number of     Number of                       Number of   Value      Shares,      of Unearned
           Securities   Securities   Securities    Securities                      Shares or   of Shares  Units or     Shares,
           Underlying   Underlying   Underlying    Underlying                      Units of    or Units   Other        Units or
           Unexercised  Unexercised  Unexercised   Unexercised Option   Option     Stock That  of Stock   Rights       Other Rights
           Options      Options      Options       Unearned    Exercise Expiration Have Not    That Have  That Have    That Have
Name       Exercisable  Exercisable  Unexercisable Options     Price    Date       Vested      Not Vested Not Vested   Not Vested
------------------------------------------------------------------------------------------------------------------------------------
               (#)          (#)           (#)         (#)       ($)                   (#)          ($)        (#)           ($)
Ronald R.     340,000     340,000         --           --       $0.81   01/30/2014  400,000     $248,000       --            --
Helm            4,049       4,049         --           --        0.81   01/30/2014

Elizabeth T.   21,922      21,922         --           --        0.51   08/27/2012   18,000       11,160       --            --
Leary         157,887     157,887         --           --        0.81   01/30/2014

Mario R.      117,391     117,391         --           --        0.81   01/30/2014   19,000       11,780       --            --
Ehlers          3,787       3,787         --           --        0.81   01/30/2014

POTENTIAL PAYMENTS UPON RESIGNATION, RETIREMENT, OR CHANGE OF CONTROL

Other than an employment agreement with Mr. Helm (as described above), we do not have any plans or agreements that are specific and unique to executive officers regarding termination of employment or a change of control of the company. However, our 2005 Stock Incentive Plan provides for accelerated vesting of all unvested stock options and unvested stock awards upon a change of control (as defined in the plan), irrespective of the scheduled vesting date for these awards.

COMPENSATION OF DIRECTORS

We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board. The following table presents information about compensation paid to our non-employees directors during fiscal 2007.

                           DIRECTOR COMPENSATION TABLE

                       FEES EARNED OR
           NAME         PAID IN CASH    STOCK AWARDS    OPTION AWARDS    TOTAL
--------------------------------------------------------------------------------
                             ($)             ($)             ($)          ($)
--------------------------------------------------------------------------------

Terry M. Giles           $ 25,000        $12,375(1)        - (1)        $37,375
Paul G. Kanan              25,000         12,375(2)        - (2)         37,375
Richard W. Palfreyman      32,625         12,375(3)        - (3)         45,000
Curtis J. Scheel           32,625         12,375(4)        - (4)         45,000

-------------
(1) Mr. Giles held an aggregate of 12,500 restricted stock awards and 25,000 stock options at the end of fiscal 2007.
(2) Mr. Kanan held an aggregate of 12,500 restricted stock awards and 178,245 stock options at the end of fiscal 2007.
(3) Mr. Palfreyman held an aggregate of 12,500 restricted stock awards and 71,761 stock options at the end of fiscal 2007.
(4) Mr. Scheel held an aggregate of 12,500 restricted stock awards and 25,000 stock options at the end of fiscal 2007.

NARRATIVE TO DIRECTOR COMPENSATION TABLE

The Board grants directors an honorarium of $3,750 per meeting attended. In addition, Committee members receive $625 and Committee Chair receives $1,250 per meeting attended. The Chairman as an employee does not receive cash compensation for his board services. Each non-employee director received a discretionary bonus of $10,000 during fiscal 2007 based on the company's performance in fiscal 2006.

Non-employee directors are also eligible to receive awards of stock options or restricted stock under our equity compensation plans. In early fiscal 2007, we granted to each non-employee director restricted shares to acquire 12,500 shares of common stock, which vest on the third anniversary of the grant date. The restricted shares are subject to forfeiture if such director's service as a director terminates prior to the vesting date.

In addition, non-employee directors will be reimbursed their expenses associated with attending Board meetings. We maintain liability insurance on our directors and officers.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

The following table sets forth as of October 24, 2007, certain information regarding the beneficial ownership of our common stock by the following persons or groups:

     o each person who, to our knowledge, beneficially owns more than 5% of our common stock;
     o each Named Executive Officer identified in the Executive Compensation table above;
     o    each of our current directors, and
     o    all of our directors and executive officers as a group.

As of October 24, 2007, there were issued and outstanding 18,720,147 shares of common stock.

                                                   BENEFICIAL OWNERSHIP OF
                                                       COMMON STOCK(2)
                                              ----------------------------------
         NAME AND ADDRESS(1)                    NO. OF SHARES         PERCENT
--------------------------------------------------------------------------------
OFFICERS AND DIRECTORS:

Mario Ehlers, M.D., Ph.D......................      140,178      (3)      **
Terry M. Giles................................       37,500      (4)      **
Ronald R. Helm................................      947,049      (5)     4.9%
Paul G. Kanan.................................      279,269      (6)     1.5
Elizabeth T. Leary, Ph.D......................      241,207      (7)     1.3
Richard W. Palfreyman ........................       84,261      (8)      **
Curtis J. Scheel .............................       37,500      (9)      **
All current directors and executive officers
 as a group (9 persons).......................    1,932,880     (10)     9.8

5% OWNERS:

Saigene Corporation ..........................    2,316,823     (11)    12.4
2201 34th Avenue NW, Suite C
Gig Harbor, WA  98335

EFG Bank S.A..................................    1,491,907              8.0
24 Quai du Seujet
1211 Geneva 2, Switzerland

Anthony Silverman.............................    1,126,600     (12)     6.0
2747 Paradise Road, #903
Las Vegas, NV 89109

------------------
**   Less than one percent
(1) Except as otherwise noted, the address of each of these stockholders is c/o Pacific Biometrics, Inc., 220 West Harrison Street, Seattle, WA 98119.
(2) This table is based upon information supplied by executive officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, to our knowledge, each of the stockholders named in this table has sole voting and investment power with respect to the common stock shown as beneficially owned.
(3) Includes 121,178 shares of common stock subject to outstanding stock options held by Dr. Ehlers that are exercisable within 60 days of October 24, 2007 ("Vested Options") and 19,000 shares of restricted stock.
(4) Includes 25,000 shares of common stock subject to Vested Options held by Mr. Giles and 12,500 shares of restricted stock.

(5) Includes 344,049 shares of common stock subject to Vested Options held by Mr. Helm and 400,000 shares of restricted stock.
(6) Includes 88,524 shares of common stock held by the Kanan Living Trust dated May 15, 1990, of which Mr. Kanan is a co-trustee with his wife. Also includes 178,245 shares of common stock subject to Vested Options held by Mr. Kanan and 12,500 shares of restricted stock.
(7) Includes 179,809 shares of common stock subject to Vested Options held by Dr. Leary and 18,000 shares of restricted stock.
(8) Includes 71,761 shares of common stock subject to Vested Options held by Mr. Palfreyman and 12,500 shares of restricted stock.
(9) Includes 25,000 shares of common stock subject to Vested Options held by Mr. Scheel and 12,500 shares of restricted stock.
(10) Consists of Ronald R. Helm, Paul G. Kanan, Terry M. Giles, Richard W. Palfreyman, Curtis J. Scheel, Dr. Elizabeth T. Leary, Dr. Mario Ehlers, John P. Jensen and Michael Murphy. Includes an aggregate 1,085,208 shares of common stock subject to Vested Options and 512,750 shares of restricted stock held by such persons.
(11) Includes an aggregate of 1,036,693 shares of common stock held of record by third parties, but over which Saigene has voting power pursuant to irrevocable proxies granted by such third parties. Also includes 1,250,000 shares of common stock pledged to certain third parties to secure debt obligations of Saigene, but over which Saigene currently retains voting power.
(12) Includes 170,000 shares of common stock held by Katsinam Partners, LP, of which Mr. Silverman is the general partner.


                            DESCRIPTION OF SECURITIES

COMMON STOCK

We are authorized to issue 30,000,000 shares of common stock, par value $.01 per share. As of October 24, 2007, there were 18,720,147 shares of common stock issued and outstanding, held by approximately 214 holders of record. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferential rights with respect to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of our company, holders of common stock are entitled to share ratably all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities.

PREFERRED STOCK

Our certificate of incorporation authorizes us to issue up to 5,000,000 shares of preferred stock, par value $.01 per share. Our board of directors generally has the authority to establish the designations, rights and preferences of the preferred stock. Accordingly, the Board of Directors is empowered, without general stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the common stock.

We currently have two designated classes of preferred stock - Series A convertible preferred stock and Series B convertible preferred stock, but no shares of either class of preferred stock are currently issued and outstanding.

     SERIES A PREFERRED STOCK

     As of October 24, 2007, there are no shares of Series A preferred stock issued and outstanding out of a total of 1,550,000 shares designated as Series A preferred stock.

     Effective March 31, 2006, the holders of the previously outstanding shares of Series A preferred stock entered into an agreement with us, agreeing to voluntarily exchange their shares of Series A preferred stock into common stock. The exchange rate for the Series A preferred stock was based on a price of $1.73 per share, which represented the highest ten-trading day average during the first 30 days after the quarterly results for the second quarter of fiscal 2006 (provided that at least 12,000 shares must have traded during the day in order for any day to qualify in the average), beginning February 16, 2006. The number of shares of common stock issuable on exchange equal the total cash consideration originally paid by the Series A preferred holders (aggregate amount of $3,100,000) divided by the exchange rate. Accordingly, at a rate of $1.73, upon delivery to us of the Series A preferred stock certificates for cancellation, we issued 1,791,907 shares of common stock and the outstanding 1,550,000 Series A preferred stock shares were cancelled.

     We intend to file an amendment to our Certificate of Incorporation to eliminate this designated class of preferred stock, and all such 1,550,000 shares will be returned to authorized but undesignated shares of preferred stock.

     SERIES B PREFERRED STOCK

     As of October 24, 2007, there are no shares of Series B preferred stock issued and outstanding out of a total of 1,666,667 shares designated as Series B preferred stock.

     In June 2004, all three prior holders of Series B preferred stock voluntarily converted their shares of Series B preferred stock and accrued and unpaid dividends (approximately $3,295) into a total of 104,294 shares of common stock. Prior to such conversion, there were 33,666.66 shares of our Series B preferred stock issued and outstanding, and the Series B preferred stock accrued dividends at a rate of 8% per annum, compounded quarterly. For the fiscal year ended June 30, 2004, we paid cash dividends on the Series B preferred stock of approximately $4,000, and approximately $3,295 of accrued and unpaid dividends at May 31, 2004 were converted into shares of common stock. At June 30, 2004, there were no remaining accrued and unpaid dividends on the Series B preferred stock.

     We intend to file an amendment to our Certificate of Incorporation to eliminate this designated class of preferred stock, and all such 1,666,667 shares will be returned to authorized but undesignated shares of preferred stock.

The foregoing summaries of the material terms of our common stock and our preferred stock do not purport to be complete or to contain all the information that may be important to you and are qualified in their entirety by reference to our certificate of incorporation, as amended, and bylaws, as amended.

CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE ANTI-TAKEOVER LAW

Certain provisions of our certificate of incorporation and bylaws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

     ISSUANCE OF PREFERRED STOCK

     As noted above, our Board of Directors, without general stockholder approval (other than any required approval of holders of preferred stock), has the authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control of us or make removal of management more difficult.

     NO CUMULATIVE VOTING IN THE ELECTION OF DIRECTORS

     Our stockholders are not permitted to cumulate their votes in the election of directors. As a result, stockholders owning a majority of our common stock may elect all of the directors.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and could complicate, delay or prevent a change in control of our company. They may also have the effect of preventing changes in our management. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

DELAWARE GENERAL CORPORATION LAW

We are not currently subject to Section 203 of the Delaware General Corporation Law. If in the future our common stock is quoted on The Nasdaq Stock Market or listed on a national securities exchange, we may become subject to that provision. Section 203 generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

     o prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,
     o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or
     o on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

     o any merger or consolidation involving the corporation and the interested stockholder,
     o any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder,
     o subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder,
     o any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder, or
     o the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify its officers and directors to the extent provided in that statute. Our certificate of incorporation and bylaws contain provisions intended to indemnify officers and directors against liability to the fullest extent permitted by Delaware law.

Under Delaware law, directors and officers may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In stockholders' derivative actions, indemnification extends only to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action, except that no indemnification shall be made in the event such person shall have been adjudged to be liable to the corporation, unless and only to the extent that a proper court shall have determined that such person is fairly and reasonably entitled to indemnity for such expenses. Delaware law also permits a corporation to maintain insurance on behalf of its officers and directors against liabilities incurred while acting in such capacities.

Our certificate of incorporation and bylaws contain provisions intended to provide indemnification to our officers and directors. Our certificate provides that we shall, to the fullest extent permitted by the provisions of Section 145 of the Delaware General Corporation Law, indemnify any and all persons whom we have power to indemnify from and against any and all expenses, liabilities, or other matters referred to in or covered by said section. Our bylaws contain a similar provision requiring indemnity of our officers and directors to the fullest extent authorized by Delaware law.

Our directors and officers are covered by insurance (with certain exceptions and limitations) which indemnifies them against losses and liabilities arising from certain alleged "wrongful acts," including alleged errors or misstatements or misleading statements, or certain other alleged wrongful acts or omissions constituting neglect or breach of duty, including liability under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                  LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of common stock offered hereby are being passed upon for us by Cairncross & Hempelmann, P.S., Seattle, Washington. Cairncross & Hempelmann has not represented the selling security holders in connection with such registration.

                                     EXPERTS

Our financial statements as of June 30, 2007 and for the year then ended appearing in this prospectus have been audited by PMB Helin Donovan, LLP, our current independent registered public accounting firm, as indicated in their report thereon appearing elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing.

Our financial statements as of June 30, 2006 and for the year then ended appearing in this prospectus have been audited by Williams & Webster P.S., our previous independent registered public accounting firm, as indicated in their report thereon appearing elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing.

            CHANGES IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

We engaged PMB Helin Donovan, LLP as our auditors on September 5, 2007, following the dismissal on September 4, 2007 of Williams & Webster, P.S. as our prior independent registered public accounting firm. The decisions to engage PMB Helin Donovan as our independent registered public accountants and to dismiss Williams & Webster, P.S. were approved by our Audit Committee.

During the two fiscal years ended June 30, 2007 and 2006, and the subsequent interim period through the date of Williams & Webster's dismissal on September 4, 2007, there were no disagreements between us and Williams & Webster on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement if not resolved to Williams & Webster's satisfaction, would have caused Williams & Webster to make reference to the subject matter of the disagreement in connection with its reports. The audit reports of Williams & Webster on our consolidated financial statements for the fiscal year ended June 30, 2006 contained an explanatory paragraph regarding doubts about our ability to continue as a going concern.

On September 5, 2007, we entered into an engagement agreement with PMB Helin Donovan, LLP to serve as our new independent registered public accountants to audit our financial statements for the fiscal year ended June 30, 2007. During the two fiscal years ended June 30, 2007 and 2006, and the subsequent interim period through September 5, 2007, we did not consult with PMB Helin Donovan regarding any matter or event.

                       WHERE YOU CAN FIND MORE INFORMATION

We file annual and current reports, proxy statements and other information with the Securities and Exchange Commission. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facility maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, or at the SEC's regional offices at Seven World Trade Center, Room 4300, New York, New York 10281, and at 75 W. Jackson Blvd., Suite 900, Chicago, Illinois 60604. Copies of these materials also can be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 100 F Street N.E., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding us.

In addition, we maintain a web site that contains information regarding our company, including copies of reports, proxy statements and other information we file with the SEC. The address of our web site is www.pacbio.com. Our web site, and the information contained on that site, or connected to that site, are not incorporated into and do not constitute a part of this prospectus.

We have filed a registration statement on Form SB-2 with the SEC for the common stock offered by the selling security holders under this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information that is not contained in this prospectus. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, you should refer to the exhibits attached to, or incorporated by reference into, the registration statement for copies of the actual contract, agreement or other document.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                  Page
                                                                                                  ----
Report of Independent Registered Public Accounting Firm                                            F-2

Report of Independent Registered Public Accounting Firm                                            F-3

Consolidated Financial Statements:

     Consolidated Balance Sheets as of June 30, 2007 and 2006                                      F-4

     Consolidated Statements of Operations for the years ended June 30, 2007 and 2006              F-5

     Consolidated Statements of Cash Flows for the years ended June 30, 2007 and 2006              F-6

     Consolidated Statement of Stockholders' Equity for the years ended June 30, 2007 and 2006     F-7

     Notes to Consolidated Financial Statements                                                    F-8

                             PMB Helin Donovan, LLP
               Certified Public Accountants & Business Consultants
--------------------------------------------------------------------------------

Pacific Biometrics, Inc.
Seattle, WA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheet of Pacific Biometrics, Inc. as of June 30, 2007 and the related statement of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Biometrics, Inc. as of June 30, 2007 and the results of its operations, stockholders' equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ PMB Helin Donovan LLP
-------------------------------
PMB Helin Donovan LLP
Certified Public Accountants
San Francisco, California
September 20, 2007

                              50 Francisco Street,
                        Suite 120 San Francisco, CA 94133
             Phone (415) 399-1330- Fax (415) 399-9212- www.pmbhd.com

                            Williams & Webster, P.S.
               Certified Public Accountants & Business Consultants
--------------------------------------------------------------------------------

Pacific Biometrics, Inc.
Seattle, WA

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We have audited the accompanying balance sheet of Pacific Biometrics, Inc. as of June 30, 2006, and the related statement of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Biometrics, Inc. as of June 30, 2006 and the results of its operations, stockholders' equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Williams & Webster, P.S.
-------------------------------
Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
September 30, 2006

      Members of Private Companies Practice Section, SEC Practice Section,
                                 AICPA and WSCPA
               Bank of America Financial Center - 601 W Riverside,
                      Suite 1940 - Spokane, WA 99201 Phone
                      (509) 838-5111 - Fax (509) 838-5114 -
                            www.williams-webster.com

                            PACIFIC BIOMETRICS, INC.
                           CONSOLIDATED BALANCE SHEETS
                                 As of June 30,

                                     ASSETS

                                                                           2007              2006
                                                                       ------------      ------------
Current assets:
    Cash and cash equivalents                                          $  4,219,926      $  5,497,737
    Accounts receivable, net                                              1,659,483         1,977,589
    Other receivables                                                       261,753           258,263
    Inventory                                                               163,965              --
    Prepaid expenses and other assets                                       104,825           363,966
    Deferred financing cost on secured convertible
    note - current portion                                                  107,170           107,170
                                                                       ------------      ------------
                                                                       ------------      ------------
          Total current assets                                            6,517,122         8,204,725

Property and equipment, net                                                 835,934           693,231

Other assets:
    Deferred financing cost on secured convertible
    note - long-term portion                                                 18,447           125,617
                                                                       ------------      ------------
          Total assets                                                 $  7,371,503      $  9,023,573
                                                                       ============      ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Accounts payable                                                   $    482,058      $    549,517
    Accrued liabilities                                                     478,794           499,858
    Advances from customers                                               1,093,776           966,573
    Capital lease obligation - current portion                               58,841            51,994
      Secured convertible note - current portion, net
      of unaccreted fair value assigned to conversion
      feature and warrants of $761,907 and $1,684,210
      respectively                                                        1,604,761         1,641,590
   Embedded derivative liability - current  portion                       1,047,492         1,391,463
   Freestanding derivative liability relating to
     secured  convertible note - current portion                            811,536         1,161,770
    Other notes payable - current portion                                   113,339            38,148
                                                                       ------------      ------------
          Total current liabilities                                       5,690,597         6,300,913

Capital lease obligations - long - term portion                              65,619            56,500
Other notes payable - long - term portion                                   102,467           310,938
                                                                       ------------      ------------
          Total liabilities                                               5,858,683         6,668,351
                                                                       ------------      ------------

Stockholders' equity:
    Preferred stock, Series A convertible $0.01 par
       value, 5,000,000 shares authorized, 0 shares
       issued and outstanding for 2007and 2006                                 --                --
    Common stock, $0.01 par value, 30,000,000 shares
       authorized, 18,720,147 and 18,336,884 shares
       issued and outstanding, respectively                                 360,803           355,098
    Additional paid-in capital                                           28,288,347        27,921,488
    Accumulated deficit                                                 (27,133,035)      (25,919,941)
    Treasury stock                                                           (3,295)           (1,423)
                                                                       ------------      ------------
          Total stockholders' equity                                      1,512,820         2,355,222
                                                                       ------------      ------------

          Total liabilities and stockholders' equity                   $  7,371,503      $  9,023,573
                                                                       ============      ============

                   The accompanying notes are an integral part of these
                       consolidated financial statements.

                            PACIFIC BIOMETRICS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                              Years Ended June 30,

                                                                           2007              2006
                                                                       ------------      ------------
Revenues                                                               $  8,480,330      $ 10,750,023
                                                                       ------------      ------------

Laboratory expenses and cost of sales                                     5,153,039         5,161,011
                                                                       ------------      ------------
     Gross Profit                                                         3,327,291         5,589,012
                                                                       ------------      ------------

Operating expenses:
    Research and product development                                           --              46,283
    Selling, general and administrative                                   3,892,054         3,696,284
                                                                       ------------      ------------

Operating income (loss)                                                    (564,763)        1,846,445
                                                                       ------------      ------------

Other income (expense):
  Interest expense                                                         (376,927)         (402,072)
  Interest expense from accretion of conversion feature
   and warrants - secured convertible debt                                 (886,304)         (771,429)
  Gain on adjustment of embedded and freestanding
   derivatives to fair value                                                694,205           298,616
  Amortization of deferred financing costs - secured
   convertible debt                                                        (107,170)         (107,170)
  Interest income                                                            88,343            18,275
  Other income                                                                1,346           321,378
  Warrant expense for equipment lease and financing                         (11,820)       (1,024,940)
  Other expense                                                             (50,000)             --
                                                                       ------------      ------------
     Total other income (expense)                                          (648,327)       (1,667,342)

Net earnings (loss) before tax expense                                   (1,213,090)          179,103
                                                                       ------------      ------------

Tax expense                                                                    --                --

Net earnings (loss)                                                    $ (1,213,090)     $    179,103
                                                                       ============      ============

Net earnings (loss) per share:
  Basic earnings (loss) per share                                      $      (0.06)     $       0.01
                                                                       ============      ============
  Diluted earnings (loss) per share                                    $      (0.06)     $       0.01
                                                                       ============      ============

Weighted average common shares outstanding:
  Basic                                                                  18,720,147        13,295,169
                                                                       ============      ============
  Diluted                                                                18,720,147        16,245,998
                                                                       ============      ============

              The accompanying notes are an integral part of these
                        consolidated financial statements

                            PACIFIC BIOMETRICS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              Years Ended June 30,

                                                                                         2007              2006
                                                                                     ------------      ------------
Cash flows from operating activities:
     Net earnings (loss)                                                             $ (1,213,090)     $    179,103

     Reconciliation of net earnings (loss) to net cash provided by
      (used in) operating activities:
       Depreciation and amortization                                                      290,222           256,889
       Accretion of fair value assigned to conversion feature and warrants                886,303           771,429
       Amortization of deferred financing costs on  secured convertible note              107,170           107,170
       Bad Debt Expense                                                                    23,909              --
       Gain from embedded and freestanding derivative liabilities relating to
        secured convertible note                                                         (694,205)         (298,616)
       Warrant expense for equipment lease and financing                                   11,820         1,024,940
       Compensation expense (income) from restricted shares and options                   560,415               944
       Changes in assets and liabilities:
          Accounts receivable                                                             294,197        (1,369,722)
          Other receivable                                                                 (3,490)         (256,243)
          Inventory                                                                      (163,965)             --
          Prepaid expenses and other assets                                                25,664           231,645
          Advances from customers                                                         127,203           269,012
          Accounts payable                                                                (67,459)          111,175
          Accrued liabilities                                                             (21,064)         (346,409)
                                                                                     ------------      ------------
          Net cash provided by operating activities                                       163,629           681,317
                                                                                     ------------      ------------

Cash flows from investing activities:
     Purchases of capital equipment                                                      (127,458)         (512,684)
     Acquisition of Company common stock                                                 (201,544)             --
                                                                                     ------------      ------------
          Net cash used in investing activities                                          (329,002)         (512,684)
                                                                                     ------------      ------------

Cash flows from financing activities:
     Payments on notes payable                                                         (1,056,414)         (370,492)
     Net proceeds from loan and security agreement                                           --             350,000
     Payments on capital lease obligations                                                (56,024)          (51,993)
     Net proceeds from private placement of common stock                                     --           3,963,045
                                                                                     ------------      ------------
          Net cash provided by (used in) financing activities                          (1,112,438)        3,890,560
                                                                                     ------------      ------------

Net increase (decrease) in cash and cash equivalents                                   (1,277,811)        4,059,193
Cash and cash equivalents, beginning of period                                          5,497,737         1,438,543
                                                                                     ------------      ------------

Cash and cash equivalents, end of period                                             $  4,219,926      $  5,497,737
                                                                                     ============      ============

Supplemental Information:
Cash paid during the period for interest                                             $    362,797      $    408,311
Cash paid during the period for income taxes                                         $       --        $       --

Non-cash investing and financing activities:
     Cashless exercise of stock options and warrants                                 $        272      $      1,022
     Warrants issued in consideration of issuance costs for private placement        $       --        $    300,154
     Warrants issued to private placement investors                                  $       --        $    599,149
     Warrants issued in conjuction with equipment financing                          $       --        $     34,723
     Common stock issued upon conversion of principal on Laurus convertible note     $       --        $    646,600

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            PACIFIC BIOMETRICS, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                Series A Preferred
                                                                       Stock                           Common Stock
                                                          ------------------------------------------------------------------
                                                             Shares            Amount            Shares            Amount
                                                          ------------      ------------      ------------      ------------
Balance June 30, 2005                                        1,550,000      $     15,500        13,325,705      $    304,985
Warrants issued in conjunction with private
 placement of common stock                                        --                --                --                --
Fair value of warrants issued to lender in
 conjunction  with non-revolving line of credit                   --                --                --                --
Fair value adjustment to stock options                            --                --                --                --
Common stock issued to Laurus Master Funds
 for note payment                                                 --                --             610,000             6,100
Fair value of warrants issued to placement
 agent - Laurus Master Funds note payment                         --                --                --                --
Common stock issued to investors - private
 placement of common stock and warrants                           --                --           3,185,231            31,853
Cancellation of common stock released from
 escrow, previously held in trust as security
 for note payable                                                 --                --            (583,333)           (5,833)
Common stock issued for conversion of preferred
 Series A shares                                                  --                --           1,791,907            17,919
Preferred Series A shares converted into common stock       (1,550,000)          (15,500)             --                --
Stock options exercised - cashless exercise                       --                --               7,374                74
Net income for year ended June 30, 2006                           --                --                --                --
                                                          ------------      ------------      ------------      ------------
Balance June 30, 2006                                             --                --          18,336,884           355,098
Cashless exercise of stock options and warrants                   --                --              27,229               272
Warrants issued for equipment leasing                             --                --                --                --
Restricted shares issued                                          --                --             543,234             5,433
Stock options issued - compensation expense                       --                --                --                --
Common stock purchased                                            --                --            (187,200)             --
Net loss for year ended June 30, 2007                             --                --                --                --
                                                          ------------      ------------      ------------      ------------
Balance June 30, 2007                                             --        $       --          18,720,147      $    360,803
                                                          ============      ============      ============      ============


                                                                             Additional                            Total
                                                            Treasury          Paid-in         Accumulated       Stockholders'
                                                             Stock            Capital           Deficit            Equity
                                                          ------------      ------------      ------------      ------------

Balance June 30, 2005                                     ($     1,423)     $ 22,326,406      ($26,099,044)     ($ 3,453,577)
Warrants issued in conjunction with private
 placement of common stock                                        --             978,137              --             978,137
Fair value of warrants issued to lender in
 conjunction  with non-revolving line of credit                   --               7,142              --               7,142
Fair value adjustment to stock options                            --                 (79)             --                 (79)
Common stock issued to Laurus Master Funds
 for note payment                                              640,500              --             646,600
Fair value of warrants issued to placement
 agent - Laurus Master Funds note payment                         --              39,661              --              39,661
Common stock issued to investors - private
 placement of common stock and warrants                           --           3,931,192              --           3,963,045
Cancellation of common stock released from
 escrow, previously held in trust as security
 for note payable                                                 --                --                --              (5,833)
Common stock issued for conversion of preferred
 Series A shares                                                  --             (17,919)             --                --
Preferred Series A shares converted into common stock             --              15,500              --                --
Stock options exercised - cashless exercise                       --                 948              --               1,022
Net income for year ended June 30, 2006                           --                --             179,103           179,103
                                                          ------------      ------------      ------------      ------------
Balance June 30, 2006                                           (1,423)       27,921,488       (25,919,941)        2,355,221
Cashless exercise of stock options and warrants                   --                (272)             --                --
Warrants issued for equipment leasing                             --              11,820              --              11,820
Restricted shares issued                                          --             532,369              --             537,802
Stock options issued - compensation expense                       --              22,615              --              22,615
Common stock purchased                                          (1,872)         (199,672)             --            (201,544)
Net loss for year ended June 30, 2007                             --                --          (1,213,090)       (1,213,090)
                                                          ------------      ------------      ------------      ------------
Balance June 30, 2007                                     ($     3,295)     $ 28,288,347      ($27,133,035)     $  1,512,820
                                                          ============      ============      ============      ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            PACIFIC BIOMETRICS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

Pacific Biometrics, Inc., a Delaware corporation ("PBI" or the "Company"), provides specialty reference laboratory services to the pharmaceutical and diagnostics industries. The Company was incorporated in Delaware in May 1996. The Company conducts its business primarily through its wholly owned subsidiary, Pacific Biometrics, Inc., a Washington corporation ("PBI-WA"). The Company's other wholly owned subsidiaries include PBI Technology, Inc., a Washington corporation, and BioQuant, Inc., a Michigan corporation.

The Company had previously been engaged in the development and commercialization of non-invasive diagnostics to improve the detection and management of chronic diseases. Due to a lack of significant resources, the Company had suspended such activities. Laboratory services constitute the majority of the Company's commercial efforts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include consolidated financial position, results of operations, and statements of stockholders' equity and cash flows of Pacific Biometrics, Inc. and its subsidiaries. All material intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.

ACCOUNTS RECEIVABLE

Accounts receivable are stated at amounts billed to and due from clients net of an allowance for doubtful accounts. Credit is extended based on evaluation of a client's financial condition, and collateral is not required. In determining the adequacy of the allowance, management identifies specific receivables for which collection is not certain and estimates the potentially uncollectible amount based on the most recently available information. The Company writes off accounts receivable when they are determined to be uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. For the year ended June 30, 2007 we had one account balance written off for $23,909. For the year ended June 30, 2006, the Company deemed no accounts receivable uncollectible. The balance of the bad debt allowance was approximately $29,000 and $32,000 for the fiscal year ended June 30, 2007 and June 30, 2006, respectively.

INVENTORY

Inventory is stated the lower of cost or market. Cost is determined on a first in, first out (FIFO) basis. Our inventory consists of reagent chemicals, which the Company began buying in bulk in 2007, which are used in our laboratory testing.

LONG - LIVED ASSETS

Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized over the shorter of the estimated useful life of the improvements or the remaining term of the lease. The cost and related accumulated depreciation of property or equipment sold or otherwise disposed of are removed from the accounts and the resulting gains or losses are included in the statement of operations.

In accordance with the Financial Accounting Standards Board's Statements of Financial Accounting Standards Statement No. 144 - "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS" ("SFAS 144"), all of the Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered. If the sum of the expected future cash flows is less than the carrying amount of the asset, a loss is recognized.

TECHNOLOGY ASSETS

PBI Technology, Inc., a wholly owned subsidiary of the Company, has been established to hold certain technologies and intellectual property, including isothermal DNA amplification method (LIDA), Cell Viability technology, Osteopatch and Saliva Sac(R). The Company wrote off the entire balance of $476,874 related to the technology assets to operations as impairment of technology assets as of June 30, 2004. The Company did not allocate resources to business development activities for the technologies held by PBI Technology, Inc. during the fiscal year ended June 30, 2007.

CLIENT ADVANCES

The Company receives advances from certain clients to perform consulting, laboratory services, and clinical studies. These advances are applied as payments to invoices as work is completed until the amounts advanced are exhausted. Advances are also applied to invoices for setup and administrative fees, billed upon contract approval. These setup and administrative fees are deferred as unearned income when billed and amortized over the life of the project.

INCOME TAXES

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax laws and rates that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets due to the uncertainty of realization. The Company follows SFAS 109, as amended, to prepare income tax reporting.

FINANCIAL INSTRUMENTS

The carrying amounts of cash, cash equivalents, and accounts receivable approximate fair value due to the short-term maturities of these instruments. The carrying value of the Company's secured convertible note is recorded net of the unaccreted fair value assigned to conversion feature and warrants, representing its estimated fair value. (See Note 8 Notes Payable) The carrying value of the Company's other debt approximates their estimated fair values due to the rates of interest on the debt approximate current interest rates for similar obligations with like maturities.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company generally does not use derivative financial instruments to hedge exposures to cash-flow or market risks. However, certain other financial instruments, such as the embedded conversion features of debt instruments that are indexed to the Company's common stock, are classified as liabilities when either (a) the holder possesses rights to net-cash settlement or (b) physical or net share settlement is not within the control of the Company. In such instances, net-cash settlement is assumed for financial accounting and reporting, even when the terms of the underlying contracts do not provide for net-cash settlement. Such financial instruments are initially recorded at fair value and subsequently adjusted to fair value at the close of each reporting period. Fair value for option based derivative financial instruments is determined using the Black-Scholes pricing model.

FINANCIAL DERIVATIVES - EMBEDDED FEATURES AND WARRANTS

Embedded conversion and other features that meet the definition of derivative financial instruments have, where applicable, been bifurcated from host instruments (secured convertible notes - see Note 8. Notes Payable) and, in all instances derivative financial instruments have been recorded as assets or liabilities and are carried at fair value, using the Black-Scholes pricing model. The Company records the value allocated to warrants issued with the convertible instruments, measured at fair value, using the Black-Scholes pricing model and recognized by allocating a portion of the proceeds to derivative liabilities with an offset to discount on the convertible instrument. The recorded discount is accreted as interest expense using the effective interest method over the life of the debt.

STOCK-BASED COMPENSATION

The Company has traditionally applied APB Opinion 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES," and related interpretations in accounting for its stock-based employee compensation plan. On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), "SHARE-BASED PAYMENT", using the modified prospective transition method. Under the transition method, compensation cost recognized in the year ended June 30, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123(R), and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated, in accordance with the modified prospective transition method.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company's net loss for the year ended June 30, 2006 is unchanged compared to if it had continued to account for share-based compensation under APB 25. The Company did not grant any share-based compensation after January 1, 2006 and before year end at June 30, 2006.

SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-priced model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements. Prior to adoption of SFAS No. 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under Statement of Financial Accounting Standards No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION" SFAS NO. 123(R) and recognized compensation expenses, over the requisite service period of each of the awards.

For the fiscal year ended June 30, 2007, the Company granted 130,245 incentive-based stock options and 543,234 incentive-based restricted shares. This was the first grant under the provisions of SFAS No. 123(R). For the fiscal year ended June 30, 2006, the Company granted 253,000 incentive-based stock options which were granted prior to March 31, 2006 and the adoption of the provisions of SFAS No. 123(R). Both grants of incentive-based stock options and restricted shares were under incentive compensation plans. For prior reporting period, had compensation cost been determined based on the fair value of stock options granted in a manner consistent with the method promulgated by SFAS No. 123, the Company's net loss and loss per share would have been changed to the pro forma amounts in the table below for the fiscal year ended June 30, 2006.

                                                                  Year ended
                                                                    June 30,
                                                                      2006
                                                                   ---------
Net income (loss) as reported                                      $ 179,103
Adjust:

Total stock-based employee compensation expense determined
under fair value based method for all awards, net of related
tax effects                                                           62,135
                                                                   ---------
Pro forma net income (loss)                                        $ 116,968
                                                                   =========
Net loss per share:
     Basic - as reported                                              $0.01
                                                                      =====
     Diluted - as reported                                            $0.01
                                                                      =====
     Basic - pro forma                                                $0.01
                                                                      =====
     Diluted - pro forma                                              $0.01
                                                                      =====

To estimate compensation expense, the Company uses the Black-Scholes pricing model and assumptions deemed reasonable by management. All options are valued as of the date of the grant period. The following assumptions were used to compute the fair value of option grants for the year ended June 30:

                                                   2007              2006
                                                 --------          --------
     Expected volatility                            105%               83%
     Expected dividend yield                          0%                0%
     Risk-free interest rate                       5.03%             5.05%
     Expected life                               10 years          10 years

The total equity-based compensation expense related to all of the Company's equity-based awards, recognized for the fiscal year ended June 30, 2007, was comprised as follows:

Laboratory Expenses and Cost of Sales                              $ 13,582
Selling, general and administrative                                $546,833
                                                                   --------
Total equity-based compensation expense                            $560,415

Effect of equity-based compensation expenses, on
basic and diluted loss per Ordinary share                          $  (0.03)

REVENUE RECOGNITION

The Company recognizes revenue in the period that the related services are performed and collectibility is reasonably assured. Currently, the Company derives substantially all of its revenues from laboratory services. Service contracts generally take the form of fixed-price contracts. Under fixed-price contracts, revenue is recognized as services are performed, with performance generally assessed using output measures, such as units-of-work performed to date as compared to the total units-of-work contracted. Changes in the scope of work generally result in a renegotiation of contract pricing terms and/or a contract amendment. Renegotiated amounts are not included in net revenues until earned, and realization is assured. Advance payments on service contracts are treated as a deposit and applied to periodic billing during the contract period. Setup and administrative fees are billed upon contract approval. Revenues from setup and administrative fees are amortized over the life of the contract. Historically, costs are not deferred in anticipation of work on contracts after they are awarded, but instead are expensed as incurred. All out-of-pocket costs are included in expenses.

RESEARCH AND DEVELOPMENT EXPENSES

Expenditures for research and development are expensed as incurred. We anticipate that we will no longer incur research and development expenses related to the technology held by PBI Technology, Inc.

EARNINGS (LOSS) PER SHARE

Basic net income (loss) per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding stock options and warrants using the "treasury stock" method and the effect of preferred stock on an as-converted basis. All per share calculations exclude treasury shares. As of June 30, 2007, vested, in-the-money options to purchase 183,917 shares of common stock and in-the-money warrants to purchase 457,607 shares of common stock were outstanding and were not included in the computation of diluted loss per share because the effect would be antidilutive for fiscal 2007.

As of June 30, 2006, vested, in-the-money options to purchase 1,175,101 shares of common stock and in-the-money warrants to purchase 1,775,727 shares of common stock were outstanding and were included in the computation of diluted earnings per share for fiscal 2006. In addition, 1,550,000 shares of Series A preferred convertible stock were not included in the computation of diluted loss per share because the shares of Series A preferred stock were converted into common stock during April of the fiscal year ended June 30, 2006.

USE OF ESTIMATES

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities--Including an amendment of FASB Statement No. 115". This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted. Management has not determined the effect that adoption of this statement would have on the Company's financial condition or results of operations.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans--an amendment of FASB Statements No. 87, 88, 106, and 132(R)". This statement requires an employer to recognize the overfunded or underfunded positions of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. Management believes the adoption of this statement will have no immediate material effect on the Company's financial condition or results of operations.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "FAIR VALUE MEASUREMENTS". This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. Where applicable, SFAS No. 157 simplifies and codifies related guidance within GAAP and does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged. Management has not determined the effect that adoption of this statement would have on the Company's financial condition or results of operations.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on its financial reporting.

3. CONCENTRATION OF CREDIT RISK

The Company's largest client in fiscal 2007 individually accounted for approximately 17% of the Company's total revenues in fiscal 2007, while the Company's largest client in fiscal 2006 accounted for approximately 36% of the Company's total revenues in fiscal 2006. As of June 30, 2007 and 2006, respectively, approximately 54% and 27% of the Company's accounts receivable balance was from the two largest clients at that time.

Clients of the Company represent many Fortune 500 pharmaceutical companies. The revenues from several pharmaceutical company divisions are aggregated as a single client for the Company's revenue calculations. Sixteen percent of the Company's revenue is derived from Fortune 500 clients for the year ended June 30, 2007. The percentage of revenue increases to 40% using the Fortune Global 500 list. The Company's exposure to concentration of credit risk is reduced considering the financial strength of the Company's clients.

The Company maintains its cash in three insured commercial accounts and one uninsured investment account at major financial institutions. Although the financial institutions are considered creditworthy and have not experienced any losses on their deposits, the Company's cash balance exceeded Federal Deposit Insurance Corporation (FDIC) limits by $3,919,926 at June 30, 2007 and by $5,397,737 at June 30, 2006.

4. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses consisted of the following at June 30:

                                                            2007         2006
                                                          --------     --------
     Laboratory Information System Software.......        $    --      $233,477
     Investor Relations Consulting................             --        14,464
     Insurance....................................          30,120       39,801
     Property Taxes...............................          13,795       12,402
     Service Contracts............................          37,543       44,689
     Trade Show and Conference Fees...............          12,813        6,750
     Other........................................          10,554       12,383
                                                          --------     --------
                                                          $104.825     $363,966
                                                          ========     ========

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30:

                                                           2007          2006
                                                        ----------    ----------
     Laboratory equipment.........................      $1,099,878    $1,010,112
     Computer equipment...........................         368,258       357,345
     Internal use software........................         233,417           --
     Office furniture and equipment...............         209,232       180,158
     Leasehold improvements.......................         238,262       168,507
                                                        ----------    ----------
     Total property and equipment.................       2,149,047     1,716,122
     Less: accumulated depreciation and
           amortization...........................       1,313,113     1,022,891
                                                        ----------    ----------
     Net property and equipment...................      $  835,934    $  693,231
                                                        ==========    ==========

At June 30, 2007 and 2006, respectively, these amounts included assets under capital leases of $434,056 and $358,856, and related accumulated amortization of $337,265 and $282,806. Depreciation expense for the fiscal years ended June 30, 2007 and 2006, respectively, was $290,222 and $256,889.

6. ACCRUED LIABILITIES

Accrued liabilities consisted of the following at June 30:

                                                            2007         2006
                                                          --------     --------
     Accrued Laurus note costs due to third party         $131,592     $131,592
     Accrued payroll and related payroll taxes             135,304      136,060
     Accrued vacation                                       64,649       82,556
     Accrued audit fees                                     46,677       28,566
     Accrued interest expense                               18,500       27,840
     Accrued 401(k)                                          2,550       19,449
     Accrued board of directors fees                        18,750       20,135
     Accrued fees due to PBRF                                7,835        7,835
     Other                                                  52,937       45,825
                                                          --------     --------
                                                          $478,794     $499,858
                                                          ========     ========

7. CAPITAL LEASE OBLIGATIONS

The Company leases laboratory and other equipment under capital lease arrangements. The obligations under capital leases have interest rates ranging from approximately 6.5% to 17.64% and mature at various dates through 2009. Annual future minimum lease payments for years subsequent to June 30, 2007 are as follows:

              2008                                        $  69,660
              2009                                           24,743
              2010                                           17,652
              2011                                           17,652
              2012                                           13,239

              Total minimum payments                        142,947
              Less: amount representing interest            (18,487)
                                                          ---------
              Obligations under capital leases            $ 124,460
                                                          =========

              Total minimum payments                      $ 124,460
              Less: current portion                          58,841
                                                          ---------
              Long-term portion                           $  65,619
                                                          =========

8. NOTES PAYABLE

LAURUS DEBT

Effective May 28, 2004, the Company entered into a financing arrangement with Laurus Master Fund, Ltd., a New York City based investment fund ("Laurus"). The financing consisted of a $2.5 million secured convertible note with a term of three years. In connection with the financing, the Company also issued Laurus a warrant to purchase up to 681,818 shares of common stock at an exercise price of $1.25, exercisable at any time prior to May 28, 2011. The note bears interest at an initial rate equal to the prime rate plus two percent (2%), subject to reduction on a month-to-month basis if certain specified conditions are met. The note interest rate was equal to 10.25% and 10.25% for the fiscal years ended June 30, 2007 and 2006, respectively.

Under the original terms of the note, the Company was obligated to make monthly payments of accrued interest beginning July 1, 2004 and, commencing December 1, 2004, begin to make monthly payments of $85,000 to reduce the principal amount by $83,333.

For any cash payments made on the note, the Company is required to pay an amount equal to 102% of the principal amount due as noted above. In addition, the Company can prepay the note at any time upon payment of an amount equal to 130% of the then-outstanding principal balance, plus accrued and unpaid interest.

Laurus has the option at any time to convert any or all of the outstanding principal and accrued and unpaid interest on the note into shares of common stock at an initial conversion price of $1.06 per share. In addition, for each monthly payment under the note, Laurus will be obligated to convert a portion of the monthly payment into common stock at the applicable conversion price, if certain specified conditions are met. As of June 30, 2007, Laurus had converted $710,200 in principal into 696,800 shares of the Company's common stock. On June 30, 2007, the principal balance on this first note owing to Laurus was $1,416,667, net of principal payments.

The initial note conversion price ($1.06 per share) is subject to certain anti-dilution adjustments, including full ratchet anti-dilution, if the Company issues convertible or equity securities at a price per share less than the conversion price. As security for the obligations to Laurus, the Company and each of its subsidiaries granted a blanket security interest in all of their respective assets to Laurus, and the Company entered into a stock pledge with Laurus for the capital stock in each of its subsidiaries. The Company was obligated to register with the SEC for resale the shares of common stock that are issuable upon conversion of the note and upon exercise of the warrant. The registration was deemed effective by the SEC on September 28, 2004. To date, the Company has maintained the effectiveness of the registration statement and is obligated to maintain it effective for up to three years from the closing date. If the Company fails to comply with the registration obligations, Laurus will be entitled to certain specified remedies, including monetary liquidated damages.

In conjunction with the financing, the Company incurred and recorded fees of $293,500 as deferred financing costs, which are being amortized to other expense over the life of the note. This amount includes a potential payment to the Company's broker of up to $100,000 should Laurus convert all or a portion of the 2004 Note. At June 30, 2007, the unamortized balance of the deferred financing costs was $232,787. As of May 6, 2005, the Company modified the amounts being amortized to other expense to account for the extension of 12 months in the term of the 2004 Note.

As of May 2004, the Company also recorded discounts to the secured convertible note in the amount of $683,962 and $573,266, respectively, representing the value of the conversion feature and value allocated to the warrant to purchase 681,818 shares. As of May 6, 2005, the Company modified the discount balance of the loan to account for the warrants issued as of January 31, 2005 for the postponement of principal payments due and for the warrants issued as of May 6, 2005 as consideration for the deferral and extension of the 2004 Note. In accounting for the issuance of the new warrants, the Company recorded discounts to the secured convertible note of $1,084,906, $452,076, $120,445 and $383,013, respectively, representing the value of the conversion feature, the value allocated to the warrant to purchase 681,818 shares issued on May 28, 2004, the value allocated to the warrant to purchase 200,000 shares issued on January 31, 2005, and the value allocated to the warrant to purchase 625,000 shares issued on May 6, 2005. The warrant to purchase 625,000 shares represents the pro-rata share of the May 2004 Note related to the warrant to purchase a total of 1,000,000 shares issued on May 6, 2005, with the balance allocated to the January 2005 Note.

Upon conversion of any amounts owing under the note, the Company is obligated to issue warrants for up to a maximum of 181,818 shares of common stock to its broker, in the amount of 8% of amounts converted, at an exercise price of $1.25 per share, exercisable for five years.

Effective January 31, 2005, the Company entered into a second financing arrangement with Laurus for a $1.5 million secured convertible note with a term of three years. In connection with the financing, the Company issued Laurus a warrant to purchase up to 326,087 shares of common stock at an exercise price of $1.37, exercisable at any time prior to January 31, 2012. The note bears interest under the same terms as the May 2004 Note as detailed above. The note interest rate was equal to 10.25% and 10.25% for the fiscal years ended June 30, 2007 and 2006, respectively.

Under the original terms of the note, the Company was obligated to make monthly payments of accrued interest beginning March 1, 2005 and, commencing August 1, 2005, monthly payments of $51,000 to reduce the principal amount by $50,000.

For the January 2005 the terms of cash payments and prepayments are the same as for the May 2004 Note as detailed above.

Laurus has the option at any time to convert any or all of the outstanding principal and accrued and unpaid interest on the note into shares of common stock at an initial conversion price of $1.17 per share. In addition, for each monthly payment under the note, Laurus will be obligated to convert a portion of the monthly payment into common stock at the applicable conversion price, if certain specified conditions are met.

The initial note conversion price ($1.17 per share) is subject to certain anti-dilution adjustments, including full ratchet anti-dilution if the Company issues convertible or equity securities at a price per share less than the conversion price.

As security for the obligations to Laurus, the Company and each of its subsidiaries granted a blanket security interest in all of their respective assets to Laurus, and the Company entered into a stock pledge with Laurus for the capital stock in each of its subsidiaries. The Company was obligated to register with the SEC for resale the shares of common stock that are issuable upon conversion of the note and upon exercise of the warrant. The registration was deemed effective by the SEC on April 1, 2005. To date, the Company has maintained the effectiveness of the registration statement and is obligated to maintain it effective for up to three years from the closing date. If the Company fails to comply with the registration obligations, Laurus will be entitled to certain specified remedies, including monetary liquidated damages.

In conjunction with the January 2005 financing, the Company incurred and recorded fees of $168,000 as deferred financing costs, which are being amortized to other expense over the life of the note. This amount includes a potential payment to the Company's broker of up to $60,000 should Laurus convert all or a portion of the 2005 Note. At June 30, 2006, the unamortized balance of the deferred financing costs was $147,156. As of May 6, 2005, the Company modified the amounts being amortized to other expenses to account for the extension of 12 months in the term of the 2004 Note.

As of January 2005, the Company also recorded discounts to the secured convertible note of $397,436 and $279,191, respectively, representing the value of the conversion feature and value allocated to the warrant to purchase 326,087 shares. As of May 6, 2005, the Company modified the discount balance of the loan to account for the warrants issued as of January 31, 2005 for the warrants issued as of May 6, 2005 for the deferral and extension of the 2005 Note. In accounting for the issuance of the new warrants, the Company recorded discounts to the secured convertible note of $589,743, $229,898, and $244,356, respectively, representing the value of the conversion feature, the value allocated to the warrant to purchase 326,087 shares issued on January 31, 2005, and the value allocated to the warrant to purchase 375,000 shares issued on May 6, 2005. The warrant to purchase 375,000 shares represents the pro-rata share of the January 2005 Note related to the warrant to purchase a total of 1,000,000 shares issued on May 6, 2005.

Upon conversion of any amounts owing under the note, the Company is obligated to issue warrants for up to a maximum of 105,263 shares of common stock to its broker, in the amount of 8% of amounts converted, at an exercise price of $1.37 per share, exercisable for five years.

LAURUS WAIVER -- MAY 2004 $2.5 MILLION SECURED CONVERTIBLE NOTE

On January 31, 2005, Laurus formally agreed that the Company would not be required to pay the principal portion of any monthly amount due for the six-month period from December 2004 through May 2005, and instead such deferred principal amounts would be due on May 1, 2007, the maturity date of the 2004 Note. There was no change in the interest rate charged by Laurus on the unpaid principal.

In consideration for the principal payment deferral and the waiver, the Company issued a warrant to Laurus to purchase up to 200,000 shares of the common stock of the Company at an exercise price of $1.48. The warrant expires on January 31, 2010. The cost to the Company associated with the issuance of this warrant was attributed to the discount balance on the May 2004 Note.

LAURUS DEFERRAL AND EXTENSION -- MAY 2004 $2.5 MILLION AND JANUARY 2005 $1.5 MILLION SECURED CONVERTIBLE NOTES

On May 6, 2005, Laurus and the Company amended the terms of the 2004 Note and the 2005 Note, to provide for a twelve-month deferral and extension of both. With respect to 2004 Note, Laurus agreed to (a) extend the term for an additional year, to be due in full on May 28, 2008, and (b) defer 12 months of principal payments (originally due June 1, 2005 through May 1, 2006) to be paid monthly beginning June 1, 2007 through May 1, 2008. With respect to the 2005 Note, Laurus agreed to (a) extend the term for an additional year, to be due in full on January 31, 2009, and (b) defer 12 months of principal payments (originally due August 1, 2005 through July 1, 2006) to be paid monthly beginning February 1, 2008 through January 1, 2009, with the balance on the 2005 Note to be paid in full on January 31, 2009.

As a result of these amendments, the first repayments of principal owed to Laurus on the 2004 and 2005 Notes became due on June 1, 2006 and August 1, 2006, respectively, and the maturity dates for the 2004 and 2005 Notes are now May 1, 2008 and January 1, 2009, respectively. There was no change in the interest rate charged by Laurus on the unpaid principal. Furthermore, commencing as of May 31, 2005, the Company adjusted the amortization schedules for the 2004 Note and 2005 Note related to the conversion feature, stock purchase warrants and deferred finance costs.

In consideration for the principal payment deferral and the extension of the 2004 and 2005 Notes, the Company issued an additional common stock purchase warrant to Laurus to purchase up to 1,000,000 shares of the Company's common stock at an exercise price of $1.05. The warrant expires on May 6, 2010. The cost to the Company associated with the issuance of this warrant was attributed to the discount balances of the May 2004 and January 2005 Notes based on the pro-rata amounts of the respective Notes.

Through June 30, 2007, Laurus has converted a total of $710,200 in principal on the 2004 Note, leaving a remaining principal balance on the 2004 Note of $1,416,667, net of conversions and principal payments. There have been no conversions of principal on the 2005 Note, leaving a remaining principal balance of $950,000 net of principal payments. With these principal conversions, repayments of principal on the 2004 Note were scheduled to begin in February 2007 at a rate of approximately $40,000 for the first month and approximately $85,000 for each month thereafter, per the 102% payment of principal requirement that applies to both notes. These payments will reduce the outstanding principal of the 2004 Note by $83,333 per month. Payments on the 2005 Note of $51,000 per month were scheduled to begin in August 2006. These payments will reduce the outstanding principal of the 2005 Note by $50,000 per month. Any future additional conversions of principal by Laurus on either Note will further reduce our repayment obligations.

In fiscal years 2004 and 2005, the Company estimated the valuation of the conversion feature and the warrants for the May 2004 and January 2005 Notes in accordance with EITF 00-27 and EITF 98-5, using the Black-Scholes pricing model and other assumptions deemed reasonable by management. At June 30, 2006 the Company corrected its accounting for derivative financial instruments, for the May 2004 and January 2005 Notes, to conform to the requirements of Statements of Accounting Standards No. 133, as amended, and Financial Accounting Standards Board Emerging Issues Task Force (EITF) No. 00-19. Embedded conversion features that meet the definition of derivative financial instruments have, where applicable, been bifurcated from host instruments, the May 2004 and January 2005 Notes, and, in all instances derivative financial instruments have been recorded as assets or liabilities and are carried at fair value. The Company restated prior fiscal years results to conform to the requirements of the Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections. Net fair value adjustments included in earnings (loss) related to these instruments amounted to $298,616 and ($265,928) for the fiscal year ending June 30, 2006 and 2005, respectively. Accordingly, the balances for fiscal years 2004 and 2005 have been restated and balances for fiscal 2006 and fiscal 2007 correctly accounted for.

LOAN AND SECURITY AGREEMENT WITH FRANKLIN FUNDING

On November 3, 2005, the Company entered into a loan and security agreement with Franklin Funding, Inc., providing for a non-revolving line of credit of up to $500,000 for equipment financing collateralized by the equipment. In connection with the loan and security agreement, the Company agreed to grant to Franklin Funding stock purchase warrants to purchase up to 50,000 shares of the Company's common stock, in increments of 5,000 shares, for each $50,000 borrowed, each with an exercise price determined as of the respective date of borrowing and expiration date of 10 years. Through June 30, 2006, the Company has borrowed a total of $350,000 under this equipment line of credit and issued to Franklin Funding warrants to purchase 35,000 shares, at an exercise price of $1.17 per share. The loan and security agreement provided that a maximum of $500,000 was available for borrowing until May 3, 2006, consequently no further borrowings may be made under the loan and security agreement. The Company recognized expenses related to the grant of the warrants in the fiscal years ended June 30, 2007 and June 30, 2006 of approximately $11,820 and $7,142, respectively.

SUMMARY OF LAURUS AND FRANKLIN FUNDING NOTES PAYABLE

The Company had the following other notes payable as of June 30:

                                                          2007          2006
                                                       ----------    ----------
May 2004 Secured Convertible Note Payable:
------------------------------------------

Secured convertible note to Laurus, secured by
 all assets, interest at prime plus 2% (subject
 to reduction upon specified conditions), monthly
 payments of $83,333 plus interest beginning May
 1, 2006, due May 1, 2008                              $2,500,000    $2,500,000
 Less: Principal amount converted into common stock      (710,200)     (710,200)
 Less: Principal payments                                (373,133)          --
 Less: Fair value of conversion feature and warrants     (514,641)     (896,701)
                                                       ----------    ----------
                                                          902,026       893,099

 Less: Current Portion                                   (902,026)     (893,099)
                                                       ----------    ----------
 Long-Term Portion                                     $      --     $      --
                                                       ==========    ==========

January 2005 Secured Convertible Note Payable:
----------------------------------------------

Secured convertible note to Laurus, secured by
 all assets, interest at prime plus 2% (subject
 to reduction upon specified conditions), monthly
 payments of $51,000 plus interest beginning August
 1, 2006, due February 1, 2009                         $1,500,000    $1,500,000

 Less: Principal payments                                (550,000)          --
 Less: Fair value of conversion feature
       and warrants                                      (247,265)     (751,509)
                                                       ----------    ----------
                                                          702,735       748,491

 Less: Current Portion                                   (702,735)     (748,491)
                                                       ----------    ----------
 Long-Term Portion                                     $      --     $      --
                                                       ==========    ==========


Other Notes Payable:
--------------------

Loan and security agreement, secured by specific
 equipment, 17.64% interest, monthly payments of
 $8,709, balloon payment of $30,000 due August 2006    $      --     $   38,148

Loan and security agreement, secured by specific
 equipment, 17.64% interest, monthly payments of
 $11,878, balloon payment of $60,000 due November
 2008, principal balance only                             210,953       310,938
                                                       ==========    ==========

Principal balance plus interest                           244,765       349,086

 Less: Current Portion                                   (141,533)      (38,148)

 Long-Term Portion                                     $  102,232    $  310,938
                                                       ==========    ==========

Aggregate maturities of notes payable (at face value, gross of the unaccreted fair value assigned to conversion, other features and warrants related to the secured convertible note financing with Laurus) are approximately as follows for the years ending June 30:

                              2008          $1,706,986
                              2009             870,634
                                            ----------
                                            $2,577,620

9. PREFERRED AND COMMON STOCK

The Company's common stock currently is quoted on the OTC Bulletin Board under the symbol "PBME".

SERIES A PREFERRED STOCK

Effective March 31, 2006, the holders of the outstanding shares of Series A preferred stock entered into an agreement with the Company agreeing to voluntarily exchange their shares of Series A preferred stock into common stock. The exchange rate for the Series A preferred stock was based on a price of $1.73 per share, which represents the highest ten-trading day average during the first 30 days after the quarterly results for the second quarter of fiscal 2006 (provided that at least 12,000 shares must have traded during the day in order for any day to qualify in the average), beginning February 16, 2006. The number of shares of common stock issuable on exchange equal the total cash consideration originally paid by the Series A preferred holders, aggregate amount of $3,100,000, (1,550,000 shares issued, liquidation preference $2.00 per share) divided by the exchange rate. Accordingly, at a rate of $1.73, upon delivery to the Company of the Series A preferred stock certificates for cancellation, the Company issued 1,791,907 shares of common stock and the outstanding 1,550,000 Series A preferred stock shares were cancelled. After giving effect to the exchange, the Company no longer has any preferred stock shares outstanding.

COMMON STOCK

Laurus has the option at any time to convert any or all of the outstanding principal and accrued and unpaid interest on the May 2004 and January 2005 Notes into shares of common stock at an initial conversion price of $1.06 or $1.17 per share, respectively. On various dates throughout fiscal 2006 and fiscal 2005, Laurus converted at a price of $1.06 a total of $646,600 and $63,600 of the principal amount, respectively, due under the May 2004 Note into 634,400 and 62,400 shares, respectively, of the Company's common stock. No conversions were executed for the fiscal year ended June 30, 2007. Laurus has converted a total of $710,200 in principal on the 2004 Note, leaving a remaining principal balance on the 2004 Note of $1,416,667, net of principal payments.

As of June 30, 2007, the Company held treasury common stock in the amount of 269,272 ($3,295 par value). For the fiscal year ended June 30, 2007, we added 187,200 shares ($1,872 par value) to treasury common stock that we purchased during the fiscal year. For the fiscal year ended June 30, 2006, there were no shares of common stock added to the treasury common stock in the amount of 82,072 ($1,423 par value).

10. INCOME TAXES

The Company follows SFAS 109, as amended to prepare its income taxes. The income tax expense reconciled to the tax expense computed at the statutory rate was approximately as follows during the years ended June 30:

                                                          2007          2006
                                                       ----------    ----------
     Tax benefit computed at federal statutory rate    $ (372,000)   $   61,000
     Permanent differences                                 74,000       550,000
     Valuation allowance (tax benefit of recognizing
       prior year net operating loss carryforward)     $  298,000    $ (611,000)
                                                       ----------    ----------
                                                       $      --     $      --
                                                       ==========    ==========

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets are approximately as follows at June 30:

                                                        2007           2006
                                                    -----------    -----------
     Net deferred tax asset:
         Net operating loss carryforward            $ 5,154,000    $ 4,902,000
         Research and experimentation credit            326,000        326,000
         Effect of stock option variable pricing        239,000         50,000
         Accrued liabilities                             14,000         22,000
         Allowance for bad debts                         10,000         11,000
         Depreciation and amortization                   61,000         50,000
                                                    -----------    -----------
                                                      5,804,000      5,361,000
     Less valuation allowance                        (5,804,000)    (5,361,000)
                                                    -----------    -----------
                                                    $       --     $       --
                                                    ===========    ===========

At June 30, 2007, operating loss carryforwards of approximately $15 million expiring through 2027 are available to offset future taxable income. For financial reporting purposes, a valuation allowance of approximately $5,804,000 has been recognized to offset the deferred tax asset due to the uncertainty of future utilization of net operating loss carryforwards and realization of other deferred tax assets. For the fiscal year ended June 30, 2007, the valuation allowance was increased by approximately $298,000, year. For the fiscal year ended June 30, 2006, the valuation allowance was decreased by approximately $611,000, respectively.

11. STOCK OPTION PLAN

1996 STOCK INCENTIVE PLAN

The Company's 1996 Stock Incentive Plan (the "1996 Plan") provided for the issuance of up to 1,800,000 shares of common stock under this Plan. Options granted under the 1996 Plan may be either incentive stock options within the meaning of Section 422(b) of the Internal Revenue Code, or nonqualified options. The Company may also award stock appreciation rights, restricted stock, performance shares, loans or tax offset payments. The option price of each incentive stock option granted shall not be less than the fair value of the underlying common stock, and will expire no later than ten years following the date of grant. With respect to nonqualified options, the exercise price and term will be determined at the discretion of the Board. However, the exercise price will not be less than 85% of the fair value of the underlying stock, and the term will not exceed a period of ten years. The options generally vest over a range of immediately to five years. As of June 30, 2007, The Company's 1996 Stock Incentive Plan had expired.

On May 3, 2002, the Company's board of directors voted to reduce the exercise price of all then outstanding options to $0.06 per share. No initial expense was recognized on this repricing, as the new exercise price equaled the market value of the Company's stock on that date. For the fiscal years ended June 30, 2007 and 2006, in accordance with accounting for options under variable pricing rules, the Company recognized approximately $943 and $3,352, respectively, in compensation income representing the decrease in the market price of the Company's common shares to $1.23 and $0.94 per share, as well as the reduction of 7,374 in the number of outstanding options due to either expiration or exercise. As long as any of the repriced options remains outstanding, the Company will recognize compensation expense in the future for all outstanding repriced stock options if the market value of the common stock increases, and will recognize income if the market value decreases.

2005 STOCK INCENTIVE PLAN

The Company has a Stock Incentive Plan (the "2005 Plan") with 3,000,000 shares of common stock reserved for issuance under this Plan. Options granted under the Plan may be either incentive stock options within the meaning of Section 422(b) of the Internal Revenue Code, or nonqualified options. The Company may also award stock appreciation rights, restricted stock, performance shares, loans or tax offset payments. The option price of each incentive stock option granted shall not be less than the fair market value of the underlying common stock on the grant date, and will expire no later than ten years following the date of grant. With respect to nonqualified options, the exercise price and term shall be determined at the discretion of the Board. However, the exercise price shall not be less than the fair market value of the underlying common stock on the grant date, and the term will not exceed a period of ten years. The options generally vest over a range of immediately to three years. As of June 30, 2007, 2,326,521 shares of common stock remained available for future grant under the 2005 Plan.

The following is a summary of the activity in the 1996 and 2005 Plans for the years ended June 30, 2007 and 2006:

                                                   Shares Under Option
                                        ----------------------------------------
                                                      Weighted       Weighted
                                                      Average        Average
                                         Number       Exercise       Fair Value
                                           Of         Price per      of Options
1996 Plan                                Shares         share        Granted
--------------------------------------------------------------------------------
Options outstanding at June 30, 2005    1,376,109     $    0.81      $    --

       Granted                            125,000          0.86          0.86
       Exercised                           (7,902)         0.60
       Terminated                            0.00          0.00
                                        ---------     ---------
Options outstanding at June 30, 2006    1,493,207     $    0.82
                                        =========     =========


1996 and 2005 Plans
--------------------------------------------------------------------------------
       Granted (1996 Plan)                 25,000          1.15          1.15
       Granted (2005 Plan)                130,245          0.99          0.99
       Exercised                               (0)         0.00
       Terminated (1996 Plan)            (164,300)         1.03
                                        ---------     ---------
Options outstanding at June 30, 2007    1,484,152     $    0.81
                                        =========     =========


2005 Plan                                          Restricted Shares
--------------------------------------------------------------------------------
Granted                                   543,234          0.99          0.99
Options and Restricted Shares
outstanding at June 30, 2007            2,027,386     $    0.86
                                        =========     =========

The weighted average contractual life remaining of options outstanding at June 30, 2007 is approximately 6.9 years.

As of June 30, 2007, outstanding options had exercise periods which expired over the following time periods:

                                    Weighted Average
    Exercise            Number       Remaining Life       Number
     Price            Outstanding      (in years)       Exercisable
     -----            -----------      ----------       -----------

     $0.51                183,917          5.2            183,917
     $0.70                  3,000          7.2              3,000
     $0.81                911,990          6.6            750,256
     $0.86                125,000          8.2             65,694
     $0.90                  6,000          6.7              6,000
     $0.96                 90,000          7.5             90,000
     $0.99                130,245          9.2             42,981
     $1.01                  3,000          7.0              3,000
     $1.15                 25,000          8.5             14,375
     $1.75                  6,000          6.4              6,000
                        ---------        -----          ---------
                        1,484,152          8.5          1,165,223
                        =========        =====          =========

As of June 30, 2007, the fair value of options to be vested is $149,944.

The 1996 Plan expired by its terms on July 9, 2006, but outstanding options and awards previously granted under the 1996 Plan continue in accordance with their terms.

12. STOCK PURCHASE WARRANTS

The following is a summary of outstanding warrants as of June 30, 2007 and 2006:

                                                  Weighted Average
                                Exercise Price     Exercise Price
                                   per Share         per Share         Number
                                   ---------         ---------         ------

Warrants outstanding at
 June 30, 2006                  $0.1875 - $1.48        $1.08          3,085,713
                                ---------------        -----          ---------

Warrants outstanding at
 June 30, 2007                  $0.1875 - $1.60        $1.23          4,390,372
                                ---------------        -----          ---------

In May 2005, in connection with the extension and deferral of principal payments on the $2.5 million secured convertible note and the $1.5 million secured convertible note and, the Company granted the lender a warrant to purchase up to 1,000,000 shares of common stock at an exercise price of $1.05 per share, exercisable at any time prior to May 28, 2010.

In January 2005, in connection with a $1.5 million secured convertible note, the Company granted the lender a warrant to purchase up to 326,087 shares of common stock at an exercise price of $1.25 per share, exercisable at any time prior to May 28, 2011. In addition, the Company issued to our broker a five-year warrant, exercisable as and to the extent that any amounts owing under the convertible note are converted into common stock, for up to 181,818 shares of common stock at an exercise price of $1.25 per share. Also in January 2005, in connection with a the deferral of principal on the $2.5 million secured convertible note, the Company granted the lender a warrant to purchase up to 200,000 shares of common stock at an exercise price of $1.48 per share, exercisable at any time prior to January 31, 2010.

In June 2004, in connection with a $2.5 million secured convertible note, the Company granted the lender a warrant to purchase up to 681,818 shares of common stock at an exercise price of $1.25 per share, exercisable at any time prior to May 28, 2009. In addition, the Company issued to our broker a five-year warrant, exercisable as and to the extent that any amounts owing under the convertible note are converted into common stock, for up to 181,818 shares of common stock at an exercise price of $1.25 per share.

In March and April 2006, in connection with a private placement of common stock, the Company granted warrants to investors covering 955,600 shares of unregistered common stock at $1.60 per share and the placement agents covering 225,200 shares of unregistered common stock at $1.60 per share.

Through June 30, 2006, the Company has borrowed a total of $350,000 under this equipment line of credit and issued to Franklin Funding warrants to purchase 35,000 shares, at an exercise price of $1.17 per share.

13. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company has entered into a non-cancelable operating lease for office facilities. Under the current lease which expires October 31, 2007, the Company is responsible for its proportionate share of real estate taxes, insurance and common area maintenance costs. Rent expense was $231,192 and $225,264 for the years ended June 30, 2007 and 2006, respectively. The office lease has been renewed per agreement with the lessor on April 1, 2007, effective November 1, 2007.

Future minimum lease payments are as follows:

     Year Ended June 30,
     -------------------

     2008 through October 31, 2007                 $    78,052
     2008 new lease through June 30, 2008              157,778
     2009                                              241,779
     2010                                              249,447
     2011                                              257,115
     2012                                              264,783
     2013                                               89,113
                                                   -----------
                                                   $ 1,338,067
                                                   ===========

SECURITY INTEREST

In connection with its secured convertible note agreements, the Company and each of its subsidiaries have granted to Laurus Master Fund, Ltd. a secured interest in all of their assets.

GUARANTOR OBLIGATION

In connection with its purchase of certain assets from Saigene Corporation (Saigene), in December 2002, the Company guaranteed a note payable held by Saigene. In October 2006, the note holder contacted both Saigene and the Company for payment of principal. The Company initially paid $25,000, half as its share of the debt. Subsequent to that payment, the Company was informed that Saigene was unable to pay its half to satisfy the debt holder. The Company paid the second half of $25,000 to the debt holder to pay the note payable in full and discharge any rights to either company.

14. RETIREMENT PLAN

The Company has a 401(k) Plan that was reopened to employees in May 2005. The 401(k) Plan covers all employees over the age of 21 with 1,000 hours of service in a 12-month eligibility computation. The Company makes a contribution equal to one-half of the employee's contribution up to the maximum of 6%. The Company can make discretionary contributions as determined by its board of directors, not to exceed the amount permissible under the Internal Revenue Code. The Company has not made any discretionary contributions since the plan was reopened. For the fiscal year ended June 30, 2007, the Company's matching expense was $62,175 and 401(k) payable balance was $2,550.

                                14,409,569 SHARES

                            PACIFIC BIOMETRICS, INC.

                                  COMMON STOCK

                                ----------------

                                   PROSPECTUS

                                ----------------








                                OCTOBER 24, 2007

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24: INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors, officers, employees or other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses incurred) under certain circumstances for liabilities arising under the Securities Act of 1933. Our Certificate of Incorporation and Bylaws contain provisions intended to indemnify officers and directors against liability to the fullest extent permitted by Delaware law. The following discussion of our Certificate of Incorporation and Bylaws is not intended to be exhaustive and is qualified in its entirety by reference to the actual text of our Certificate of Incorporation and Bylaws.

Our certificate of incorporation, as amended, contains a provision permitted by Delaware law which eliminates the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duty of care which arises under state law. Although this does not change the directors' duty of care, it limits legal remedies which are available for breach of that duty to equitable remedies, such as an injunction or rescission. This provision of our certificate of incorporation has no effect on directors' liability for: (1) breach of the directors' duty of loyalty; (2) acts or omissions not in good faith or involving intentional misconduct or known violations of law; and (3) approval of any transactions from which the directors derive an improper personal benefit.

Our bylaws contain a provision that provides for the indemnification of any individual who was, is, or is threatened to be made a party, by reason of the fact that the individual is a director or officer of ours or serves in a similar role, to any pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. Pursuant to this provision, the individual is indemnified against all expenses, liability and loss actually and reasonably incurred to the extent such individual is not otherwise indemnified and to the extent such indemnification is permitted by law.

We also maintain directors' and officers' reimbursement and liability insurance pursuant to standard form policies, insuring our directors and officers against certain liabilities for certain acts or omissions while acting in their official capacity, including liability under the Securities Act of 1933, as amended.

Insofar as indemnification for liabilities arising under the Securities Act may be allowed to our directors, officers and controlling persons under the forgoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 25: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is an itemized statement of the estimated cost and expenses payable by us in connection with the offering for the securities included in this Post-Effective Amendment No. 4 to the registration statement:

     Securities and Exchange Commission filing fee (previously paid)..       --
     Blue sky fees and expenses.......................................       --
     Accounting fees and expenses.....................................    $3,000
     Legal fees and expenses..........................................     5,000
     Miscellaneous expenses...........................................     1,000
                                                                         -------
          Total.......................................................   $ 9,000

ITEM 26: RECENT SALES OF UNREGISTERED SECURITIES

We sold the following securities in the past three years in transactions not registered under the Securities Act of 1933:

o Effective January 31, 2005, we issued to Laurus Master Fund, Ltd. a $1.5 million secured convertible note with a term of three years, and a warrant to purchase up to 326,087 shares of common stock at an exercise price of $1.37 per share exercisable at any time prior to January 31, 2010. The note is convertible into shares of our common stock at an initial conversion price of $1.17 per share. The conversion price is subject to certain anti-dilution adjustments, including if we issue convertible or equity securities (subject to certain exceptions) at a price less than the conversion price. We registered for resale the shares of common stock issuable upon conversion of the note and upon exercise of the warrant. The note and warrant were offered and sold in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act. In connection with the January 31, 2005 closing, we paid cash commissions of $45,000 to our broker, Source Capital Group, Inc.; in addition, for any amounts of the outstanding principal and accrued and unpaid interest owing on the note that are converted into shares of our common stock, we are also obligated to pay our broker additional placement agent fees of 4% of the amount being converted, for maximum additional fees of up to $60,000. In addition, we issued to our broker a five-year warrant, exercisable as and to the extent that amounts owing under the Laurus 2005 Note are converted into common stock, for up to 105,263 shares of common stock at an exercise price of $1.37 per share.

o On January 31, 2005, we granted to Laurus Master Fund, Ltd. a warrant to purchase up to 200,000 shares of common stock at an exercise price of $1.48 per share, in consideration for six-month principal payment deferral on the 2004 Note. The warrant expires on January 31, 2009. The warrant was offered and sold in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act.

o Effective January 31, 2005, we signed an agreement with The Investor Resource Group (IRG) to provide certain investor relations services to us. Pursuant to the terms of the agreement, we issued a total of 125,000 shares of common stock to two principals of IRG. The shares of common stock were issued in reliance on the statutory exemption from registration provided by
     Section 4(2) of the Securities Act.

o On May 6, 2005, we granted to Laurus Master Fund, Ltd. a warrant to purchase up to 1,000,000 shares of common stock at an exercise price of $1.05 per share, in consideration for amending the terms of the 2004 Note and the 2005 Note, to provide for a twelve-month deferral and extension of both. The warrant expires on May 6, 2010. The warrant was offered and sold in reliance on the statutory exemption from registration provided by
     Section 4(2) of the Securities Act.

o On November 3, 2005, we entered into a Loan and Security Agreement with Franklin Funding, Inc., providing us a line of credit of up to $500,000 for equipment financing. In connection with the Loan and Security Agreement, we agreed to grant to Franklin Funding stock purchase warrants to purchase up to 50,000 shares of our common stock, in increments of 5,000 shares, for each $50,000 borrowed, each with an exercise price determined as of the respective date of borrowing. Through March 31, 2006, we have issued to Franklin Funding warrants to purchase 35,000 shares, at an exercise price of $1.17 per share. The warrants were issued in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act.

o In March 2006, we initiated a best-efforts private placement of unregistered common stock and warrants for the sale of up to $5,000,000, with up to a 10% over-allotment option. We closed on approximately $3.8 million in the private placement in early March 2006, and we closed on an additional $500,000 in early April 2006, for total net proceeds of approximately $3,963,000. The shares and stock purchase warrants were sold together as detachable units, based on a price of $1.35 per share. The stock purchase warrants have an exercise price of $1.60 per share, are exercisable beginning September 8, 2006 and have a 5-1/2 year term, expiring September 8, 2011. The private placement resulted in the sale and issuance to the investors a total of 3,185,231 shares of common stock and warrants to purchase an additional 955,566 shares of common stock. The private placement shares and warrants were offered and sold solely to accredited investors in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act. In connection with the private placement, we engaged Midtown Partners & Co.,

     LLC as our exclusive placement agent to offer the securities on a best-efforts basis. As compensation for the placement agent's services, we agreed to pay to Midtown (a) cash commissions of 8% of the gross proceeds received, (b) stock purchase warrants to purchase shares of common stock equal to 8% of the total number of shares of common stock sold, and (c) legal fees and due diligence fees of $15,000. We issued to the placement agent warrants to purchase 225,188 shares, and recorded aggregate commissions of approximately $304,000. The placement agent warrants have an exercise price of $1.60 per share, are exercisable beginning September 8, 2006 and have a 7-year term, expiring March 8, 2013.


ITEM 27: EXHIBITS

EXHIBIT
  NO.                                     DESCRIPTION
-------           --------------------------------------------------------------
3.1        (1)    Amended and Restated Certificate of Incorporation of the
                  Company, as amended - includes (a) Amended and Restated
                  Certificate of Incorporation dated July 9, 1996, (b)
                  Certificate of Amendment to Certificate of Designation for
                  Series A Convertible Preferred Stock, dated as of August 28,
                  2002, (c) Certificate of Amendment to Restated Certificate of
                  Incorporation, dated February 14, 2003, and (d) Certificate of
                  Designation for Series B Convertible Preferred Stock, dated as of March 6, 2003
3.2        (2)    Amended and Restated By-Laws of the Company
4.1        (2)    Specimen Stock Certificate
5.1 ##    (22)    Opinions of Cairncross & Hempelmann, P.S.
10.1A      (3)    1996 Stock Incentive Plan, as amended
10.1B     (11)    Form of stock option agreement (for employees and officers)
                  under 1996 Stock Incentive Plan 10.1C (11) Form of stock
                  option agreement (for directors) under 1996 Stock Incentive
                  Plan
10.2A     (16)    2005 Stock Incentive Plan
10.2B     (20)    Form of stock option agreement under 2005 Stock Incentive Plan
10.2C     (20)    Form of restricted stock award agreement under 2005 Stock
                  Incentive Plan
10.3A     (15)    Executive Employment Agreement, dated June 1, 2005, between
                  Pacific Biometrics, Inc. and Ronald R. Helm
10.3B     (17)    First Amendment to Executive Employment Agreement, between
                  Pacific Biometrics, Inc. and Ronald R. Helm
10.4++    (12)    Employment Agreement, dated October 1, 2004, by and between the Company and Dr. Elizabeth Leary
10.5A      (4)    Office Lease, dated April 23, 1997, between Tom Kane and Elsa
                  Kane and the Company
10.5B     (21)    First Amendment to Office Lease, dated January 20, 1998
10.5C     (21)    Second Amendment to Office Lease, dated April 20, 2007
10.6       (5)    Asset Purchase Agreement, dated as of June 27, 2002, among the
                  Company, PBI-WA and Saigene Corporation
10.7       (6)    Amendment Number One to Asset Purchase Agreement, dated as of
                  August 28, 2002, among the Company, Saigene Corporation, and
                  PBI-WA
10.8       (3)    Option Agreement, dated August 28, 2002, between the Company and Saigene Corporation
10.9      (10)    Common Stock Purchase Warrant issued by the Company in favor of Source Capital Group, Inc.
10.10      (7)    Amended and Restated Financing Agreement, dated as of October
                  1, 2002, among the Company, Transamerica Technology Finance
                  Corporation, successor in interest to Transamerica Business
                  Credit Corporation, and Saigene Corporation
10.11      (7)    Restructure Agreement, dated as of October 1, 2002, among the
                  Company, Transamerica Technology Finance Corporation,
                  successor in interest to Transamerica Business Credit
                  Corporation, and Saigene Corporation
10.12      (7)    Amendment to Warrant Agreements, dated as of October 1, 2002, among the Company, Transamerica Technology Finance
                  Corporation, successor in interest to Transamerica Business
                  Credit Corporation, and Saigene Corporation
10.13      (7)    Investment Agreement, dated as of December 19, 2002, between
                  Saigene Corporation and the Company
10.14      (8)    Securities Purchase Agreement, dated May 28, 2004 between the
                  Company and Laurus Master Fund, Ltd.

10.15      (8)    $2.5 Million Secured Convertible Term Note, dated May 28,
                  2004, made by the Company in favor of Laurus Master Fund, Ltd.
10.16      (8)    Master Security Agreement dated May 28, 2004, among the
                  Company, BioQuant, Inc., Pacific Biometrics, Inc., a
                  Washington corporation, PBI Technology, Inc., and Laurus
                  Master Fund, Ltd.
10.17      (8)    Registration Rights Agreement, dated May 28, 2004, between the
                  Company and Laurus Master Fund, Ltd.
10.18      (8)    Common Stock Purchase Warrant, dated May 28, 2004, issued by the Company in favor of Laurus Master Fund, Ltd. for 681,818 shares of common stock.
10.19      (8)    Subsidiary Guaranty dated May 28, 2004, among Pacific
                  Biometrics, Inc., a Washington corporation, BioQuant, Inc., and PBI Technology, Inc.
10.20      (8)    Stock Pledge Agreement dated May 28, 2004, between the Company and Laurus Master Fund, Ltd.
10.21     (13)    Amendment No. 1 and Waiver, dated January 31, 2005, between the Company and Laurus Master Fund, Ltd.
10.22     (13)    Amendment No. 2, dated January 31, 2005, among the Company,
                  Pacific Biometrics, Inc., a Washington corporation, BioQuant,
                  Inc., PBI Technology, Inc. and Laurus Master Fund, Ltd.
10.23     (13)    Securities Purchase Agreement, dated January 31, 2005 between the Company and Laurus Master
                  Fund, Ltd.
10.24     (13)    $1.5 Million Secured Convertible Term Note, dated January 31,
                  2005, made by the Company in favor of Laurus Master Fund, Ltd.
10.25     (13)    Registration Rights Agreement, dated January 31, 2005, between the Company and Laurus Master Fund, Ltd.
10.26     (13)    Common Stock Purchase Warrant, dated January 31, 2005, issued by the Company in favor of Laurus Master Fund, Ltd. for
                  326,087 shares of common stock.
10.27     (14)    Amendment No. 1, dated May 6, 2005, between Pacific
                  Biometrics, Inc. and Laurus Master Fund, Ltd.
10.28     (14)    Amendment No. 2, dated May 6, 2005, between Pacific
                  Biometrics, Inc. and Laurus Master Fund, Ltd.
10.29     (14)    Common Stock Purchase Warrant, dated May 6, 2005, issued by
                  Pacific Biometrics, Inc. in favor of Laurus Master Fund, Ltd.
                  for 1,000,000 shares of common stock.
10.30     (18)    Loan and Security Agreement, dated November 3, 2005, between
                  Pacific Biometrics, Inc. and Franklin Funding, Inc.
10.31     (19)    Form of Unit Subscription Agreement for March 2006 private placement
10.32     (19)    Form of Common Stock Purchase Warrant for March 2006 private placement
14.1      (11)    Code of Ethics for Financial Officers
21.1       (9)    Subsidiaries of Pacific Biometrics, Inc.
23.1       **     Consent of Williams & Webster P.S.
23.2       **     Consent of PMB Helin Donovan, LLP
23.3      (22)    Consent of Cairncross & Hempelmann, P.S. (included in Exhibit
                  5.1)
24.1              Power of Attorney (included on signature page to Registration
                  Statements previously filed)
-------------------------
**   Filed herewith
++ Portions of the marked exhibit have been omitted pursuant to a request for confidential treatment filed with the SEC.
## We are relying upon Rule 429 to file a combined single prospectus for four previously separate offerings on different Form SB-2 registration statements (File Nos. 333-113822, 333-116968, 333-123302 and
     333-133084); therefore, Exhibit 5.1 (footnote 22 below) incorporates by reference the opinions of Cairncross & Hempelmann P.S. from each earlier registration statement.
(1) Incorporated by reference to Exhibits of Registrant's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003, filed on May 15, 2003.
(2) Incorporated by reference to Exhibits of Registrant's Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2, Registration
     No. 333-11551, filed on October 11, 1996.

(3)  Incorporated by reference to Exhibits of Registrant's Annual Report on
     Form 10-KSB for the fiscal year ended June 30, 2003, filed on September
     29, 2003.
(4) Incorporated by reference to Exhibits of Registrant's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997, filed on September 29, 1997.
(5) Incorporated by reference to Exhibits of Registrant's Current Report on Form 8-K filed on July 3, 2002.
(6) Incorporated by reference to Exhibits of Registrant's Current Report on Form 8-K filed on September 6, 2002.
(7) Incorporated by reference to Exhibits of Registrant's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2002, filed on February 14, 2003.
(8) Incorporated by reference to Exhibits of Registrant's Current Report on Form 8-K filed on June 7, 2004.
(9) Incorporated by reference to Exhibits of Registrant's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004, filed on May 14, 2004.
(10) Incorporated by reference to Exhibits of Registrant's Registration Statement on Form SB-2, Registration No. 333-116968, filed on June 29, 2004.
(11) Incorporated by reference to Exhibits of Registrant's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2004, filed on September 23, 2004.
(12) Incorporated by reference to Exhibits of Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004, filed on November 15, 2004.
(13) Incorporated by reference to Exhibits of Registrant's Current Report on Form 8-K filed on February 1, 2005.
(14) Incorporated by reference to Exhibit of Registrant's Current Report on Form 8-K filed on May 10, 2005. (15) Incorporated by reference to Exhibit of Registrant's Current Report on Form 8-K filed on June 7, 2005. (16) Incorporated by reference to Appendix A of Registrant's Definitive Proxy Statement on Schedule 14A filed on October 25, 2005.
(17) Incorporated by reference to Exhibit of Registrant's Current Report on Form 8-K filed on September 5, 2006.
(18) Incorporated by reference to Exhibit of Registrant's Current Report on Form 8-K filed on November 7, 2005.
(19) Incorporated by reference to Exhibit of Registrant's Current Report on Form 8-K filed on March 13, 2006.
(20) Incorporated by reference to Exhibits of Registrant's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2006, filed on October 3, 2006.
(21) Incorporated by reference to Exhibits of Registrant's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007, filed on October 5, 2007.
(22) Incorporated by reference to Exhibits of Registrant's Registration Statement on Form SB-2 (File No. 333-113822) filed on March 22, 2004, Registration Statement on Form SB-2 (File No. 333-116968) filed on June 29, 2004, Registration Statement on Form SB-2 (File No. 333-123302) filed on March 14, 2005, and Registration Statement on Form SB-2 (File No. 333-133084) filed on April 7, 2006.

ITEM 28: UNDERTAKINGS

We hereby undertake to file with the Securities and Exchange Commission, during any period in which we offer or sell of securities are made in reliance upon Rule 415 of the Securities Act, a post-effective amendment to this Registration Statement. Such post-effective amendment shall: (1) include any prospectus required under Section 10(a)(3) of the Securities Act; (2) reflect in such prospectus any facts or events that exist which, individually or together, represent a fundamental change in the information contained in the registration statement; provided, however, that notwithstanding the foregoing, any increase or decrease in volume of the securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (3) include any additional or changed material information on the plan of distribution. In addition, we hereby undertake to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

For determining any liability under the Securities Act, we hereby undertake to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Post-Effective Amendment No. 4 to its Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on October 25, 2007.

                                     PACIFIC BIOMETRICS, INC.

                                     By: /s/ Ronald R. Helm
                                         -------------------------------
                                         Ronald R. Helm, Chief Executive Officer


     In accordance with the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 4 to the Company's Registration Statement on Form SB-2 has been signed by the following persons in the capacities and on the dates indicated.

     SIGNATURE                      CAPACITIES                        DATE

/s/ Ronald R. Helm           Chief Executive Officer,           October 25, 2007
-------------------------    President, and Director
Ronald R. Helm               (Principal Executive Officer)


/s/ John P. Jensen           Vice President of Finance and      October 25, 2007
-------------------------    Controller (Principal Financial
John P. Jensen               Officer And Principal Accounting
                             Officer)

/s/ Terry M. Giles           Director                           October 25, 2007
-------------------------
Terry M. Giles


/s/ Paul G. Kanan            Director                           October 25, 2007
-------------------------
Paul G. Kanan


/s/ Richard W. Palfreyman    Director                           October 25, 2007
-------------------------
Richard W. Palfreyman


/s/ Curtis J. Scheel         Director                           October 25, 2007
-------------------------
Curtis J. Scheel